      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 9, 1997.


                                            REGISTRATION STATEMENT NO. 333-22493
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                         PRE-EFFECTIVE AMENDMENT NO. 2

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          RACING CHAMPIONS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

             DELAWARE                              5090                             36-4088307
  (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                               800 ROOSEVELT ROAD
                             BUILDING C, SUITE 320
                           GLEN ELLYN, ILLINOIS 60137
                                 (630) 790-3507
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 ROBERT E. DODS
                                   PRESIDENT
                          RACING CHAMPIONS CORPORATION
                               800 ROOSEVELT ROAD
                             BUILDING C, SUITE 320
                           GLEN ELLYN, ILLINOIS 60137
                                 (630) 790-3507
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                          COPIES OF COMMUNICATIONS TO:

MICHAEL T. PEPKE, ESQ.                                   THOMAS J. MURPHY, ESQ.
JAMES M. BEDORE, ESQ.                                    TIMOTHY R.M. BRYANT, ESQ.
REINHART, BOERNER, VAN DEUREN,                           MCDERMOTT, WILL & EMERY
NORRIS & RIESELBACH, S.C.                                227 WEST MONROE STREET
1000 NORTH WATER STREET, SUITE
2100                                                     CHICAGO, IL 60606-5096
MILWAUKEE, WI 53202                                      (312) 372-2000
(414) 298-1000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                    SUBJECT TO COMPLETION, DATED MAY 9, 1997


PROSPECTUS

                                5,000,000 SHARES

                             Racing Champions Logo

                                  COMMON STOCK
                            ------------------------

     All of the 5,000,000 shares of Common Stock offered hereby are being sold by Racing Champions Corporation. Certain of the net proceeds to the Company will be used to redeem all of the Company's outstanding shares of preferred stock and to repay indebtedness to the Company's current stockholders. See "Use of Proceeds."

     Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price for the Common Stock will be between $12.00 and $14.00 per share. See "Underwriting" for information relating to the determination of the initial public offering price.


     The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "RACN."



     PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION DISCUSSED UNDER THE CAPTION "RISK FACTORS" AT PAGE 8.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==================================================================================================================
                                                 PRICE                 UNDERWRITING               PROCEEDS
                                                   TO                 DISCOUNTS AND                  TO
                                                 PUBLIC               COMMISSIONS(1)             COMPANY(2)
------------------------------------------------------------------------------------------------------------------
Per Share.............................             $                        $                        $
------------------------------------------------------------------------------------------------------------------
Total(3)..............................             $                        $                        $
==================================================================================================================

(1) The Company and certain stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses, estimated to be $750,000, payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 357,142 additional shares of Common Stock and certain stockholders of the Company have granted the Underwriters a 30-day option to purchase up to 392,858 additional shares of Common Stock on the same terms and conditions as set forth above to cover over-allotments, if any. The Company will not receive any proceeds from the sale of any additional shares by these stockholders. See "Principal Stockholders." If the Underwriters exercise the
    over-allotment option in full, the total Price to Public will be $         ,
    the total Underwriting Discounts and Commissions will be $         , the
    total Proceeds to Company will be $         and the total proceeds to these
    stockholders will be $         . See "Underwriting."
                            ------------------------

     The shares of Common Stock offered hereby are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates representing shares of
Common Stock will be made on or about                  , 1997 through The
Depository Trust Company or at the offices of Robert W. Baird & Co. Incorporated, Milwaukee, Wisconsin.

ROBERTW. BAIRD & CO.
         INCORPORATED

                            WILLIAM BLAIR & COMPANY

                                                             J.C. BRADFORD & CO.

             THE DATE OF THIS PROSPECTUS IS                  , 1997

                             [PICTURES OF PRODUCTS]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) appearing elsewhere in the Prospectus. Unless indicated otherwise, the information contained in this Prospectus (i) gives effect to the recapitalization consummated on April 30, 1996 in which the Company was formed as a holding company to acquire the RCI Group and the RCL Group (see "The Recapitalization"),
(ii) assumes that the Underwriters' over-allotment option is not exercised,
(iii) has been restated to give retroactive effect to a stock split of 7.885261 shares for each share of Common Stock and an amendment and restatement of the Company's Certificate of Incorporation and By-Laws effected or to be effected prior to consummation of the Offering, and (iv) gives effect to the conversion of all of the outstanding shares of the Company's Nonvoting Common Stock, par value $.01 per share, into an aggregate of 937,084 shares of Common Stock upon the completion of the Offering. Unless indicated otherwise, references to the "Company" or "Racing Champions" are to Racing Champions Corporation and its subsidiaries, including the operations of the RCI Group and the RCL Group prior to April 30, 1996.

                                  THE COMPANY


     Racing Champions is a leading producer and marketer of collectible scaled die cast vehicle replicas(1). The Company is best known for its extensive line of officially licensed, high quality collectible replicas of actual race cars and related vehicles from the five most popular U.S. professional racing series, including NASCAR. Since its inception in 1989, the Company has capitalized on the growing popularity of motor sports by offering an expanding line of high quality, affordable racing replicas targeted toward racing fans and adult collectors. The Company believes that it had the largest domestic market share in 1996 in the die cast racing replica category(1). Beginning in 1996, the Company successfully expanded into non-racing collectibles by introducing the Racing Champions Mint(TM) line of high quality die cast replicas of classic and late-model vehicles. The Company is continuing this expansion in 1997 by introducing an additional line of non-racing vehicle replicas and two new lines of collectible pewter figures. From 1990, the Company's first full year of operations, through 1996, the Company's net sales grew from approximately $5 million to $66 million. The Company intends to further its growth by (i) continuing to capitalize on the growing popularity of motor sports to expand its racing replica business, and (ii) leveraging its brand name, reputation with collectors, and established distribution and manufacturing relationships by developing new collectible products.


     The Company's strategy is to develop affordable, collectible replicas centered around themes for which significant enthusiast, hobbyist and collector interest exists. In order to produce authentic products and create interest and credibility with collectors and enthusiasts, the Company obtains official licenses which allow for the reproduction of distinguishing characteristics, trade names and trademarks. The Company enhances the collectibility of its products by carefully managing product quantities and staggering product release dates, continuously freshening its product offerings, producing special editions, utilizing distinctive packaging and adding other special features. In order to broaden the potential collector base for its products, the Company's replicas are affordably priced, typically under $30 at retail. Although the Company employs traditional collectible distribution channels such as collector and hobby shops, the Company principally distributes its products through mass merchants. The Company believes that its established shelf space at these mass merchants enables it to (i) reach more customers with greater frequency given the regular shopping patterns of its target market at mass merchants, and (ii) sell a higher volume of products resulting in substantial economies of scale. The resulting cost reductions make the Company's products more affordable to consumers and more profitable for itself as well as retailers. In addition, because of electronic links in place with its mass merchant customers, the Company is better able to monitor retail inventories and point of sale information and adjust production accordingly.

     Racing Replicas. The racing replica category is well suited to the Company's strategy because of (i) the popularity of major racing series such as NASCAR, one of the fastest growing spectator sports in the United States, (ii) the significant interest in collecting racing replicas among racing fans and adult die cast collectors and (iii) the wide variety of frequently changing vehicles to replicate. Racing Champions' largest product line is a comprehensive collection of scaled stock cars, trucks and team transporters replicating most of the vehicles competing in the current year's NASCAR Winston Cup Series, Busch Grand National Series and Truck Series by Craftsman. The Company also produces replicas from other popular racing series including National Hot Rod Association drag racing ("NHRA"), Championship Auto Racing Teams ("CART") and Indy Racing League ("IRL") Indy style racing, and World of Outlaws sprint car racing ("World of Outlaws"), as well as Honda and Kawasaki racing motorcycles. Racing Champions produced over 900 different styles of racing replicas in 1996. The Company's racing replicas range in size from 1:144 scale to 1:9 scale and retail at prices ranging from $1 to $30.

     In order to produce its wide variety of racing replicas, the Company has entered into over 450 different licensing agreements with racing teams, drivers and sponsors, vehicle manufacturers and major racing series sanctioning bodies. Because several aspects of a racing vehicle's outward appearance change frequently due to changes in sponsors, vehicle styling, graphics and drivers, many of the Company's replicas also change frequently, thereby enhancing their collectibility. The Company further enhances collectibility by releasing different monthly assortments of the various racing replicas, producing annual and special editions and adding special features such as serial numbers, vehicle display stands, die cast emblems and trading cards featuring the driver. Established secondary markets exist for many of the Company's products and the market values of the Company's products are regularly reported in a variety of die cast collector magazines. In many cases, the value of a Racing Champions product in the secondary markets exceeds the product's original retail price.

     Non-racing Vehicle Replicas. In addition to racing replicas, the Company has identified significant market opportunities for collectible non-racing die cast vehicles. During 1996, the Company introduced Racing Champions Mint, a line of high quality, collectible die cast vehicles replicating classic and late-model cars and trucks from the 1930's to the present. The Racing Champions Mint line features a series of limited production, serial numbered, highly detailed replicas produced in color schemes matching those used on the actual vehicle. This product line is sold through mass merchants at a retail price of approximately $5 for each 1:64 scale vehicle and in its first year of production generated sales for the Company of approximately $9.7 million. In early 1997, the Company complemented the Racing Champions Mint series with the Racing Champions Hot Rod Collection(TM), a new line of collectible die cast hot rod replicas which is supported by licensing and marketing arrangements with Petersen Publishing Company's Hot Rod Magazine.


     Collectible Pewter Figures. The Company is targeting comic book and sports enthusiasts and figure collectors with two new lines of collectible pewter figures which it began shipping in 1997. The first line is a series of pewter replicas of various comic book characters in action poses. Each figure is mounted on a die cast stand in front of an encased miniature reproduction of a comic book cover on which the character appeared ("Comic Book Champions"(TM)). The Company has obtained licenses from Marvel Characters, Inc. and DC Comics (a division of the Time Warner Entertainment Company L.P.), two of the leading publishers of comic books in the United States, which will allow the Company to replicate characters such as Superman(R), Batman(R) and Spiderman(R). The second line consists of pewter replicas of popular athletes. Each athlete is mounted on a die cast stand in front of an encased miniature reproduction of a Sports Illustrated magazine cover on which the athlete appeared ("Sports Champions"(TM)). In addition to a licensing arrangement with Sports Illustrated, the Company is negotiating licenses from the major sports leagues (including the National Football League, Major League Baseball, the National Hockey League and the National Basketball Association) and popular athletes (including Muhammad Ali, Frank Thomas, Ken Griffey, Jr., Joe Montana and Arnold Palmer). The Company has received commitments from its major customers to purchase both the Comic Book Champions and Sports Champions product lines.


     Product Distribution and Supply. Approximately 76% of the Company's 1996 net sales were made through mass merchants, including K-Mart, Target, Toys 'R' Us and Wal-Mart. Due to the success of its product offerings, the Company has been able to increase shelf space for its products at each of its major customers. The Company believes that its current shelf space and relationships with its mass merchant customers provide it with a significant competitive advantage in introducing new products and maintaining its leading share of the racing replica market. The Company has maintained its profit margins while selling through mass merchants by realizing economies of scale, diligently controlling its costs and offering its mass market customers the opportunity to earn an attractive mark-up on its products. Racing Champions also sells through wholesalers who, in turn, distribute to hobby and collector shops (approximately 15% of 1996 net sales). The Company's remaining 9% of 1996 net sales were made through companies which offered customized products for premium/promotional purposes.

     Virtually all of the Company's products are manufactured by six independently owned factories located in China. All but two of these factories are exclusively dedicated to manufacturing the Company's products and all are privately owned by independent Chinese entrepreneurs. The Company, through Racing Champions Limited, its Hong Kong subsidiary, manages all key aspects of its product manufacturing in China, including sourcing raw materials and packaging, performing engineering and graphic art functions, executing production schedules, providing on site quality control and safety testing and delivering shipments for export from Hong Kong to the United States. The Company believes its dedicated Chinese supplier base together with the local oversight and coordination provided by its Hong Kong subsidiary provide it with certain competitive advantages including a rapid product development capability as well as a flexible, reliable and high quality supply source.

     Formation. Racing Champions Corporation is a holding company which was formed in April 1996 by an investor group led by Willis Stein & Partners, L.P., a private investment fund, for the purpose of acquiring both Racing Champions, Inc., a privately held Illinois corporation formed in 1989 (together with an affiliated company, the "RCI Group"), and Racing Champions Limited, a privately held Hong Kong corporation formed simultaneously in 1989 (together with certain affiliated companies, the "RCL Group"). See "The Recapitalization." The RCI Group and the RCL Group, while under different ownership, effectively operated as one entity with the RCI Group managing the licensing, product development and sales operations, and the RCL Group managing the overseas manufacturing and shipping operations. The RCI Group was owned equally by Robert E. Dods and Boyd
L. Meyer. The RCL Group was owned by Peter K.K. Chung. Messrs. Dods, Meyer and Chung continue to serve as senior executives of the Company and collectively will own approximately 30.3% of the outstanding Common Stock following the Offering.


     The Company's principal executive offices are located at 800 Roosevelt Road, Building C, Suite 320, Glen Ellyn, Illinois 60137 and its telephone number is (630) 790-3507. The Company maintains World Wide Web sites at www.collectchamps.com and www.racingchamps.com.


                                  THE OFFERING


Common Stock offered by the Company...........  5,000,000 shares
Common Stock to be outstanding after the
  Offering....................................
                                                12,885,240 shares(2)
Use of Proceeds...............................
                                                To repay subordinated debt owed to stockholders of
                                                the Company and bank borrowings, and to redeem all of
                                                the outstanding shares of the Company's Series A
                                                Preferred Stock and Series B Preferred Stock. See
                                                "Use of Proceeds."
Nasdaq National Market symbol.................
                                                RACN


---------------


(1) Information about the market for scaled die cast vehicle replicas and the die cast racing replica category has been derived from information published by the NPD Group, Inc., an independent research firm which compiles data for its subscribers, together with the Company's internal research regarding the market.



(2) Does not include 332,033 shares issuable upon exercise of options granted pursuant to the Company's 1996 Key Employees Stock Option Plan. In addition, it is anticipated that options to purchase up to 148,752 shares of Common Stock will be granted at the initial public offering price on or before the closing of the Offering under the Company's 1997 Stock Incentive Plan, including options to purchase up to 78,852 shares of Common Stock that will be accompanied by reload options. See "Management -- Executive
    Compensation -- 1996 Key Employees Stock Option Plan and "--Stock Incentive Plan."

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                            PRO FORMA
                                                                                       THREE MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,                        MARCH 31,
                              -----------------------------------------------------   ---------------------
                              1993(1)    1994(1)    1995(1)    1996 PRO FORMA(2)(3)    1996        1997
                              --------   --------   --------   --------------------   -------   -----------
STATEMENT OF INCOME DATA:
NET SALES:
  Company...................  $     --   $     --   $     --         $ 49,385         $    --     $15,187
  RCI Group.................    31,047     43,268     48,592           16,614          12,260          --
  RCL Group.................    15,658     23,672     32,301           13,027           5,595          --
  Intercompany and redundant
     sales..................   (15,658)   (23,672)   (32,301)         (13,027)         (5,595)         --
                                                                     --------         -------     -------
                                                                     $ 65,999         $12,260     $15,187
                                                                     ========         =======     =======
GROSS PROFIT:
  Company...................  $     --   $     --   $     --         $ 27,839         $    --     $ 8,694
  RCI Group.................    14,151     18,056     23,036            7,210           5,248          --
  RCL Group.................     4,147      5,770      6,216            2,483           1,741          --
                                                                     --------         -------     -------
                                                                     $ 37,532         $ 6,989     $ 8,694
                                                                     ========         =======     =======
OPERATING INCOME:
  Company...................  $     --   $     --   $     --         $ 10,864         $    --     $ 2,969
  RCI Group.................     6,141      8,565      9,724              108           1,767          --
  RCL Group.................     1,544      2,321      2,751              506             (37)         --
                                                                     --------         -------     -------
                                                                     $ 11,478         $ 1,730     $ 2,969
                                                                     ========         =======     =======
NET INCOME(4):
  Company...................  $     --   $     --   $     --         $  4,373         $    --     $ 1,225
  RCI Group.................     5,722      8,224      9,392               72             511          --
  RCL Group.................     1,216      2,339      2,790              299             (44)         --
                                                                     --------         -------     -------
                                                                     $  4,744         $   467     $ 1,225
                                                                     ========         =======     =======
  Net income per share......                                         $   0.36         $  0.03     $  0.09
  Weighted average shares
     outstanding............                                           13,214          13,214      13,214



                                                                                   MARCH 31, 1997
                                                                               ----------------------
                                                                                              AS
                                                                                ACTUAL    ADJUSTED(5)
                                                                               --------   -----------
BALANCE SHEET DATA:
  Working capital.....................                                         $ (8,069)    $  (269)
  Total assets........................                                          102,595     102,595
  Total debt..........................                                           81,035      30,107
  Total stockholders' equity..........                                           11,741      62,669


---------------

(1) The 1993, 1994 and 1995 amounts represent certain historical financial data of the RCI Group and RCL Group (converted from fiscal year end March 31 to December 31).


(2) The pro forma financial data for the year ended December 31, 1996 gives effect to the Recapitalization, the Offering and the application of the estimated net proceeds from the Offering as if each had occurred on January 1, 1996. The pro forma financial data for the three months ended March 31, 1997 gives effect to the Offering and the application of the estimated net proceeds from the Offering as if it had occurred on January 1, 1997.


(3) Pro forma statement of income data for the year ended December 31, 1996 include a nonrecurring incentive bonus expense of $2,389,000 incurred in connection with the Recapitalization and a purchase accounting inventory write-up adjustment of $1,367,000 as a result of the Recapitalization. Excluding the effects of the nonrecurring incentive bonus expense and the inventory write-up adjustment, the Company's pro forma gross profit, operating income, net income and net income per share for the year ended December 31, 1996 would have been:



                                                                              PERCENT OF
                                                                AMOUNT        NET SALES
                                                                ------        ----------
Net sales...................................................    $65,999         100.0%
Gross profit................................................     38,899          58.9
Operating income............................................     15,234          23.1
Net income..................................................      6,997          10.6
Net income per share........................................    $  0.53


(4) Net income for the years ended 1993, 1994 and 1995 includes a provision for Hong Kong income taxes at an effective rate of 16.5% for certain entities, no provision for other entities structured as tax-free British Virgin Islands entities and no federal income tax provision for certain entities structured as S corporations.

(5) The "As Adjusted" amounts give pro forma effect to (i) the issuance of 5,000,000 shares of Common Stock in the Offering at an assumed price of $13.00 per share, net of estimated underwriting discounts and commissions of $4,550,000 and estimated offering expenses of $750,000 and (ii) the repayment of $50,928,000 of indebtedness and the redemption of $8,772,000 of preferred stock.

                                  RISK FACTORS

     Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus, in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby. This Prospectus contains certain forward-looking statements that involve risks and uncertainties. Future events and the Company's actual results could differ materially from the results reflected in these forward-looking statements.

CONSUMER ACCEPTANCE OF PRODUCTS


     The markets for the Company's products are subject to rapidly changing consumer preferences. The Company's historical growth has been based in part on the growing interest in racing and motor sports and the evolution of the preferences of racing enthusiasts and collectors toward the Company's products. A decline in the popularity of racing and motor sports or a change in consumer preferences could have a material adverse effect on the Company. The Company's future growth will depend in large part upon its ability to continue to conceive, design, source and market new products and upon continuing market acceptance of its existing and future products. Significant delays in the introduction of, or the failure to introduce, new products or additions to its existing product lines or the failure of the Company's existing or future products to maintain or receive substantial market acceptance could also have a material adverse effect on the Company. In 1997, the Company introduced a collection of pewter figures, its first significant non-vehicle product. There can be no assurance that such products will achieve consumer acceptance. See "Business -- Products."


COMPETITION

     The Company operates in a highly competitive market. The Company competes with several larger domestic and foreign companies, such as Mattel, Inc. ("Mattel") and Hasbro, Inc. ("Hasbro") which have recently entered the racing replica market, and with other smaller producers of racing replicas. The smaller producers of racing replicas, such as Action Performance Companies, Inc., generally distribute their products through direct marketing, collector clubs and wholesalers who in turn distribute through hobby and collector shops. In contrast, the Company distributes products primarily through national retailers and mass merchants including K-Mart, Target, Toys 'R' Us and Wal-Mart. Mattel and Hasbro also intend to distribute their racing replicas through national retailers. The Company also competes with domestic and foreign producers of scaled die cast toy vehicles. Many of the Company's competitors have greater financial, technical, marketing and other resources than the Company. There can be no assurance that the Company will continue to be able to compete successfully in the future. See "Business -- Competition."

RELIANCE ON KEY SUPPLIERS

     The Company depends upon six independently owned factories located in China to manufacture its racing replicas and certain other products. As a result, any difficulties encountered by the independent manufacturers which result in product defects, production delays, cost overruns or the inability to fulfill orders on a timely basis could have a material adverse effect on the Company. Any significant accident, labor dispute or other disruption at one or more of these factories also could adversely affect the Company's business. See "Business -- Manufacturing" and "-- Risks of Foreign Manufacturing."

RISKS OF FOREIGN MANUFACTURING

     The Company is subject to numerous risks inherent in foreign manufacturing, including the following: fluctuations in currency exchange rates; economic and political instability; restrictive actions by foreign governments; the laws and policies of the United States affecting the importation of goods (including duties, quotas and taxes); and trade and foreign tax laws.

     Substantially all of the Company's products are subject to United States duties and regulations pertaining to the importation of goods. Currently, the Company's products are imported duty free. The United States may, from time to time, impose new duties, tariffs, quotas or other charges or restrictions, or adjust presently prevailing quotas, duties or tariff levies, which could adversely affect the Company's business, financial condition or results of operations or its ability to continue to import products at current or increased levels.

From time to time, the Company may also be involved in disputes with the United States Customs Service regarding the amount of duty to be paid, the value of merchandise to be reported or other customs regulations with respect to certain of the Company's imports, which may result in the payment of additional duties and/or penalties. The Company cannot predict what regulatory changes may occur or the type or amount of any financial impact on the Company which those changes may have in the future.

TRADING STATUS OF CHINA

     China, where all of the Company's products are manufactured, is currently afforded "Most Favored Nation" status and generally is not subject to United States retaliatory duties. The "Most Favored Nation" status of China was last renewed in June of 1996 and is reviewed on an annual basis. Various commercial and legal practices widespread in China, including the handling of intellectual properties, are under review by the United States government and, accordingly, the duty treatment of goods imported from China is subject to political uncertainties. To the extent China ceases to have "Most Favored Nation" status or its exports become subject to political retaliation, the cost of importing products from China could increase significantly. The Company could also be subject to the imposition of retaliatory tariffs or other import restrictions such as quotas as a result of a trade dispute between China and the United States. These increased tariffs or other restrictions could be imposed whether or not the trade dispute itself involves products of the type imported by the Company. Such increased tariffs or other trade restrictions could also have a material adverse effect on the Company.

RISKS RELATING TO HONG KONG

     The Company conducts operations in Hong Kong through its Hong Kong Subsidiary. On July 1, 1997, sovereignty over Hong Kong will be transferred from the United Kingdom to China, and Hong Kong will become a Special Administrative Region of China. At the present time, the Company is unable to predict the effect, if any, that such change will have on the Company's or the Hong Kong Subsidiary's business, financial condition or results of operations.

FOREIGN CURRENCY RISK

     The Company's sales are denominated in U.S. dollars. The Company's purchases of finished goods from the Chinese manufacturers are denominated in Hong Kong dollars. Expenses for these manufacturers are often denominated in Chinese Renminbi. The Company is subject to a variety of risks associated with changes among the relative values of the U.S. dollar, the Hong Kong dollar and Renminbi. Any material increase in the value of the Hong Kong dollar or Renminbi relative to the U.S. dollar would increase the Company's expenses and therefore could have a material adverse effect on the Company. Since 1983, the Hong Kong government has maintained a policy of linking the U.S. dollar and the Hong Kong dollar. There can be no assurance that this link will be continued, although the Company is not aware of any intention of the Hong Kong government or China to abandon the link. There has been significant volatility in the exchange rates of Renminbi to U.S. dollars in recent years. Over the last five years, the Renminbi has experienced significant devaluation against most major currencies. The Company does not hedge foreign currency risk.

DEPENDENCE ON SIGNIFICANT CUSTOMERS; CONCENTRATION OF ACCOUNTS RECEIVABLE

     The Company's success is, in part, dependent upon the continuing willingness of leading retailers to purchase and provide shelf space for the Company's products. For example, during 1996, approximately 17%, 15%, 6% and 16% of the Company's net sales were made to K-Mart, Target, Toys 'R' Us and Wal-Mart, respectively. The Company does not have long-term contracts with its customers. An adverse change in the Company's relationship with or the financial viability of one or more of these customers could have a material adverse effect on the Company. In addition, certain of these retailers generally purchase large quantities of the Company's products on credit, which may cause a concentration of accounts receivable among some of the Company's largest customers. Any inability or unwillingness to pay these accounts receivable when due by one or more of the Company's largest customers could adversely affect the Company's financial condition. Although the Company maintains credit insurance to reduce the risk associated with the accounts receivable from 14 of its major customers, the amount of this insurance generally does not cover the total amount of the accounts receivable from any particular customer. See "Business -- Sales and Distribution."

DEPENDENCE ON LICENSING ARRANGEMENTS

     The Company markets virtually all of its products under licenses from other parties. For example, the Company markets its racing replicas pursuant to licensing arrangements with race team owners, drivers, sponsors, agents, vehicle manufacturers and major racing series sanctioning bodies. The Company markets its collectible figures pursuant to licensing arrangements with popular sports figures and creators of certain comic book characters. These licensing arrangements are generally limited in scope and duration and generally authorize the sale of specific licensed products on a nonexclusive basis for a limited period of time. The termination, cancellation or inability to renew certain of the Company's existing licensing arrangements, or the inability to develop and enter into new licensing arrangements, could have a material adverse effect on the Company.

     As a result of increased competition among manufacturers for licenses, the Company may, in the future, be required to pay licensors higher royalties and higher minimum guaranteed payments in order to obtain or retain attractive properties for development of existing and new product lines. This increased competition could have an adverse effect on the profitability of these licenses. In addition, exclusive or other licensing arrangements granted to competitors or other parties could limit the Company's future ability to produce replicas of certain characters, athletes, vehicles, drivers and sponsors, including replicas of vehicles or entities currently being produced. For example, a competitor currently has licenses with Dale Earnhardt and Jeff Gordon which restrict the Company's ability to produce replicas of these drivers' racing vehicles.


     The Company generally does not pursue exclusive licenses. However, the Company has held the exclusive license to use the NASCAR trademark on die cast racing replicas and related packaging since 1992. The Company has renewed its license agreement with NASCAR on a nonexclusive basis for three years commencing on January 1, 1998. The Company anticipates that certain of its competitors will also license the NASCAR trademark on a nonexclusive basis for use on racing replicas beginning in 1998. This could result in increased competition for the Company's NASCAR racing replicas. See "Business -- Licenses."


RELIANCE ON KEY PERSONNEL

     The Company relies heavily on its senior managers, including Robert E. Dods, Boyd L. Meyer and Peter K.K. Chung (the "Founding Managers"). Although the Company has entered into employment agreements with the Founding Managers that extend through April 30, 1999, there can be no assurance that the Company will be able to retain them or its other key employees in the future. The loss of the services of any of the Founding Managers could have a material adverse effect on the Company. The Company maintains a $2,000,000 key man life insurance policy on each of the Founding Managers. See "Management."

SEASONAL PRODUCT DEVELOPMENT AND SALES

     The Company generally must adjust the styles of its racing replicas each year to accurately replicate the various vehicles competing in major racing series. Generally in the fourth quarter, the Company commences this process of product development for the coming year by obtaining information about new race cars. From that point until the release date of the particular replica during the racing season, the Company, along with its Hong Kong subsidiary and the foreign manufacturers, must complete the production process, including the design of prototypes for the new racing replicas, the production of new tooling, if any, and the manufacture of the racing replicas, and deliver the racing replicas to retailers. Any inability by the Company to deliver the new racing replicas to retailers by the start of the racing season could have a material adverse effect on the Company. The Company's sales of racing replicas are also seasonal, with 63.3% of the Company's net sales and 79.0% of its net income on average over the last three fiscal years occurring during the second and third quarters. See "Business -- Manufacturing."

PRODUCT LIABILITY AND OTHER CLAIMS

     The Company faces product liability risks relating to the use of the Company's products. Although the Company has not experienced any material product liability costs or claims, the Company carries a policy of product liability insurance against such contingencies. The Company may also be subject to other legal claims, such as unfair competition or trademark infringement. Any legal claims, if brought, could materially adversely affect the business or financial condition of the Company.

CONTROL BY PRINCIPAL STOCKHOLDERS

     Upon the closing of the Offering, the existing management and stockholders of the Company will collectively own approximately 61.2% of the outstanding Common Stock (56.6% if the Underwriters' over-allotment option is exercised in full). This share ownership would permit these stockholders, if they chose to act together, to elect all of the Company's directors and to control other actions requiring stockholder approval. See "Principal Stockholders."

ABSENCE OF PRIOR MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

     There has been no public market for the Common Stock prior to the Offering, and there can be no assurance that an active public market will develop or, if developed, will be sustained following the Offering. The stock market has in the past experienced price and volume fluctuations that have at times been unrelated to corporate operating performance. Such market volatility may adversely affect the market price of the Common Stock. Other factors, such as fluctuations in quarterly operating results, changes in trade policy between China and the United States and evolving business prospects of the Company's customers and competitors, also could cause the market price of the Common Stock to fluctuate substantially.

IMMEDIATE AND SUBSTANTIAL DILUTION


     Assuming an initial offering price of $13.00 per share, purchasers in the Offering will experience dilution in the net tangible book value per share of the Common Stock of $14.87. The existing stockholders will receive an increase per share in pro forma net tangible book value per share of $8.76. Additional dilution will occur upon the exercise of outstanding stock options. Existing stockholders will have paid an average price per share of Common Stock of $0.13 and new stockholders will have paid 98.5% of the total consideration received for shares of Common Stock but will own only 38.8% of the Common Stock. See "Dilution."


DIVIDEND POLICY

     The Company currently anticipates that, after completion of the Offering, all of its earnings will be retained for development and expansion of the Company's business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

GOVERNMENT REGULATION

     The Company is subject to numerous federal and state health, safety, tax and other regulations. No assurance can by given that current government regulations or future regulatory changes will not adversely affect the Company. In addition, certain of the Company's tax positions could be subject to examination and challenge by the Internal Revenue Service.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market following the Offering could adversely affect the market price of the Common Stock. Upon completion of the Offering, the Company will have 12,885,240 shares of Common Stock outstanding. Of these shares, 5,000,000 shares of Common Stock sold in the Offering will be freely tradable in the market, except for shares purchased by "affiliates" of the Company which will be subject to the resale limitations (excluding the holding period requirement) of Rule 144 under the Securities Act of 1933. Certain officers, directors and stockholders of the Company, who hold in aggregate 7,885,240 shares of Common Stock, and the Company have agreed not to sell any of their shares for a period of 180 days after the date of the Prospectus without the prior written consent of Robert W. Baird & Co. Incorporated. The Company believes that, following the expiration of such 180-day period, 7,885,240 of these shares will be eligible for immediate sale in the public market, subject to Rule 144 resale limitations. Further, the exercise of registration rights by certain of the Company's significant stockholders, affiliates and executive officers would permit such persons to sell shares of Common Stock upon registration without regard to the limitations of Rule 144. The Company has granted registration rights covering a total of 7,885,240 shares of Common Stock. See "Shares Eligible for Future Sale" and "Certain Transactions -- The Recapitalization -- Registration Agreement."

HOLDING COMPANY STRUCTURE

     Because the Company is a holding company that conducts its business operations through its subsidiaries, the Company depends on its subsidiaries for dividends and other cash distributions to pay the Company's expenses and to pay dividends to holders of the Common Stock. The Company's credit agreement ("Credit Agreement") with the First National Bank of Boston, as agent, and certain other lenders, specifies the conditions under which dividends, loans and cash distributions may be made from the Company's subsidiaries to the Company so that profits generated by such operating entities may not be available to the Company while the loans under the Credit Agreement are outstanding.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Certificate of Incorporation and By-Laws and of the Delaware General Corporation Law could discourage potential acquisition proposals and delay or prevent a change of control of the Company. Such provisions could diminish the opportunities for a stockholder to participate in potential premiums associated with tender offers or other acquisitions of the Company or its Common Stock. These provisions include certain advance notice procedures for nominations of candidates for election as directors and for stockholder proposals to be considered at stockholders' meetings. In addition, section 203 of the Delaware General Corporation Law could delay or prevent consummation of an acquisition transaction between the Company and certain significant stockholders if the Board of Directors does not approve such acquisition transaction in advance. See "Description of Capital
Stock -- Certain Statutory and Other Provisions."

BENEFITS TO CERTAIN STOCKHOLDERS AND EXECUTIVE OFFICERS

     Out of the proceeds of the Offering, the Company plans to pay approximately $27.7 million to members of the Investor Group and approximately $23.2 million to management to repay indebtedness and redeem shares of preferred stock. See "Use of Proceeds" and "Certain Transactions -- The Recapitalization."

                              THE RECAPITALIZATION

     On April 30, 1996, an investor group led by Willis Stein & Partners, L.P. ("Willis Stein") consummated a recapitalization (the "Recapitalization") which involved the following: (i) the Company's purchase of all of the outstanding stock of Racing Champions, Inc. ("RCI") and substantially all of the assets of Dods-Meyer, Ltd. ("DML" and together with RCI, the "RCI Group"), (ii) the acquisition by Banerjan Company Limited (subsequently renamed Racing Champions Limited), a Hong Kong subsidiary of the Company (the "Hong Kong Subsidiary"), of substantially all of the assets of Racing Champions Limited, Garnett Services, Inc. and Hosten Investment Limited (collectively, the "RCL Group") and (iii) the contribution by the Company of all of the outstanding stock of the Hong Kong Subsidiary to RCI. Prior to the Recapitalization, the RCI Group was owned by Robert E. Dods and Boyd L. Meyer and managed the Company's domestic operations, and the RCL Group was owned by Peter K.K. Chung and managed the Company's foreign operations. The members of the Investor Group did not have any interests in or business relationships with the RCI Group, the RCL Group or any of their respective affiliates prior to the Recapitalization. The amount of the purchase price paid by the Company in each of these acquisitions was determined through arms-length negotiations between members of the Investor Group, the Founding Managers and their respective advisors. The management of the Company owns approximately 45.6% of the Common Stock with each of the Founding Managers owning 14.5% and other senior management owning 2.0% collectively. The remaining 54.4% is held by an investor group consisting of Willis Stein (37.8%), Baird Capital Partners II Limited Partnership (8.0%), BCP II Affiliates Fund Limited Partnership (2.4%), Nassau Capital Partners L.P. (6.2%) and NAS Partners I L.L.C. (0.5%) (the "Investor Group"). Baird Capital Partners II Limited Partnership and BCP II Affiliates Fund Limited Partnership are affiliates of Robert W. Baird & Co. Incorporated, one of the co-managing

Underwriters of the Offering. In addition, the Investor Group acquired an aggregate of approximately $20.8 million principal amount of Series A Junior Subordinated Promissory Notes ("Series A Junior Notes") and approximately $4.8 million of Series A Preferred Stock pursuant to the Recapitalization. The Investor Group also received the right to elect four members of the Company's Board of Directors and other rights pursuant to a stockholders agreement and a registration rights agreement. For additional information regarding the terms of the Recapitalization, see "Certain Transactions -- The Recapitalization."


     Pursuant to the Recapitalization, the Company paid $58.3 million of cash and securities for the RCI Group and paid $30.4 million of cash and securities for the RCL Group. For a description of the terms of the Recapitalization, see "Certain Transactions -- The Recapitalization." RCI paid bonuses aggregating approximately $2.4 million to employees holding stock options surrendered in connection with the Recapitalization, including $1.1 million to Curtis W. Stoelting, $570,000 to each of John F. Olsen and M. Kevin Camp. Mr. Stoelting had held options exercisable for 37.8 shares of RCI's common stock, or approximately 3.6% of the shares outstanding, at an exercise price of $3,960 per share, while each of Messrs. Olsen and Camp had held options exercisable for
18.69 shares of RCI's common stock, or approximately 1.8% of the shares outstanding, at an exercise price of $3,960 per share. These options had been granted in December 1994 under RCI's 1994 Stock Option Plan which was terminated in connection with the Recapitalization.


     The Recapitalization was financed with $40.0 million of bank borrowings and the issuance to the three Founding Managers, other senior management and the Investor Group of $8.0 million of Senior Subordinated Promissory Notes ("Senior Notes"), approximately $38.2 million of Series A Junior Subordinated Promissory Notes ("Series A Junior Notes"), approximately $1.2 million of Series B Junior Subordinated Promissory Notes ("Series B Junior Notes"), approximately $6.7 million of the Company's Series A Preferred Stock, approximately $1.2 million of the Company's Series B Preferred Stock, approximately $119,000 of the Company's Nonvoting Common Stock (the "Nonvoting Common Stock"), and approximately $881,000 of Common Stock. See "Certain Transactions -- The Recapitalization."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 5,000,000 shares of Common Stock offered hereby are expected to be approximately $59.7 million ($64.0 million if the Underwriters' over-allotment option is exercised in full), based upon an assumed initial public offering price of $13.00 per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company. The Company will apply approximately $8.8 million of the net proceeds to repay indebtedness under the Credit Agreement, consisting of indebtedness under Term Loan A which currently accrues interest at a rate of 8.25% per year, $40.9 million to repay all of the Series A Junior Notes which accrue interest at a rate of 12.00% per year, $1.2 million to repay all of the Series B Junior Notes which accrue interest at a rate of 12.00% per year and approximately $8.8 million to redeem all outstanding shares of Series A Preferred Stock and Series B Preferred Stock. For additional information regarding the terms of the indebtedness and preferred stock proposed to be repaid or redeemed with the proceeds of the Offering, see "Certain
Transactions -- The Recapitalization -- Certain Indebtedness," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Stock -- Preferred Stock."

     Pending the use for the foregoing purposes, the Company may invest the proceeds in whole or in part in short-term, interest-bearing obligations. Any funds received by the Company upon exercise of the Underwriters' over-allotment option will be used to repay indebtedness under the Credit Agreement.

                                DIVIDEND POLICY

     Following the Offering, the Company intends to retain any earnings for use in the operation and expansion of its business and therefore does not anticipate declaring any cash dividends in the foreseeable future. The payment of future dividends, if any, will be made at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, the general financial condition of the Company, general business conditions and other factors. In addition, the Credit Agreement contains a provision limiting the Company's ability to pay dividends.

                                    DILUTION


     The net tangible book value of the Common Stock as of March 31, 1997 was a deficit of $83.8 million or $10.63 per share. Net tangible book value per share represents the amount of the Company's total tangible assets less total liabilities, divided by 7,885,240 shares of Common Stock outstanding as of March 31, 1997. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of Common Stock in the Offering and the pro forma net tangible book value per share of Common Stock immediately after completion of the Offering.



     After giving effect to the sale of 5,000,000 shares of Common Stock in the Offering at an assumed initial offering price of $13.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses, the pro forma net tangible book value as of March 31, 1997 would have been a deficit of $24.1 million or $1.87 per share. This represents an immediate increase in net tangible book value of $8.76 per share to the existing stockholders and immediate dilution of net tangible book value of $14.87 per share to purchasers of Common Stock in the Offering, as illustrated by the following table:



Assumed initial public offering price.......................             $13.00
  Deficit in net tangible book value at March 31, 1997......  $(10.63)
  Increase attributable to new investors....................     8.76
                                                              -------
Pro forma deficit in net tangible book value after the
  Offering..................................................              (1.87)
                                                                         ------
Net tangible book value dilution to new investors...........             $14.87
                                                                         ======


     The following table sets forth, as of March 31, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share of Common Stock paid by existing stockholders and new stockholders purchasing shares of Common Stock in the Offering, at an assumed initial public offering price of $13.00 per share.

                                       SHARES PURCHASED         TOTAL CONSIDERATION
                                    ----------------------    -----------------------    AVERAGE PRICE
                                      NUMBER      PERCENT       AMOUNT       PERCENT       PER SHARE
                                    ----------    --------    -----------    --------    -------------
Existing stockholders...........     7,885,240      61.2%     $ 1,000,000       1.5%        $ 0.13
New stockholders................     5,000,000      38.8       65,000,000      98.5          13.00
                                    ----------     -----      -----------     -----
          Total.................    12,885,240     100.0%     $66,000,000     100.0%
                                    ==========     =====      ===========     =====

     The foregoing discussion and tables assume no exercise of any outstanding stock options. As of the date of the Prospectus, options to purchase 332,033 shares of Common Stock are outstanding. To the extent any options with an exercise price of less than the public offering price are exercised, there will be further dilution to new stockholders. See "Management -- Executive Compensation -- 1996 Key Employees Stock Option Plan."

                                 CAPITALIZATION

     The following table sets forth (i) short-term debt and capitalization of the Company as of March 31, 1997, and (ii) the adjusted short-term debt and capitalization to give effect to the issuance by the Company of 5,000,000 shares of Common Stock in the Offering (assuming an initial public offering price of $13.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company) and the application of the estimated net proceeds therefrom. See "Use of Proceeds." The following table should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in the Prospectus, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Selected Financial Data."


                                                                         MARCH 31, 1997
                                                          ---------------------------------------------
                                                           ACTUAL       ADJUSTMENTS(1)      AS ADJUSTED
                                                          --------      --------------      -----------
                                                                         (IN THOUSANDS)
SHORT-TERM DEBT:
  Current maturities of long-term bank notes...........   $  7,800         $ (7,800)         $     --
                                                          ========         ========          ========
LONG-TERM DEBT:
  Bank term notes, less current maturities.............   $ 31,117         $ (1,010)         $ 30,107
  Junior subordinated debt due to stockholders.........     42,118          (42,118)               --
                                                          --------         --------          --------
          Total long-term debt.........................     73,235          (43,128)           30,107
                                                          --------         --------          --------
STOCKHOLDERS' EQUITY:
  Series A Preferred Stock:
     100,000 shares authorized, 66,668 shares issued
       and outstanding(2)..............................        773             (773)               --
  Series B Preferred Stock:
     20,000 shares authorized, 11,952 shares issued and
       outstanding(2)..................................        139             (139)               --
  Voting Common Stock:
     20,000,000 shares authorized, 6,948,156 shares
       issued and outstanding; 12,885,240 shares issued
       and outstanding, as adjusted....................         69               60               129
  Nonvoting Common Stock:
     1,000,000 shares authorized, 937,084 shares issued
       and outstanding(2)..............................          9               (9)               --
  Additional paid-in capital...........................      8,783           51,789            60,572
  Retained earnings....................................      1,968               --             1,968
                                                          --------         --------          --------
     Total stockholders' equity........................     11,741           50,928            62,669
                                                          --------         --------          --------
       Total capitalization............................   $ 84,976         $  7,800          $ 92,776
                                                          ========         ========          ========


---------------
(1) Adjustments give pro forma effect to (i) the conversion of each share of the Company's Nonvoting Common Stock into one share of Common Stock upon the completion of the Offering, (ii) the issuance of 5,000,000 shares of Common Stock in the Offering at an estimated price of $13.00 per share, net of estimated underwriting discounts and commissions of $4,550,000 and estimated offering expenses of $750,000 and (iii) the repayment of $50,928,000 of indebtedness and the redemption of $8,772,000 of Series A Preferred Stock and Series B Preferred Stock.

(2) Following the Offering, all of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock will be redeemed, each share of Nonvoting Common Stock will be converted into one share of Common Stock and the Certificate of Incorporation of the Company will be amended to eliminate the classes of Series A Preferred Stock, Series B Preferred Stock and Nonvoting Common Stock.

                            SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following table sets forth selected financial data with respect to the Company for each of the periods indicated. The selected financial data for the year ended December 31, 1992 for the Predecessor - RCI Group and for the fiscal years ended March 31, 1993 and 1994 for the Predecessor - RCL Group are derived from unaudited combined financial statements, which are not included herein. The unaudited selected financial data have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary to present fairly the Company's consolidated financial position and results of operations for the periods presented. The data for the years ended December 31, 1993, 1994 and 1995 and for the four months ended April 30, 1996 are derived from the combined financial statements of the Predecessor - RCI Group, which have been audited by Arthur Andersen LLP, independent public accountants. The data for the fiscal years ended March 31, 1995 and 1996 and for the one month ended April 30, 1996 for the Predecessor - RCL Group are derived from combined financial statements which have been audited by Ernst & Young, independent auditors. The statement of income data for the eight months ended December 31, 1996 are derived from the Company's consolidated financial statements which have been audited by Arthur Andersen LLP, independent public accountants. The statement of income and balance sheet data for and as of the three months ended March 31, 1997 have been derived from the unaudited consolidated financial statements of the Company and, in the opinion of management, include all adjustments, consisting only of normal and recurring adjustments, necessary to present fairly the consolidated financial position and results of operations of the Company for the three months then ended.

     The pro forma financial data for the year ended December 31, 1996, which give effect to the Recapitalization, the Offering and the application of the estimated net proceeds from the Offering as if each had occurred on January 1, 1996, are presented for informational purposes only and are not necessarily indicative of the results of the future operations of the Company or the actual results that would have been achieved had the Recapitalization, the Offering and the application of the estimated net proceeds from the Offering occurred on such date. The pro forma financial data for the three months ended March 31, 1997, which give effect to the Offering and the application of the estimated net proceeds from the Offering as if it had occurred on January 1, 1997, are also presented for informational purposes only and are not necessarily indicative of the results of the future operations of the Company or the actual results that would have been achieved had the Offering and the application of the estimated net proceeds from the Offering occurred on such date. All of the data set forth below are qualified by reference to, and should be read in conjunction with, the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.


                            (See page 17 for chart)

                                  PREDECESSOR - RCI GROUP(1)(7)                      THE COMPANY            PRO FORMA
                       ---------------------------------------------------   ---------------------------   ------------
                                                               FOUR MONTHS   EIGHT MONTHS   THREE MONTHS
                             YEARS ENDED DECEMBER 31,             ENDED         ENDED          ENDED        YEAR ENDED
                       -------------------------------------    APRIL 30,    DECEMBER 31,    MARCH 31,     DECEMBER 31,
                        1992      1993      1994      1995       1996(2)       1996(2)          1997         1996(2)
                       -------   -------   -------   -------   -----------   ------------   ------------   ------------
STATEMENT OF INCOME
 DATA:
 Net sales...........  $45,845   $31,047   $43,268   $48,592     $16,614        $49,385       $15,187        $65,999
 Gross profit........   16,170    14,151    18,056    23,036       7,210        28,019          8,694         37,532
 Operating income....    4,943     6,141     8,565     9,724         108        11,236          2,969         11,478
 Net income(3).......  $ 5,458   $ 5,722   $ 8,224   $ 9,392     $    72       $ 2,551        $   328        $ 4,744
 Net income available
   to common
   stockholders......                                                          $ 1,895        $    73        $ 4,744
 Net income per
   share.............                                                           $ 0.23        $  0.01        $  0.36
 Weighted average
   shares
   outstanding(4)....                                                            8,214          8,214         13,214

                             PRO FORMA
                       ----------------------
                         THREE MONTHS ENDED
                             MARCH 31,
                       ----------------------
                         1996        1997
                       --------   -----------
STATEMENT OF INCOME
 DATA:
 Net sales...........   $12,260       $15,187
 Gross profit........     6,989       8,694
 Operating income....     1,730       2,969
 Net income(3).......    $  467       $ 1,225
 Net income available
   to common
   stockholders......    $  467       $ 1,225
 Net income per
   share.............    $ 0.03        $ 0.09
 Weighted average
   shares
   outstanding(4)....    13,214      13,214



                                  PREDECESSOR - RCL GROUP(1)(7)
                       ---------------------------------------------------
                                                                ONE MONTH
                           FISCAL YEARS ENDED MARCH 31,           ENDED
                       -------------------------------------    APRIL 30,
                        1993      1994      1995      1996        1996
                       -------   -------   -------   -------   -----------
STATEMENT OF INCOME
 DATA:
 Net sales...........  $28,067   $18,399   $22,331   $37,322     $ 3,852
 Gross profit........    6,105     4,801     5,288     7,085         752
 Operating income....    3,072     1,949     2,066     2,725         507
 Net income(5).......  $ 2,693   $ 1,690   $ 2,079   $ 2,603     $   488



                           MARCH 31, 1997
                       ----------------------
                                      AS
                        ACTUAL    ADJUSTED(6)
                       --------   -----------
BALANCE SHEET DATA:
 Working capital.....  $ (8,069)   $   (269)
 Total assets........   102,595     102,595
 Total debt..........    81,035      30,107
 Total stockholders'
   equity............    11,741      62,669


---------------
(1) On April 30, 1996 the Company acquired the RCI Group and the RCL Group in the Recapitalization (see "The Recapitalization"). Accordingly, certain information provided for the predecessor groups is not comparable to the data of the Company due to the effects of certain purchase accounting adjustments and the financing related to the Recapitalization. Also, the data from the predecessor groups is derived from different fiscal year ends and is not comparable. Prior to the Recapitalization, the RCL Group included Bergen Services Inc. ("Bergen"), an entity that did not have any tangible assets or conduct any operations. The Company did not acquire Bergen pursuant to the Recapitalization.

(2) Data for the four months ended April 30, 1996 and pro forma statement of income data for the year ended December 31, 1996 include a nonrecurring incentive bonus expense of $2,389,000 incurred in connection with the Recapitalization, and data for the eight months ended December 31, 1996 and pro forma statement of income data for the year ended December 31, 1996 include a purchase accounting inventory write-up adjustment of $1,367,000 as a result of the Recapitalization. Excluding the effects of the nonrecurring incentive bonus expense and the inventory write-up adjustment, the Company's pro forma gross profit, operating income, net income and net income per share for the year ended December 31, 1996 would have been:



                                                                               PERCENT OF
                                                                    AMOUNT     NET SALES
                                                                    -------    ----------
    Net sales...................................................    $65,999      100.0%
    Gross profit................................................     38,899       58.9
    Operating income............................................     15,234       23.1
    Net income..................................................      6,997       10.6
    Net income per share........................................    $  0.53

(3) Net income of the RCI Group does not include a provision for federal income taxes as a result of the S corporation status for certain entities in this group during the periods from January 1, 1992 to April 30, 1996.

(4) Weighted average shares outstanding has been computed using the treasury stock method which includes dilutive Common Stock equivalents as if outstanding during the respective periods.

(5) Net income of the RCL Group includes a provision for Hong Kong income taxes at an effective rate of 16.5% for certain entities and no provisions for other entities which were structured as tax-free British Virgin Islands entities.

(6) The "As Adjusted" amounts give pro forma effect to (i) the issuance of 5,000,000 shares of Common Stock in the Offering at an assumed price of $13.00 per share, net of estimated underwriting discounts and commissions of $4,550,000 and estimated offering expenses of $750,000 and (ii) the repayment of $50,928,000 of indebtedness and the redemption of $8,772,000 of Series A Preferred Stock and Series B Preferred Stock, including accrued dividends.

(7) The following supplemental data represent for 1993, 1994 and 1995 certain historical financial data of the RCI Group and the RCL Group (converted from fiscal year end March 31 to December 31) for each year ended December 31. The year ended December 31, 1996 is presented based upon the Pro Forma Combined Statements of Income data (see "Pro Forma Combined Statements of Income").

                          SUPPLEMENTAL FINANCIAL DATA


                                                                                      PRO FORMA
                                                                                 -------------------
                                                                                 THREE MONTHS ENDED
                                        YEARS ENDED DECEMBER 31,                      MARCH 31,
                          ----------------------------------------------------   -------------------
                            1993        1994        1995     1996 PRO FORMA(2)     1996       1997
                          --------    --------    --------   -----------------   --------   --------
                                                        (IN THOUSANDS)
NET SALES:
  Company...............  $     --    $     --    $     --       $ 49,385         $    --    $15,187
  RCI Group.............    31,047      43,268      48,592         16,614          12,260         --
  RCL Group.............    15,658      23,672      32,301         13,027           5,595         --
  Intercompany and
     redundant sales....   (15,658)    (23,672)    (32,301)       (13,027)         (5,595)        --
                                                                 --------         -------    -------
                                                                 $ 65,999         $12,260    $15,187
                                                                 ========         =======    =======
GROSS PROFIT:
  Company...............  $     --    $     --    $     --       $ 27,839         $    --    $ 8,694
  RCI Group.............    14,151      18,056      23,036          7,210           5,248         --
  RCL Group.............     4,147       5,770       6,216          2,483           1,741         --
                                                                 --------         -------    -------
                                                                 $ 37,532         $ 6,989    $ 8,694
                                                                 ========         =======    =======
OPERATING INCOME:
  Company...............  $     --    $     --    $     --       $ 10,864         $    --    $ 2,969
  RCI Group.............     6,141       8,565       9,724            108           1,767         --
  RCL Group.............     1,544       2,321       2,751            506             (37)        --
                                                                 --------         -------    -------
                                                                 $ 11,478         $ 1,730    $ 2,969
                                                                 ========         =======    =======
NET INCOME*:
  Company...............  $     --    $     --    $     --       $  4,373         $    --    $ 1,225
  RCI Group.............     5,722       8,224       9,392             72             511         --
  RCL Group.............     1,216       2,339       2,790            299             (44)        --
                                                                 --------         -------    -------
                                                                 $  4,744         $   467    $ 1,225
                                                                 ========         =======    =======


---------------
* RCI Group net income does not include a provision for federal income taxes as a result of the S corporation status. RCL Group net income includes a provision for Hong Kong income taxes at an effective rate of 16.5% for certain entities in the RCL Group and no provisions for other entities in the RCL Group which were structured as tax-free British Virgin Islands entities.

                         PRO FORMA STATEMENTS OF INCOME

     The following unaudited Pro Forma Combined Statement of Income for the year ended December 31, 1996 was prepared to illustrate the estimated effects of the Recapitalization, the Offering and the application of the estimated net proceeds of the Offering as if each had occurred on January 1, 1996. The unaudited Pro Forma Consolidated Statement of Income for the three months ended March 31, 1997 was prepared to illustrate the estimated effects of the Offering and the application of the estimated net proceeds of the Offering as if it had occurred on January 1, 1997. The Pro Forma Statements of Income do not purport to represent what the Company's results of operations would actually have been if the Recapitalization, the Offering and the application of the estimated net proceeds of the Offering had occurred on the dates indicated or to predict the Company's results of operations for any future period. The following financial information should be read in conjunction with "Capitalization," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited Financial Statements and the related Notes thereto included elsewhere in the Prospectus.

                     PRO FORMA COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1996


                                            HISTORICAL
                                -----------------------------------
                                   RCI         RCL                     PRO FORMA        PRO FORMA      OFFERING       PRO FORMA
                                GROUP(1)    GROUP(2)    COMPANY(3)    ADJUSTMENTS        COMBINED    ADJUSTMENTS     AS ADJUSTED
                                ---------   ---------   -----------   ------------      ----------   ------------    ------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales......................  $16,614     $13,027      $49,385       $(13,027)(4)     $65,999        $   --         $65,999
Cost of sales..................    9,404      10,544       19,999        (13,027)(4)      27,100            --          27,100
                                                                             180(5)
Inventory adjustments(6).......       --          --        1,367             --           1,367            --           1,367
                                 -------     -------      -------       --------         -------        ------         -------
Gross profit...................    7,210       2,483       28,019           (180)         37,532            --          37,532
Selling, general &
  administrative expense.......    4,713       1,977       15,244             18(5)       21,426            --          21,426
                                                                            (526)(7)
Nonrecurring bonus expense.....    2,389          --           --             --           2,389            --           2,389
Amortization of intangible
  assets.......................       --          --        1,539            700(5)        2,239            --           2,239
                                 -------     -------      -------       --------         -------        ------         -------
Operating income...............      108         506       11,236           (372)         11,478            --          11,478
Interest expense (income)......       20          49        6,738          2,862(8)        9,669        (6,198)(9)       3,471
Other expense (income).........      (23)        (29)         153             --             101            --             101
                                 -------     -------      -------       --------         -------        ------         -------
Income before income taxes.....      111         486        4,345         (3,234)          1,708         6,198           7,906
Income tax expense.............       39         187        1,794         (1,335)(10)        685         2,477(10)       3,162
                                 -------     -------      -------       --------         -------        ------         -------
Net income.....................  $    72     $   299      $ 2,551       $ (1,899)        $ 1,023        $3,721         $ 4,744
                                 =======     =======      =======       ========         =======        ======         =======
Net income per share...........                                                          $  0.12                       $  0.36
                                                                                         =======                       =======
Weighted average shares
  outstanding..................                                                            8,214         5,000(11)      13,214


---------------
 (1) Data for the RCI Group is for the four months ended April 30, 1996.

 (2) Data for the RCL Group is for the four months ended April 30, 1996.

 (3) Data for the Company is for the eight months ended December 31, 1996.

 (4) Eliminates intercompany sales and fees between the RCL Group and the RCI Group during the period January 1, 1996 to April 30, 1996.


 (5) Provides for the pro forma increase from January 1, 1996 through April 30, 1996 in depreciation expense based upon depreciating the purchase price allocated to fixed assets of $3,517,000 over four years and in amortization expense based upon amortizing the excess purchase price over net assets acquired of $88,664,000 over 40 years. The pro forma depreciation expense for the year ended December 31, 1996 is $1,636,000.



 (6) Data for the RCI Group include a nonrecurring incentive bonus expense of $2,389,000 in connection with the Recapitalization and data for the Company include a purchase accounting inventory write-up adjustment of $1,367,000 as a result of the Recapitalization. Excluding the effects of the nonrecurring incentive bonus expense and the inventory write-up adjustment, the Company's pro forma gross profit, operating income, net income and net income per share for the year ended December 31, 1996 would have been:



                                                                           PERCENT OF
                                                                AMOUNT     NET SALES
                                                                -------    ----------
Net sales...................................................    $65,999      100.0%
Gross profit................................................     38,899       58.9
Operating income............................................     15,234       23.1
Net income..................................................      6,997       10.6
Net income per share........................................    $  0.53


 (7) Eliminates for the four months ended April 30, 1996 RCL Group non-business expenses of $179,000 and depreciation expense of $347,000 related to assets not acquired by the Company pursuant to the Recapitalization.

 (8) Represents the incremental interest expense from January 1, 1996 through April 30, 1996, under borrowings incurred as part of the Recapitalization including bank term loans of $40.0 million with a combined average rate of 8.38%, senior subordinated notes of $8.0 million with an interest rate of 8.25%, and $39.4 million of junior subordinated notes with an interest rate of 12.00%.


 (9) Reflects the effect on interest expense, net of income taxes at 40.0%, of the receipt of the estimated Offering proceeds of $59.7 million. The application of those proceeds reduces outstanding borrowings under term loans by approximately $8.8 million with an interest rate of 8.38%, reduces junior subordinated debt by approximately $41.1 million with an interest rate of 12.00% and reflects the expected lower interest rate of 7.00% on the remaining outstanding borrowings of approximately $30.0 million. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


(10) Increases the provision for income taxes to 40.0% for the income that was taxed at lower rates or not subject to income taxes as a result of S corporation or tax free British Virgin Islands status after giving effect to the adjustments to depreciation, amortization and selling, general and administrative expenses and the incremental interest expense, all as discussed in Notes 5 and 8 above.

(11) Reflects the sale by the Company of 5,000,000 shares of Common Stock in the Offering.

(12) The following unaudited Pro Forma Combined Statements of Income for each of the quarters in the year ended December 31, 1996 is presented based upon the Pro Forma Combined Statement of Income for the year ended December 31, 1996.

                       PRO FORMA COMBINED STATEMENT OF INCOME
            FOR EACH OF THE QUARTERS IN THE YEAR ENDED DECEMBER 31, 1996


                                                                THREE MONTHS ENDED                   YEAR ENDED
                                                 ------------------------------------------------   DECEMBER 31,
                                                 MARCH 31   JUNE 30*   SEPTEMBER 30   DECEMBER 31       1996
                                                 --------   --------   ------------   -----------   ------------
    Net sales..................................  $12,260    $18,018      $23,034        $12,687       $65,999
    Cost of sales..............................    5,271      7,196        9,376          5,257        27,100
    Inventory adjustments......................       --      1,367           --             --         1,367
                                                 -------    -------      -------        -------       -------
    Gross profit...............................    6,989      9,455       13,658          7,430        37,532
    Selling, general and administrative
      expense..................................    4,699      5,476        6,705          4,546        21,426
    Nonrecurring bonus expense.................       --      2,389           --             --         2,389
    Amortization of intangible assets..........      560        559          560            560         2,239
                                                 -------    -------      -------        -------       -------
    Operating income...........................    1,730      1,031        6,393          2,324        11,478
    Interest expense (income)..................      977        792          900            802         3,471
    Other expense (income).....................      (25)        15           51             60           101
                                                 -------    -------      -------        -------       -------
    Income before income taxes.................      778        224        5,442          1,462         7,906
    Income tax expense.........................      311         90        2,176            585         3,162
                                                 -------    -------      -------        -------       -------
    Net income.................................  $   467    $   134      $ 3,266        $   877       $ 4,744
                                                 =======    =======      =======        =======       =======
    Net income per share.......................  $  0.03    $  0.01      $  0.25        $  0.07       $  0.36
                                                 =======    =======      =======        =======       =======
    Weighted average shares outstanding........   13,214     13,214       13,214         13,214        13,214


    -------------------
    * Excluding the effect of the nonrecurring incentive bonus and the inventory write-up adjustment, the Company's pro forma gross profit, operating income, net income and net income per share for the three months ended June 30, 1996 would have been:


                                                                    PERCENT OF
                                                          AMOUNT    NET SALES
                                                          ------    ----------
          Net sales.................................      $18,018     100.0%
          Gross profit..............................       10,822      60.1
          Operating income..........................        4,787      26.6
          Net income................................        2,388      13.3
          Net income per share......................      $  0.18

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                       THREE MONTHS ENDED MARCH 31, 1997


                                                                            OFFERING       PRO FORMA
                                                              HISTORICAL   ADJUSTMENTS    AS ADJUSTED
                                                              ----------   -----------    -----------
Net sales...................................................   $15,187       $    --        $15,187
Cost of sales...............................................     6,493            --          6,493
                                                               -------       -------        -------
Gross profit................................................     8,694            --          8,694
Selling, general & administrative expense...................     5,171            --          5,171
Amortization of intangible assets...........................       554            --            554
                                                               -------       -------        -------
Operating income............................................     2,969            --          2,969
Interest expense (income)...................................     2,423        (1,495)(1)        928
                                                               -------       -------        -------
Income before income taxes..................................       546         1,495          2,041
Income tax expense..........................................       218           598(1)         816
                                                               -------       -------        -------
Net income..................................................   $   328       $   897        $ 1,225
                                                               =======       =======        =======
Net income per share........................................                                  $0.09
                                                                                             ======
Weighted average shares outstanding.........................                                 13,214


---------------
(1) Reflects the effect on interest expense, net of income taxes at 40.0%, of the receipt of the estimated Offering proceeds of $59.7 million. The application of those proceeds reduces outstanding borrowings under term loans by approximately $8.8 million with an interest rate of 8.38%, reduces junior subordinated debt by approximately $42.1 million with an interest rate of 12.00% and reflects the expected lower interest rate of 7.25% on the remaining outstanding borrowings of approximately $28.1 million. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's consolidated Financial Statements and Notes thereto included elsewhere in the Prospectus. The matters discussed in this section that are not historical or current facts deal with potential future circumstances and developments. Such forward-looking statements include, but are not limited to, the development and market acceptance for new products, trends in the results of the Company's operations and the Company's anticipated capital requirements and capital resources. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below as well as those discussed under the caption "Risk Factors" and elsewhere in the Prospectus.

OVERVIEW

     Racing Champions is a leading producer and marketer of collectible scaled die cast replicas. The Company is best known for its extensive line of officially licensed collectible scaled replicas of actual race cars and related vehicles from popular professional racing series, including NASCAR, NHRA, CART, IRL and World of Outlaws. The majority of its products are sold through mass merchants, such as K-Mart, Target, Toys 'R' Us and Wal-Mart. The Company has maintained strong profit margins while selling through the mass merchant channel by offering high quality, collectible products, managing product availability, continuously updating its products, diligently controlling costs and realizing economies of scale.

     The Company's predecessors, the RCI Group and the RCL Group, each began operations in 1989 with an initial product line of die cast vehicles, which included racing car replicas. The RCI Group was owned by Robert E. Dods and Boyd
L. Meyer and operated the Company's domestic operations and the RCL Group was owned by Peter K.K. Chung and operated the Company's foreign operations. In 1990, the Company shifted its focus to collectible stock car replicas and in 1991 obtained the license to use the NASCAR trademark and logo on its products and packaging. The Company's initial racing replicas proved to be popular with racing fans and adult collectors with net sales growing from $5.4 million in 1990 to $32.3 million in 1991. By 1992, many of the Company's retail customers had overestimated short-term consumer demand for racing replicas and placed significant orders for the Company's products as well as for competitive products of varying quality and authenticity introduced by new entrants to the racing replica market. While the Company's net sales grew dramatically to $45.8 million in 1992, significant excess inventories of racing replicas had built up at many of the Company's major customers. As a result of these excess inventories, the Company anticipated reduced sales in 1993 and, in response, limited its production level. In order to preserve the collector base it had already established and to further differentiate itself from lower quality new market entrants, the Company took several steps to enhance the collectibility of Racing Champions products in 1993. These steps included introducing annual editions, limiting the number of units produced, staggering release dates, adding serial numbers to certain production runs and generally improving quality. Despite a net sales decline to $31.0 million in 1993, combined operating income as a percentage of net sales increased.

     Over the next three years, the Company experienced considerable growth in its NASCAR product line and through its introduction of collectible racing replicas from other major professional racing series. The Company believes that the measures it undertook from 1993 through 1996 have significantly enhanced the Racing Champions brand name, thereby increasing demand for the Company's products. In turn, the Company's mass merchant customers have responded by providing increased shelf space for the Company's product lines. The Company believes that its significantly broader product lines, enhanced brand name recognition among collectors and retailers and increased shelf space have positioned it to compete favorably in its principal channel of distribution.

     Beginning in 1996, the Company successfully expanded into non-racing collectibles by introducing the Racing Champions Mint(TM) line of high quality classic and late model die cast vehicle replicas. The Company is continuing this expansion in 1997 by introducing the Racing Champions Hot Rod Collection(TM), a new line of collectible die cast hot rod car replicas which is supported by licensing and marketing arrangements with

Petersen Publishing Company's Hot Rod Magazine. Also, beginning in 1997, the Company is targeting comic book and sports enthusiasts and figure collectors with two new lines of collectible pewter figures, to be marketed under the names Comic Book Champions and Sports Champions, which are supported by licensing agreements with Marvel Characters, Inc., DC Comics (a division of Time Warner Entertainment Company L.P.) and Sports Illustrated.

     On April 30, 1996, the Investor Group consummated the Recapitalization in which a new holding company, Racing Champions Corporation, acquired the domestic operations of the RCI Group and the foreign operations of the RCL Group. This acquisition was accounted for using the purchase method. The acquisition costs in excess of the fair value of net assets of the acquired businesses (goodwill) is being amortized on a straight-line basis over a 40-year period and for income tax purposes is deducted over a 15-year period. After the consummation of the Recapitalization, management owned approximately 45.6% of the Common Stock, while members of the Investor Group owned approximately 54.4%.


     Racing Champions' sales are recognized as products are shipped. The Company does not sell its products on consignment and ordinarily accepts returns only for defective merchandise. Returns have historically not been significant. In certain instances, where retailers are unable to resell the quantity of products which they have purchased from the Company, the Company may, in accordance with industry practice, assist retailers in selling such excess inventory by offering credits and other price concessions. These credits and other price concessions, typically evaluated and issued annually, have not had a material effect on the Company's historical financial statements. Mass merchant retailers purchase the Company's product either in the United States with credit terms ranging from 30 to 120 days or directly in Hong Kong with payment made by irrevocable letter of credit or wire transfer. By acquiring the products in Hong Kong, many of the Company's retail customers are able to realize efficiencies with respect to cost and logistics. Because the Company incurs significantly lower distribution and administrative costs with respect to direct shipments to customers from Hong Kong, a price discount of approximately 15% to 25% is granted. As a result, Hong Kong shipments have lower gross profit margins than domestic shipments. Therefore, the annual fluctuations in the mix of United States versus Hong Kong shipments will affect year-to-year comparability of net sales and gross profit margins. However, the Company believes that the operating income margin is comparable for Hong Kong shipments due to the saved distribution and administrative costs. For the years ended December 31, 1994, 1995 and 1996, Hong Kong shipments constituted 28.7%, 44.9% and 52.8%, respectively, of net sales.


     The Company's three largest expense categories are cost of sales, royalties and sales commissions. Cost of sales consists primarily of purchases of finished products from the Company's manufacturing suppliers. Royalties vary by product category and are paid on a quarterly basis. Multiple royalties may be paid on a product to various licensors. In 1996, aggregate royalties by product ranged from approximately 3% to 19% of the Company's selling price, and averaged approximately 15.7%. Sales commissions ranging from 3% to 5% of net sales are paid quarterly to the Company's external sales representative organizations. In 1996, sales subject to commissions represented 61.0% of total net sales and sales commissions were 3.0% of total net sales.

RESULTS OF OPERATIONS

     The following tables set forth for the periods indicated certain items reflected in the Statements of Income of the Company and its predecessors and the percentage of net sales represented by these items.

RACING CHAMPIONS CORPORATION


                                    EIGHT MONTHS        THREE MONTHS          PRO FORMA THREE MONTHS ENDED
                                        ENDED          ENDED MARCH 31,    -------------------------------------
                                  DECEMBER 31, 1996         1997           MARCH 31, 1996      MARCH 31, 1997
                                  -----------------   -----------------   -----------------   -----------------
                                  AMOUNT    PERCENT   AMOUNT    PERCENT   AMOUNT    PERCENT   AMOUNT    PERCENT
                                  -------   -------   -------   -------   -------   -------   -------   -------
Net sales.......................  $49,385    100.0%   $15,187    100.0%   $12,260    100.0%   $15,187    100.0%
Cost of sales...................   19,999     40.5      6,493     42.8      5,271     43.0      6,493     42.8
Inventory adjustment............    1,367      2.8         --       --         --       --         --       --
                                  -------    -----    -------    -----    -------    -----    -------    -----
  Gross profit..................   28,019     56.7      8,694     57.2      6,989     57.0      8,694     57.2
Selling, general and
  administrative expense........   15,244     30.9      5,171     34.0      4,699     38.3      5,171     34.0
Amortization of intangible
  assets........................    1,539      3.1        554      3.6        560      4.6        554      3.6
                                  -------    -----    -------    -----    -------    -----    -------    -----
  Operating income..............   11,236     22.8      2,969     19.5      1,730     14.1      2,969     19.5
Interest expense (income).......    6,738     13.6      2,380     15.7        977      8.0        885      5.8
Other expense...................      153      0.3         43      0.3        (25)    (0.2)        43      0.3
                                  -------    -----    -------    -----    -------    -----    -------    -----
  Income before income taxes....    4,345      8.8        546      3.6        778      6.3      2,041     13.4
Income tax expense..............    1,794      3.6        218      1.4        311      2.5        816      5.4
                                  -------    -----    -------    -----    -------    -----    -------    -----
  Net income....................  $ 2,551      5.2%   $   328      2.2%   $   467      3.8%   $ 1,225      8.1%
                                  =======    =====    =======    =====    =======    =====    =======    =====


RCI GROUP


                                                   YEARS ENDED DECEMBER 31,          FOUR MONTHS ENDED
                                             -------------------------------------   -----------------
                                                   1994                1995           APRIL 30, 1996
                                             -----------------   -----------------   -----------------
                                             AMOUNT    PERCENT   AMOUNT    PERCENT   AMOUNT    PERCENT
                                             -------   -------   -------   -------   -------   -------
Net sales..................................  $43,268    100.0%   $48,592    100.0%   $16,614    100.0%
Cost of sales..............................   25,212     58.3     25,556     52.6      9,404     56.6
                                             -------    -----    -------    -----    -------    -----
  Gross profit.............................   18,056     41.7     23,036     47.4      7,210     43.4
Selling, general and administrative
  expense..................................    9,491     21.9     13,312     27.4      4,713     28.4
Nonrecurring bonus expense.................       --       --         --       --      2,389     14.4
                                             -------    -----    -------    -----    -------    -----
  Operating income.........................    8,565     19.8      9,724     20.0        108      0.6
Interest expense...........................      211      0.5        133      0.3         20      0.1
Other expense (income).....................     (219)    (0.5)         5     --          (23)    (0.1)
                                             -------    -----    -------    -----    -------    -----
  Income before income taxes...............    8,573     19.8      9,586     19.7        111      0.6
Income tax expense.........................      349      0.8        194      0.4         39      0.2
                                             -------    -----    -------    -----    -------    -----
  Net income...............................  $ 8,224     19.0%   $ 9,392     19.3%   $    72      0.4%
                                             =======    =====    =======    =====    =======    =====


RCL GROUP

                                                     YEARS ENDED MARCH 31,            ONE MONTH ENDED
                                             -------------------------------------   -----------------
                                                   1995                1996           APRIL 30, 1996
                                             -----------------   -----------------   -----------------
                                             AMOUNT    PERCENT   AMOUNT    PERCENT   AMOUNT    PERCENT
                                             -------   -------   -------   -------   -------   -------
Net sales..................................  $22,331    100.0%   $37,322    100.0%   $ 3,852    100.0%
Cost of sales..............................   17,043     76.3     30,237     81.0      3,100     80.5
                                             -------    -----    -------    -----    -------    -----
  Gross profit.............................    5,288     23.7      7,085     19.0        752     19.5
Selling, general and administrative
  expense..................................    3,222     14.4      4,360     11.7        245      6.4
                                             -------    -----    -------    -----    -------    -----
  Operating income.........................    2,066      9.3      2,725      7.3        507     13.1
Interest expense...........................       55      0.3        130      0.3         13      0.3
Other expense (income).....................     (113)    (0.5)      (179)    (0.5)       (28)    (0.7)
                                             -------    -----    -------    -----    -------    -----
  Income before income taxes...............    2,124      9.5      2,774      7.5        522     13.5
Income tax expense.........................       45      0.2        171      0.5         34      0.9
                                             -------    -----    -------    -----    -------    -----
  Net income...............................  $ 2,079      9.3%   $ 2,603      7.0%   $   488     12.6%
                                             =======    =====    =======    =====    =======    =====

RACING CHAMPIONS CORPORATION

PRO FORMA THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO PRO FORMA THREE MONTHS ENDED MARCH 31, 1996


     Net sales. Net sales increased $2.9 million, or 23.9%, to $15.2 million for the three months ended March 31, 1997 from $12.3 million for the three months ended March 31, 1996. The sales growth in 1997 was aided by a slight increase in prices but was primarily due to 16.5% growth in the racing replica category with the remainder of the growth attributable to the initial shipments of new products -- principally, the Racing Champions Hot Rod Collection of non-racing vehicle replicas and Comic Book Champions collectible pewter figures. These new products generated net sales of $1.1 million in the first quarter of 1997.



     Gross profit. Gross profit increased $1.7 million, or 24.3%, to $8.7 million for the three months ended March 31, 1997 from $7.0 million for the three months ended March 31, 1996. The gross profit margin (as a percentage of net sales) remained relatively consistent at 57.2% in 1997 compared to 57.0% in 1996. There were no major changes in the components of cost of sales.



     Selling, general and administrative expenses. Selling, general and administrative expenses increased $472,000, or 10.0%, to $5.2 million for the three months ended March 31, 1997 from $4.7 million for the three months ended March 31, 1996. As a percentage of net sales, selling, general and administrative expenses decreased to 34.0% for the three months ended March 31, 1997 from 38.3% for the three months ended March 31, 1996. The decrease in selling, general and administrative expenses as a percentage of net sales was a result of spreading administrative expenses over higher sales volume. Amortization expense of $554,000 and $560,000 for the three months ended March 31, 1997 and 1996, respectively, related to intangible assets created in connection with the Recapitalization.



     Operating income. Operating income increased $1.3 million, or 76.5%, to $3.0 million for the first quarter of 1997 from $1.7 million for the first quarter of 1996. As a percentage of net sales, operating income increased to 19.5% for the first three months of 1997 from 14.1% for the first three months of 1996.



     Interest expense. Interest expense of $885,000 and $977,000 for the three months ended March 31, 1997 and March 31, 1996, respectively, related primarily to bank term loans.


     Income tax. Income tax expense for the three months ended March 31, 1997 and March 31, 1996 include provisions for federal, state and Hong Kong income taxes at an effective rate of 40.0%.

THREE MONTHS ENDED MARCH 31, 1997

     Net sales. Net sales were $15.2 million for the first quarter of 1997. This quarter has historically been a lower volume quarter. Net sales for the RCI Group and the RCL Group for the three months ended March 31, 1996 were $12.3 million. Net sales for the three months ended March 31, 1997 included racing vehicle replicas and Racing Champions Mint non-racing vehicle replicas as well as the initial shipments of the Racing Champions Hot Rod Collection and Comic Book Champions collectible pewter figures.

     Gross profit. Gross profit was $8.7 million for the first quarter of 1997. The gross profit margin (as a percentage of net sales) was 57.2%. Net sales from Hong Kong shipments, which generate lower gross profit due to price discounts, were 62.5% of total net sales.


     Selling, general and administrative expenses. Selling, general and administrative expenses were $5.2 million in the three months ended March 31, 1997. As a percentage of net sales, selling, general and administrative expenses were 34.0%. Amortization expense of $554,000 or 3.6% of net sales in the first quarter of 1997 relates to intangible assets created in connection with the Recapitalization.



     Operating income. Operating income for the first quarter of 1997 was $3.0 million or 19.5% of net sales. Excluding the amortization of intangible assets, operating income was $3.5 million or 23.2% of net sales.


     Interest expense. Interest expense was $2.4 million in the first quarter of 1997. Interest expense related primarily to bank term loans and subordinated debt incurred in connection with the Recapitalization.

     Income tax. Income tax expense for the three months ended March 31, 1997 includes provisions for federal, state and Hong Kong income taxes at an effective rate of 40.0%.

EIGHT MONTHS ENDED DECEMBER 31, 1996

     Net sales. Net sales were $49.4 million for the eight months ended December 31, 1996. Net sales for the RCI Group and the RCL Group for the eight months ended December 31, 1995 were $39.4 million. Net sales for the eight months ended December 31, 1996 included shipments of racing vehicle replicas and Racing Champions Mint products.


     Gross profit. Gross profit was $28.0 million for the eight months ended December 31, 1996. The gross profit margin was 56.7%. Included as a reduction to gross profit was a purchase accounting inventory write-up adjustment which resulted in an additional $1.4 million of cost of sales. Excluding the impact on the inventory write-up adjustment, gross profit for the eight months ended December 31, 1996 was $29.4 million or 59.5% of net sales.



     Selling, general and administrative expenses. Selling, general and administrative expenses were $15.2 million in the eight months ended December 31, 1996. As a percentage of net sales, selling, general and administrative expenses were 30.9%. Amortization expense of $1.5 million or 3.1% of net sales in the eight months ended December 31, 1996 relates to intangible assets created in connection with the Recapitalization.



     Operating income. Operating income for the eight months ended December 31, 1996 was $11.2 million or 22.8% net sales. Excluding the impact of the inventory write-up adjustment and the amortization of intangible assets, operating income was $14.1 million or 28.6% of net sales.


     Interest expense. Interest expense was $6.7 million in the eight months ended December 31, 1996. Interest expense related primarily to bank term loans and subordinated debt incurred in connection with the Recapitalization.


     Income tax. Income tax expense for the eight months ended December 31, 1996 includes provisions for federal, state and Hong Kong income taxes at an effective rate of 41.3%.


RCI GROUP

FOUR MONTHS ENDED APRIL 30, 1996

     Net sales. Net sales were $16.6 million for the four months ended April 30, 1996. This period includes the first quarter of the year which has historically been a lower volume quarter. Net sales for the RCI Group and the RCL Group for the four months ended April 30, 1995 were $9.2 million. Net sales for the four months ended April 30, 1996 included racing vehicle replicas and the initial shipments of Racing Champions Mint products.

     Gross profit. Gross profit was $7.2 million for the four months ended April 30, 1996. The gross profit margin was 43.4%.

     Selling, general and administrative expenses. Selling, general and administrative expenses were $4.7 million in the four months ended April 30, 1996. As a percentage of net sales, selling, general and administrative expenses were 28.4%. Non-recurring bonus expense of $2.4 million or 14.4% of net sales in the four months ended April 30, 1996 related to a one time payment of incentive compensation in connection with the Recapitalization.

     Operating income. Operating income for the four months ended April 30, 1996 was $108,000 or 0.6% of net sales. Excluding the impact of the non-recurring bonus expense, operating income was $2.5 million or 15.0% of net sales.

     Interest expense. Interest expense was $20,000 in the four months ended April 30, 1996. Interest expense related primarily to short-term working capital bank loans.

     Income tax. Income tax expense for the four months ended April 30, 1996 includes only a provision for state replacement taxes as the entities in the RCI Group were S corporations and therefore not subject to federal income taxes.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Net sales. Net sales increased $5.3 million, or 12.2%, to $48.6 million for 1995 from $43.3 million for 1994. The sales growth for 1995 was attributable to
(i) strong growth in the NASCAR racing replica category ($6.5 million), as the Company expanded its NASCAR stock car product offerings and introduced NASCAR racing trucks, and (ii) increases from other racing replica product lines ($1.7 million) including the introduction in late 1995 of NHRA top fuel dragster replicas. These increases were partially offset by a decrease in a line of vintage automobile and airplane die cast coin banks ($2.9 million) produced by another company and resold to wholesalers by the Company. The sales increase in 1995 was accomplished despite the negative impact on first quarter sales due to delays by the vehicle manufacturers in finalizing stock car designs that in turn delayed the Company's ability to complete tooling on new models.

     Gross profit. Gross profit increased $4.9 million, or 27.1%, to $23.0 million for 1995 from $18.1 million for 1994. The gross margin increased to 47.4% in 1995 from 41.7% in 1994. The increase in gross margin was due to a 2.5% price increase in 1995 coupled with stable product costs and a benefit of 1.7% from decorating and design efficiencies. In addition, gross profit benefited by approximately 1.5% as a percent of net sales when the Company's products were classified as import duty free beginning January 1, 1995, a reduction from 7.0% of product cost in 1994.

     Selling, general and administrative expense. Selling, general and administrative expenses increased $3.8 million, or 40.0%, to $13.3 million for 1995 from $9.5 million for 1994. As a percentage of net sales, selling, general and administrative expenses increased to 27.4% in 1995 from 21.9% in 1994. The increase in selling, general and administrative expenses was a result of higher royalty expenses which increased 4.8% (as a percentage of net sales) due to increased rates on new product categories and specialty promotional programs. The remainder of the increase was attributable to commissions expense which increased as a result of a higher percentage of total sales being made to customers assisted by outside sales representatives.

     Operating income. Operating income increased $1.2 million, or 14.1%, to $9.7 million for 1995 from $8.5 million for 1994. As a percentage of net sales, operating income increased to 20.0% for 1995 from 19.8% for 1994.

     Income tax. Income tax expense for 1995 and 1994 includes provisions for state replacement taxes for the RCI Group as these entities were S corporations and therefore not subject to federal income taxes.

RCL GROUP

ONE MONTH ENDED APRIL 30, 1996

     Net sales. Net sales were $3.9 million for the one month ended April 30, 1996. Net sales consisted of related party sales to the RCI Group of $1.3 million. The remaining net sales (non-RCI Group sales) are redundant with the net sales from Hong Kong shipments recorded by the RCI Group for April of 1996.

     Gross profit. Gross profit was $752,000 for the one month ended April 30, 1996. The gross profit margin was 19.5%.

     Selling, general and administrative expenses. Selling, general and administrative expenses were $245,000 in the one month ended April 30, 1996. As a percentage of net sales, selling, general and administrative expenses was 6.4%.

     Operating income. Operating income for the one month ended April 30, 1996 was $507,000 or 13.1% of net sales.

     Interest expense. Interest expense was $13,000 in the one month ended April 30, 1996. Interest expense related primarily to short-term working capital bank loans.

     Income tax. Income tax expense for the one month ended April 30, 1995 includes a provision for Hong Kong income taxes on certain entities in the RCL Group while certain entities were tax free British Virgin Islands entities.

YEAR ENDED MARCH 31, 1996 COMPARED TO YEAR ENDED MARCH 31, 1995

     Net sales. Net sales increased $15.0 million, or 67.3%, to $37.3 million for 1996 from $22.3 million for 1995. The sales growth for 1996 was attributable to growth in NASCAR racing replica sales. Net sales consisted of related party sales to the RCI Group of $11.3 million and $10.3 million in 1996 and 1995, respectively. The remaining net sales (non-RCI Group sales) are redundant with the net sales from Hong Kong shipments recorded by the RCI Group.

     Gross profit. Gross profit increased $1.8 million, or 34.0%, to $7.1 million for 1996 from $5.3 million for 1995. The gross profit margin decreased to 19.0% in 1996 from 23.7% in 1995. The decrease was due to an increase from 53.8% of 1995 net sales to 69.7% of 1996 net sales in non-RCI Group sales which generate lower gross profit margins than sales to the RCI Group.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased $1.2 million, or 35.5%, to $4.4 million for 1996 from $3.2 million for 1995. As a percentage of net sales, selling general and administrative expenses decreased to 11.7% in 1996 from 14.4% in 1995. The decrease in selling, general and administrative expenses as a percentage of net sales was a result of an increase in the percentage of net sales represented by non-RCI Group sales, which has the effect of spreading administrative expenses over higher sales volumes.

     Operating income. Operating income increased $659,000 or 31.9%, to $2.7 million in 1996 from $2.1 million for 1995. As a percentage of net sales, operating income decreased to 7.3% for 1996 from 9.3% for 1995.

     Interest expense. Interest expense increased to $130,000 for 1996 from $55,000 for 1995. The increase was due to the bank working capital loans and capital lease obligations.

     Income tax. Income tax expense for 1996 and 1995 includes provisions for Hong Kong income taxes on certain RCL Group entities while certain entities were tax free British Virgin Islands entities.

LIQUIDITY AND CAPITAL RESOURCES

     In connection with the Recapitalization, the Company and RCI entered into the Credit Agreement with the First National Bank of Boston ("Bank of Boston"), as agent, and certain other lenders. The Credit Agreement provides for a Revolving Loan, Term Loan A, Term Loan B, a Deferred Term Loan and the issuance of letters of credit. The Revolving Loan allows the Company to borrow up to $5.0 million at any time prior to April 30, 2001, based upon the levels of the Company's accounts receivable, inventory and cash flows and the amount of letter of credit exposure. The Company has not borrowed under the Revolving Loan as of the date of the Prospectus. Term Loan A in the principal amount of $30.0 million is due on April 30, 2001 and Term Loan B in the principal amount of $10.0 million is due on April 30, 2002. The proceeds of Term Loan A and Term Loan B were used to finance the Recapitalization. The Credit Agreement also provided the Company with the ability to borrow up to $8.0 million under a Deferred Term Loan at any time between March 31, 1997 and April 30, 1997, to refinance the $8.0 million Senior Notes. The Company repaid the Senior Notes on March 31, 1997 using proceeds from the Deferred Term Loan. The Deferred Term Loan matures on April 30, 2001. All borrowings under the Credit Agreement are secured by substantially all of the assets of the Company.

     Term Loan A, the Revolving Loan and the Deferred Term Loan bear interest, at the Company's option, at Bank of Boston's base rate plus a margin that varies between 0.50% and 1.25% or at a reserve adjusted Eurodollar rate plus a margin that varies between 2.00% and 3.25%. The applicable margin is based on the Company's financial performance, and for Term Loan A, the Revolving Loan and the Deferred Term Loan, the margin is currently 1.25% for base rate loans and 2.75% for Eurodollar loans. Term Loan B bears interest at a reserve adjusted Eurodollar rate plus 3.25%. The Credit Agreement requires the Company to pay a commitment fee of one-half of one percent per annum on the average daily unused portion of the Revolving Loan and the Deferred Term Loan.

     At the completion of the Offering, the Company intends to replace the Credit Agreement with a revised agreement permitting the Company to use the proceeds of the Offering to repay certain indebtedness and redeem the Series A Preferred Stock and Series B Preferred Stock and providing the Company with term and revolving loan availability of approximately $40.0 million at lower interest rates than currently provided by the Credit Agreement. These lower rates are expected to range from a reserve Eurodollar rate plus 1.50% to 2.00%.

     Bank of Boston's Hong Kong branch has made available to the Hong Kong Subsidiary a line of credit of up to $5.0 million. Amounts borrowed under this line of credit bear interest at the bank's cost of funds plus 2% and are cross-guaranteed by RCI and the Hong Kong Subsidiary. As of January 31, 1997, the Hong Kong Subsidiary had not borrowed under this line of credit.

     The Company's anticipated debt service obligations in 1997 for scheduled interest and principal payments are approximately $10.8 million for amounts outstanding under the Credit Agreement and approximately $10.6 million for indebtedness incurred pursuant to the Recapitalization. Assuming that the Company does not incur additional indebtedness and after giving effect to the Offering and the application of the net proceeds from the Offering as described in "Use of Proceeds," the Company anticipates that its annual debt service obligations will be $7.8 million through December 31, 1999.

     The Company has met its working capital needs through funds generated from operations and available borrowings under the Credit Agreement. The Company's working capital requirements fluctuate during the year based on the timing of the racing season. Due to seasonal increases in demand for the Company's racing replicas, working capital financing requirements are usually highest during the third quarter and early in the fourth quarter. Capital expenditures for the eight month period ended December 31, 1996 were $2.3 million ($3.3 million for the full year combined). The Company expects that capital expenditures during 1997, principally for molds and tooling, will be approximately $5.0 million. During 1996, the Company borrowed $40.0 million in connection with the Recapitalization and repaid $3.1 million of principal related to the bank term loans. The Company believes that its cash flow from operations, cash on hand and borrowings under the Credit Agreement will be sufficient to meet its working capital and capital expenditure requirements and provide the Company with adequate liquidity to meet its anticipated operating needs for the foreseeable future. However, any significant future product or property acquisitions (including up-front licensing payments) may require additional debt or equity financing.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation." With respect to stock options granted to employees, SFAS No. 123 permits companies to continue using the accounting method promulgated by the Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees," to measure compensation or to adopt the fair value based method prescribed by SFAS No. 123. The Company has elected to continue to measure compensation cost under APB No.
25. If the APB No. 25 method is continued, pro forma disclosures are required as if SFAS No. 123 accounting provisions were followed.

                                    BUSINESS

GENERAL

     Racing Champions is a leading producer and marketer of collectible scaled die cast vehicle replicas. The Company is best known for its extensive line of officially licensed, high quality collectible replicas of actual race cars and related vehicles from the five most popular U.S. professional racing series, including NASCAR. Since its inception in 1989, the Company has capitalized on the growing popularity of motor sports by offering an expanding line of high quality, affordable racing replicas targeted toward racing fans and adult collectors. The Company believes that it has the largest domestic market share in the die cast racing replica category. Beginning in 1996, the Company successfully expanded into non-racing collectibles by introducing the Racing Champions Mint line of die cast replicas of classic and late-model vehicles. The Company is continuing this expansion in 1997 by introducing an additional line of non-racing vehicle replicas and two new lines of collectible pewter figures. From 1990, the Company's first full year of operations, through 1996, the Company's net sales grew from approximately $5 million to $66 million.

COLLECTIBLES INDUSTRY

     The collectibles industry is composed of numerous niche markets served by a wide variety of producers and distributors. Collectible products include figurines, dolls, ceramic buildings, prints, plates, glass, ornaments, steins, music boxes, trading cards and die cast items, including vehicles. Collectible products are generally of high quality, produced in limited quantities and targeted to adults. According to the Collectibles Industry Report for 1996 by Unity Marketing, an independent market research firm, the collectibles industry generated customer sales of approximately $8.0 billion in the United States in 1995. This represented a 13.0% increase from 1994 and a 23.0% increase from 1993. Demographic trends are expected to positively impact the industry, as the baby boom generation ages and has higher discretionary income that can be spent on leisure goods such as collectibles. The Company is currently focused on the following two segments of the collectibles market.

     DIE CAST VEHICLE REPLICAS

     The die cast vehicle industry generated consumer sales of approximately $1 billion in the United States in 1996. Die cast vehicles include airplanes, trains, tractors, and most significantly, automobiles and trucks and have been produced for many years by a wide variety of companies. While a significant percentage of die cast products have historically been sold as toys, an active base of adult die cast collectors has developed over time. Various secondary markets for die cast vehicles have subsequently developed with a number of periodicals regularly reporting the secondary market value of a wide variety of die cast vehicles.

     Non-racing Vehicle Replicas. The non-racing die cast vehicle replicas primary market is comprised of boys ages five and over and adults. Collectible periodicals have for many years included die cast vehicles such as 1:64 scale cars originally produced by Matchbox(R). While collector interest in die cast cars continues, the Company believes that the quality of new 1:64 scale vehicles has declined over the years as other manufacturers reduced features and costs in order to compete on a price basis with toys. The Company has targeted its Racing Champions Mint and Hot Rod Collection to adult collectors who make multiple purchases of die cast vehicles because of their affinity for automobiles and trucks, the authenticity of the replicas and the fun of collecting.

     Racing Replicas. Due to the popularity of motor sports, racing replicas emerged as a significant and growing category of the die cast vehicle industry. The racing replica industry's primary market is racing fans and adult collectors. The Company believes that its customers are predominately male with approximately 80% age 24 and older. These fans are attracted to racing replicas due to the highly detailed, precise nature of the replicas and the popularity of racing and the teams, drivers and sponsors represented by the replicas. Established secondary markets exist for racing replica products, including the Company's, with market values reported in collector magazines such as Becketts, Die Cast Digest and Tuff Stuff's RPM.

     The Company believes that demand for racing replicas will continue to increase as the interest in motor sports grows. The North American motor sports industry currently enjoys a large and growing spectator base with total attendance in 1996 exceeding 15.4 million at 215 sanctioned events. By comparison, approximately 14.6 million people attended the 240 NFL regular season games. The most popular of the motor sports circuits is the NASCAR Winston Cup Series. From 1990 to 1996, attendance at Winston Cup events increased from approximately 3.3 million to 5.5 million, an increase of approximately 67%. During the same period, sales of NASCAR licensed merchandise have increased from $60 million to $770 million, a compound annual growth rate of approximately 53%. Racing Champions has contributed to this growth and has been NASCAR's leading licensee since 1992. Overall Nielsen ratings for Winston Cup telecasts increased approximately 20% from 1994 to 1996 and household viewership increased approximately 27% for the same period. The growth in motor sports in general, and NASCAR in particular, is expected to continue for a number of reasons, including: (i) the opening of new superspeedways in the Dallas/Ft. Worth and Los Angeles markets and the inclusion of these markets in the 1997 Winston Cup Series; (ii) the expansion and upgrade of many existing motor sports facilities throughout the U.S.; (iii) the conducting of IRL and other non-NASCAR events at traditional NASCAR venues; and (iv) increased television exposure in response to favorable ratings increases.

     COLLECTIBLE FIGURES AND FIGURINES

     Collectible figures and figurines are the largest category within the collectibles industry with over $3 billion in consumer sales in 1996. These figures and figurines are produced in various mediums including acrylic, plastic, porcelain, crystal and pewter and depict characters from a wide variety of themes including nostalgia, entertainment, sports and wildlife. The majority of this market includes higher quality figures and figurines which are generally intended for display. These items are often offered in limited edition sets, which enhances their collectibility. A portion of this market includes collectible "action" figures, which typically are plastic, and represent characters from comics, movies, television shows or professional sports. Established secondary markets exist for collectible action figures, with market values reported in collector magazines such as White's Collecting Figures and Action Figure Digest.

     Comic Book Characters. Comic books have been an entertainment medium since their inception in the late 1930's. Many of today's favorite mythical characters were created in the pages of comic books, including such popular superheroes as Batman, Superman and Spiderman. Related entertainment products such as movies and television programs increase the reach of comic book characters to a wide spectrum of consumers and collectors. Comic books and comic book characters have grown into a significant adult collectibles category as a result of comic books' 60 year history, unique and imaginative characters and thousands of published titles. The comic book character market primarily attracts adult males and is supported through national and regional collector shows, auctions and dedicated publications such as Overstreets Price Guides, Wizard Magazine and Fan Magazine.

     Sports Collectibles. The sports collectible and memorabilia business has grown over the last decade from primarily trading cards to encompass a large variety of products including autographed equipment, pictures and replica figures. The collector base consists of both children and adults, the majority of whom are male. Sports memorabilia and collectible products are in high demand due to the increase in media exposure and the celebrity status afforded past and present athletes. Collector shows, auctions and dedicated publications such as Becketts and Sports Collectors Digest help support the growth in secondary market trading of sports collectibles and memorabilia which has further enhanced collector interest in the category.

BUSINESS STRATEGY

     The Company's objectives are to (i) expand its racing replica business by capitalizing on the growing popularity of motor sports and (ii) leverage its brand name, reputation with collectors and established distribution and manufacturing relationships by developing new collectible products. The Company's primary strategies for achieving these objectives are as follows:

     Produce Highly Detailed, Authentic Replicas. A significant component of the Company's success is its expertise in producing highly detailed, scaled replicas known for their quality workmanship and authenticity.

Producing authentic collectibles generally requires the Company to secure licensing agreements with the groups or individuals representing the item or person to be replicated. As an example, the Company's racing replicas require licensing agreements with racing teams, drivers and sponsors, vehicle manufacturers and major racing series sanctioning bodies. The Company has committed substantial resources toward the support of its licensing activities which currently includes over 450 licenses and believes its licensing experience and relationships with licensors provide it with a competitive advantage.

     Develop New Collectible Products. The Company is continuously developing new collectible products both within its current product categories and in new areas. Management has developed specific criteria for evaluating and developing new collectible products. These criteria include (i) the long-term viability and market appeal of the person or object being replicated, (ii) the consumer's desire to collect the product, (iii) the ability to produce ongoing series of the product in a variety of styles, (iv) the suitability of the product for distribution through mass merchant retailers and (v) an identifiable group of targeted collectors for the product. These and other factors when taken together allow Racing Champions to create innovative products designed to stimulate and maintain collector interest. Since 1994, the Company has developed eight new product lines, including Racing Champions Mint which generated $9.7 million in net sales in its first year.

     Foster Collectibility. To foster the collectibility of its product lines, the Company carefully manages product quantities, staggers product release dates, continuously freshens its product offerings, produces special editions, utilizes distinctive packaging and adds additional features such as serial numbers, display stands, emblems, trading cards and certificates of authenticity. The Company has also enhanced collectibility by offering product lines in a large variety of styles. As an example, the Company's racing replica product category has over 900 different styles that are released in managed quantities and require frequent updates due to changes in sponsors, vehicle styling, graphics and drivers. The Company believes it has established considerable brand loyalty among its collector base, many of whom purchase a substantial number of the Company's products each year.

     Offer Affordable Collectibles Through Mass Market Distribution. The Company believes its distribution through mass merchants such as K-Mart, Target, Toys 'R' Us and Wal-Mart provides a strong demographic fit with its targeted customers. By focusing on this high volume channel of distribution rather than traditional collectible channels such as giftware, hobby and collector shops, direct response and direct mail collector clubs, the Company also realizes substantial economies of scale which lower its product and selling costs and in turn allow the Company to sell at reduced prices without adversely affecting quality. In order to broaden the potential collector base for its products, the Company's replicas are affordably priced, typically under $30 at retail.

     Maintain Dedicated External Manufacturing Relationships. The Company believes that its dedicated supplier base together with the local oversight and coordination provided by the Hong Kong Subsidiary provide it with certain competitive advantages including a rapid product development capability and a highly flexible, reliable and high quality supply source. All but two of its six manufacturers are exclusively dedicated to the production of the Company's products and all are privately owned by independent Chinese entrepreneurs. The Company is not bound to specific order levels and consequently can quickly adjust output levels in response to increased or decreased product demand. In addition, the Company generally produces only enough product to satisfy current outstanding orders which allows Racing Champions to maintain relatively low inventory levels.

PRODUCTS

     The Company produces products in the die cast racing replica, non-racing vehicle replica and collectible figure categories. Since 1989, the Company has continually introduced new products and expanded its product lines. The Company's current products were introduced in the following years:

YEAR OF INTRODUCTION                             PRODUCTS
--------------------                             --------
        1989            1:64 stock car

        1990            1:87 team transporter

        1991            1:64 team transporter; 1:24 stock car

        1993 1:24 pit stop display; 1:64 and 1:24 Premier Edition stock cars

        1994 1:64 Indy style race car; 1:24 Indy style race car; 1:64 sprint car; 1:24 sprint car

        1995 1:64 racing truck; 1:24 stock car with opening hood; 1:24 racing truck; 1:18 stock car with opening hood; 1:9 racing motorcycle; 1:24 top fuel dragster

        1996 1:64 stock car with opening hood; 1:144 stock car; 1:64 top fuel dragster; 1:64 funny car; 1:64 pro stock drag racer; 1:24 funny car; 1:24 pro stock drag racer; 1:64
                        Racing Champions Mint

        1997 1:144 racing truck; 1:144 team transporter; 1:144 top fuel dragster; 1:144 funny car; 1:144 pro stock drag racer;
                        1:24 Hot Rod Collection; 1:64 Hot Rod Collection; Comic
                        Book Champions pewter figures; Sports Champions pewter figures; 1:144 Racing Champions Mint

     RACING REPLICAS

     The Company's racing replicas include a comprehensive line of scaled stock cars, trucks and team transporters representing most of the vehicles competing in the current year's NASCAR Winston Cup Series, Busch Grand National Series and Truck Series by Craftsman. The Company also produces replicas from other popular racing series including NHRA drag racing, CART and IRL Indy style racing and World of Outlaws sprint car racing, as well as Honda and Kawasaki racing motorcycles. In 1996, Racing Champions produced over 900 different styles of racing replicas, including various sizes such as 1:9, 1:18, 1:24, 1:64, 1:87 and 1:144 scale. A 1:24 scale stock car replica is approximately eight inches long whereas a 1:64 scale stock car replica is approximately three inches long. The Company's racing replicas generally retail at prices ranging from $1 to $30.

     NASCAR Vehicles: The NASCAR product line covers stock cars in the Winston Cup and Busch Grand National Series and racing trucks in the NASCAR Truck Series by Craftsman. NASCAR stock cars were the Company's initial offering in the collectible racing replica category. NASCAR products include race cars and trucks, team transporters and pit stop displays which are produced in various sizes including 1:18, 1:24, 1:64, 1:87 and 1:144 scale. The NASCAR product line is produced in an annual Regular Edition as well as special Premier and Preview Editions. The Premier Edition is differentiated by more detailed painting, special packaging and limited edition, serial numbered production runs. The Preview Edition is released during the fourth quarter of a calendar year in color schemes and sponsors anticipated for the upcoming year of racing. The Company has entered into licenses with various NASCAR stock car and truck teams, drivers, agents and sponsors, which allow the Company to replicate race cars and race trucks and team transporters for over 100 teams.

     Indy Style Cars: The Company began production of Indy style cars in 1994. Indy style car products are produced in 1:24 and 1:64 scale sizes. The Company has entered into licenses which allow the Company to replicate over 30 cars. The Company also holds a license from the Indianapolis Motor Speedway to produce special event related vehicles.

     World of Outlaws Sprint Cars. The Company began production of the World of Outlaws sprint car racing product line in 1994. Sprint car products are produced in 1:24 and 1:64 scale sizes. The Company has entered into licenses which allow the Company to replicate over 30 cars.

     National Hot Rod Association Drag Racers. The Company introduced its NHRA product line in 1995. NHRA products are currently produced in 1:24, 1:64 and 1:144 scale sizes. This product line includes licenses for the top fuel, funny car and pro stock drag racing divisions which allow the Company to replicate over 55 vehicles.

     Honda/Kawasaki Motorcycles. The Company also introduced its Honda/Kawasaki racing motorcycle product line in 1995. These products are produced in the 1:9 scale size. The Company has licensing agreements with Honda and Kawasaki to use their team logos on the Company's products and packaging.

     NON-RACING VEHICLE REPLICAS

     Racing Champions Mint. In early 1996, the Company introduced the Racing Champions Mint product line. The Racing Champions Mint is a new concept building on the Company's racing replica success but still focusing on the collectible die cast vehicle market. Each month the Company issues an assortment of six serial numbered, highly detailed 1:64 scale replicas of classic and late model cars and trucks in color schemes matching those used on the actual vehicle. Each new issue is sequentially numbered and includes releases of new models and new paint schemes. The replicas are selected from actual vehicles manufactured over the past five decades. The limited production of these replicas enhances their collectibility. In addition, the package contains a collector quality die cast emblem of the vehicle's hood ornament or other insignia.

     In 1997, the Company plans to introduce a 1:144 scale version of the Racing Champions Mint. Also in 1997, the Company has entered into an agreement with Petersen Publishing Company which allows for the use of the Motor Trend Magazine trade name and trademarks on the Racing Champions Mint product line. The Company believes that the Motor Trend name increases the authenticity of this product line and creates additional interest with collectors and automobile enthusiasts. In addition, the Company plans to promote this product line in Motor Trend Magazine and on Motor Trend's cable television show.

     Hot Rod Collection. Due to the success of Racing Champions Mint and consumer feedback, the Company launched in early 1997 a new line of collectible die cast hot rod car replicas. The Racing Champions Hot Rod Collection is based on an exclusive license with Petersen Publishing Company's Hot Rod Magazine and includes custom designed hot rod cars in 1:24 and 1:64 scale sizes. In addition to the license, the Company will promote this product line in Hot Rod Magazine and on Hot Rod Magazine's cable television show and Power Tour of various U.S. cities. Like Racing Champions Mint, new Hot Rod Collection models and styles will be released in monthly assortments. Each vehicle in the Racing Champions Hot Rod Collection is produced in limited quantity and includes a serial number to enhance collectibility.

     COLLECTIBLE PEWTER FIGURES

     In 1997, the Company introduced a new product category, collectible pewter figures. High quality pewter figures had not previously been widely available through mass merchants. The Company's initial focus related to this product category is two proven and highly recognizable licensed properties -- comic book characters and popular athletes. Products in this category will be released in continuing series. Replicas of individual comic book characters and popular athletes will be produced in limited production runs and will not be repeated. In order to further collectibility, all products will be hand numbered and sold with a certificate of authenticity. The initial two collectible pewter figure product lines include:


     Comic Book Champions. The Company recently began producing the Comic Book Champions line of collectible pewter replicas, and shipped the first Comic Book Champions replicas in March 1997. Comic Book Champions is a series of pewter replicas of comic book characters in action poses. Each figure is mounted on a die cast stand in front of an encased miniature reproduction of a comic book cover on which the character appeared. Comic Book Champions will be produced in Gold, Silver and Modern Age series, representing different eras of comic book publishing. The Company has separate, nonexclusive licensing agreements with

Marvel Characters, Inc. and DC Comics to use the likenesses of certain comic book characters and the reproductions of the comic book covers for this product. Figures in the initial releases will include Superman(R), Batman(R), Spiderman(R), Captain America(R), the Incredible Hulk(R) and the Joker(R).


     Sports Champions. The Company recently began producing the Sports Champions line of collectible pewter replicas, and shipped the first Sports Champions replicas in May 1997. Sports Champions is a series of pewter replicas of popular athletes. Each replica is mounted on a die cast stand in front of an encased miniature reproduction of a Sports Illustrated magazine cover on which the athlete appeared. The Company has a licensing agreement with Sports Illustrated to use its trade name and the reproductions of its magazine covers. The Company is also negotiating licensing agreements with several major sports leagues (including the National Football League, Major League Baseball, the National Hockey League and the National Basketball Association) and has entered into licenses with several professional athletes to use their likenesses on the Sports Champions replicas. The Company anticipates entering into licensing agreements with additional sports figures as the Sports Champions product line is developed. The initial releases of the Sports Champions line will include Muhammad Ali, Frank Thomas, Ken Griffey, Jr., Joe Montana and Arnold Palmer, among others.


LICENSES


     The Company markets virtually all of its products under licenses from other parties. These licenses are generally limited in scope and duration and authorize the sale of specific licensed products on a nonexclusive basis for a limited period of time. The Company has over 450 licenses with various race team owners, drivers, sponsors and agents, generally for terms of 1 to 3 years. The Company's racing replicas are also officially licensed by major race sanctioning bodies including NASCAR, CART, IRL, NHRA and World of Outlaws. Although the Company generally does not pursue exclusive licenses, the Company's licensing arrangements with NASCAR and World of Outlaws are exclusive through December 31, 1997. The Company has renewed its license agreement with NASCAR on a nonexclusive basis for three years commencing on January 1, 1998. The Company anticipates that certain of its competitors will also license the NASCAR trademark on a nonexclusive basis for use on racing replicas in 1998, which could result in increased competition for the Company's NASCAR racing replicas. The Company has also obtained licenses to produce replicas of Honda and Kawasaki racing motorcycles through January 31, 1998. The Company also has license agreements with the major automobile and truck manufacturers, including Chevrolet, Ford, Oldsmobile, Pontiac, Buick, Cadillac, Dodge, Chrysler and Kenworth. The Company operates an office in Charlotte, North Carolina to maintain its licenses for racing replicas for vehicles competing in the various NASCAR and World of Outlaws series.


     The Company has entered into additional licensing arrangements in connection with the development of its Comic Book Champions and Sports Champions product lines. The Company has separate licensing agreements with Marvel Characters, Inc. and DC Comics (a division of Time Warner Entertainment Company L.P.) to use the likenesses of certain comic book characters and the reproductions of comic book covers on which they have appeared. The license agreement with Marvel Characters, Inc. expires on December 31, 1999, while the license agreement with DC Comics expires on December 31, 1998. The Company also has a licensing agreement with Sports Illustrated to use its trade name and the reproductions of magazine covers which expires on June 30, 1999. The Company is negotiating licenses with the National Football League, Major League Baseball, the National Hockey League and the National Basketball Association to produce its Sports Champions replicas. The Company has entered into licensing agreements with several professional athletes to use their likenesses on the Sports Champions replicas, and anticipates entering into licensing agreements with additional professional athletes as the Sports Champions product line is developed.

     Royalty rates for racing replicas vary by racing category but generally range in aggregate for all licensors from 12% to 19% of the Company's sales price. Certain special or limited edition products may carry higher royalty rates. Royalty rates related to non-racing vehicle replicas range in aggregate from 3% to 10% of the Company's sales price. For collectible pewter figures the Company expects to pay royalty rates in aggregate from 10% to 23% of the Company's sales price depending on the number of parties involved and the market value of the property or athlete. Royalties are generally paid on a quarterly basis.

PATENTS AND TRADEMARKS

     The Company has registered several trademarks with the U.S. Patent and Trademark Office, including the mark "Racing Champions." Other trademark registrations are currently pending, including Racing Champions Mint(TM), Comic Book Champions(TM), Sports Champions(TM) and Collectible Champions(TM). The Company holds a U.S. patent for its trading card, display stand and model vehicle, and has a patent application pending for its unique packaging system which includes a die cast vehicle, emblem and display stand. The Company believes that there is significant value in its Racing Champions trade name and trademark and plans to build additional value through increased customer awareness of many of the Company's trade names and trademarks.

SALES AND DISTRIBUTION

     In 1996, approximately 76% of the Company's net sales were distributed through national and regional retail chains including K-Mart, Target, Toys 'R' Us, Wal-Mart, Hills, Meijers and ShopKo. The Company's products are sold at more than 20,000 retail outlets throughout North America. The Company utilizes electronic data interchange with its major retail customers to monitor retail inventories and point of sale information and receive and process customer orders.

     In addition, the Company sells to a limited number of wholesale customers which as a group represented approximately 15% of net sales for 1996. The wholesale channel distributes Racing Champions' products to hobby and collector shops throughout North America. The Company's sales to this channel on a percentage basis have been declining as its distribution through major national and regional retailers has increased.

     The Company also distributes products through the premium/promotional distribution channel. In total, this channel represented approximately 9% of net sales for 1996. Premium/promotional customers include Texaco, John Deere, Citgo, NAPA, Kellogg's, Procter & Gamble, Mac Tools and Snap-On Tools. The Company's premium/promotional customers offer the Company's customized products to their customers through their own distribution outlets (e.g., Texaco, John Deere and Citgo), through special promotions (e.g., Kellogg's and Procter & Gamble) or with the purchase of their product (e.g., Snap-On Tools).

     In total, the Company sells to approximately 300 customers. The Company's internal sales force provides direct customer contact with virtually all of the Company's retail and wholesale accounts. This sales force is supplemented by five external sales representative organizations which are divided geographically. These external sales representative organizations provide more frequent and wider customer service and solicitation of the national and regional retailers and support approximately 61% of the Company's 1996 net sales. The Company's internal sales force complements the external sales force by providing a more limited direct relationship between the Company and the accounts assigned to the external sales force. In addition, certain large accounts are designated as "house accounts" and are handled exclusively by the Company's internal sales staff. Sales representatives generally earn commissions of 3% to 5% of the net sales price from their accounts, and their commissions are not affected by the involvement of the Company's internal sales force with a customer or sale.

MARKETING

     The Company is introducing marketing programs which are directed toward collectors and potential new customers that fit the demographic profile of the Company's target market. The focus of the Company's marketing plan is to increase awareness of the Company's product offerings and brand name. The Company utilizes the following media in its marketing plan.

     Print Advertising. The Company places advertisements in collector's publications with high, specific market penetration such as die cast collector publications and figure collector publications. The Company also advertises in national publications read by its targeted collectors and enthusiasts, such as NASCAR Magazine, Die Cast Digest, Hot Rod Magazine, Motor Trend, DC and Marvel comic books, and Sports Illustrated.

     Public Relations. The Company has developed a sustained public relations effort to build relationships with editors at collector publications. Ongoing product notices keep editors abreast of changing products, increase the Company's credibility and market acceptance, and encourage the editorial staffs of these publications to give adequate coverage to the Company's products.

     Co-op Advertising. The Company works closely with retail chains to plan and execute ongoing retailer driven promotions and advertising. The programs usually involve promotion of the Company's products in retail customers' print circulars, mailings and catalogs.

     Direct Consumer. The Internet is an increasingly important part of the Company's marketing plan as collectors have quickly adopted the Internet as a preferred way to communicate with other enthusiasts about their hobby. The Company has established a proprietary World Wide Web site (www.racingchamps.com) on the Internet which highlights its products, lists product release dates and collects information directly from consumers. The Company also gathers customer information through customer letters, e-mail, telephone calls and product surveys. The Company uses this customer information for market research and dissemination of new product information.

COMPETITION

     The Company believes that it had the largest domestic share in 1996 of the collectible scaled die cast racing replica category. The Company competes with the other producers of collectible scaled die cast racing replicas, such as Action Performance Companies, Inc., which generally distribute their products through direct marketing, collector clubs and wholesalers who, in turn, distribute through hobby and collector shops. In contrast, most of the Company's products are distributed through the mass merchant channel of distribution. Mattel and Hasbro have also recently entered the racing replica market and are expected to distribute competing die cast racing replicas in the mass merchant channel of distribution.

     The Company also competes with the producers of miniature die cast toy vehicles such as Matchbox(R) and Hot Wheels(R) who, like the Company, principally distribute through the mass merchant channel. In this market, the Company competes with Tyco Toys, Inc. (Matchbox), Mattel, Inc. (Hot Wheels), Lewis Galoob Toys, Inc. (Micro Machines(R)), Playing Mantis (Johnny Lightning(R)) and Road Champs, Inc. as well as other domestic and foreign producers of miniature die cast toy vehicles. Many of the Company's competitors have greater financial, technical, marketing and other resources than the Company.

     The Company believes that its competitive position is enhanced by a number of factors, including product quality, features, pricing and diversity, its ability to recognize trends in its product markets and anticipate shifts in consumer preferences, its success in designing and marketing new products, the availability of adequate sources of manufacturing capacity and the ability of its third party manufacturers to meet delivery schedules, and its ability to renew existing licenses and to enter into new licenses. In addition, the Company has sought to develop brand loyalty, to produce products with a proven track record of collectibility, and to capture shelf space at leading mass merchants and other retailers.

MANUFACTURING

     Hong Kong Office. The Hong Kong Subsidiary is located in Kowloon, Hong Kong and employs 28 people who oversee all aspects of the Company's product manufacturing activities. The Hong Kong Subsidiary sources raw materials and packaging, performs engineering and graphic art functions, executes the production schedule, provides on-site quality control, facilitates third-party safety testing and coordinates the delivery of shipments for export from Hong Kong to the United States.

     Die Cast Vehicle Manufacturing. Virtually all of the Company's die cast vehicle products are manufactured by four independently owned factories located in the Shenzhen region of China, approximately 30 to 40 miles from Hong Kong. All of these factories (the "Dedicated Manufacturers") are exclusively dedicated to manufacturing the Company's products and all are privately owned by independent Chinese entrepreneurs. All products are manufactured to the Company's specifications using molds and tooling that are owned by the Company. The Dedicated Manufacturers own the manufacturing equipment and machinery, and purchase raw materials, hire workers and plan production which includes subassemblies, final assemblies and packaging. The Company purchases fully assembled and packaged finished goods in master cartons for distribution to its customers. Most of the Dedicated Manufacturers have been supplying the Company for more than five years. The Company's purchases in 1996 from the Dedicated Manufacturers, Win Yield, Sharp Success, Sunrise and Shun Fung, were 31.3%, 29.9%, 22.9% and 15.8%, respectively, of the Company's total purchases of die cast vehicle replicas. See "Certain Transactions."

     Over the next 24 months, the Dedicated Manufacturers are planning to upgrade their factory facilities. With oversight from the Company, the Dedicated Manufacturers have located a site in Dongguan (approximately 50 miles from Hong
Kong) named the Racing Industrial Zone (the "RIZ Complex") which, when fully developed, will serve as a complex in which each independent Dedicated Manufacturer will operate a free standing factory facility. The factory facilities at the RIZ Complex are being developed by a third party who will lease the factory facilities to the Dedicated Manufacturers. The construction of the first free standing facility is currently underway and is expected to be completed and occupied by one of the Dedicated Manufacturers in mid-1997. The Company intends to establish an office in the RIZ Complex. This office would house many of the functions that are currently performed in the Company's Kowloon, Hong Kong office as well as provide more direct oversight and coordination of the production activities.

     Pewter Figures Manufacturing. The Company has entered into a development and supply agreement with M-B Sales, L.P. ("M-B") headquartered in Westmont, Illinois. Under the direction of the Company, M-B is arranging for the sculpting and manufacturing of the Company's new pewter figure product lines. M-B is best known as a developer of figures and other creative promotional ideas for select clients such as McDonald's Corporation and Nestle's. M-B has relationships with over 20 independent manufacturing suppliers in the Far East and is employing two of its primary manufacturing suppliers to produce the Comic Book Champions and Sports Champions product lines to specifications set by the Company. M-B intends to develop other manufacturing suppliers who will be capable of producing the Company's pewter products.

     Product Development. New product development is constantly occurring as the Company seeks to improve quality, update styles and add product lines. New product design and updates are generally initiated domestically. The designing process can take several days or a number of months depending upon whether the process involves an enhancement to an existing product or a new product design. The Company has been able to develop new products and make design changes quickly due to its rapid approval process, integrated Hong Kong Subsidiary and dedicated manufacturing.

     Tooling. The Company is continuously developing new tooling and molds to produce its die cast and pewter products. The Company's engineering staff works closely with outside tool makers to design and create new tooling. Depending on the size and complexity of the model, tools can cost from $20,000 to $120,000. The Company often produces back-up tools for high volume models. The Company owns all of its tools and provides them to the manufacturers during production. Tools are returned to the Company when a product is no longer in production and are stored for future use or destroyed.

     Graphics. Existing product enhancements typically include graphics changes to the vehicles for new color schemes, sponsor changes and/or driver changes and revisions to product packaging. Graphics changes are photographed and forwarded to the Hong Kong Subsidiary for incorporation into the Company's product line. The Company's graphic arts personnel will redesign the car decorating process in order to reflect the graphics changes. All changes are reviewed domestically by Company personnel and samples are sent to racing teams and sponsors prior to production for their approval.

     Product Safety. The Company's products are designed, manufactured, packaged and labeled to conform with the safety requirements of the American Society for Testing and Materials and the Consumer Product Safety Commission and are periodically reviewed and approved by independent safety testing laboratories. The Company carries product liability insurance coverage with a limit of $5.0 million per occurrence. As of the date of the Prospectus, the Company has never received a product liability claim.

EMPLOYEES

     As of March 31, 1997, the Company had 78 employees, 76 of which were employed full-time. The Company emphasizes the recruiting and training of high quality personnel and, to the extent possible, promotes people from within the Company. The Company's employees are not covered by collective bargaining agreements, and the Company considers its employee relations to be good. The Company's continued success will depend in part on its ability to attract, train and retain qualified personnel at all of its locations.

FACILITIES

     The Company's facilities are as follows:

       DESCRIPTION          SQUARE FEET           LOCATION            LEASE EXPIRATION
       -----------          -----------           --------            ----------------
Corporate Headquarters....     9,269      Glen Ellyn, Illinois        January 2000
Foreign Headquarters......     7,900      Kowloon, Hong Kong          July 1998
Warehouse.................    19,183      Chicago, Illinois           December 1998
Licensing Office..........       600      Charlotte, North Carolina   Month-to-Month

REGULATION AND LEGAL MATTERS

     In the normal course of business the Company may be involved in various legal proceedings from time to time. The Company does not believe it is currently involved in any claim or action the ultimate disposition of which would have a material adverse effect on the Company.

                                   MANAGEMENT

DIRECTORS AND OFFICERS

     The directors and officers of the Company are as follows:


          NAME               AGE                          POSITION
          ----               ---                          --------
Robert E. Dods...........    48     President and Director
Boyd L. Meyer............    55     Executive Vice President and Director
Peter K.K. Chung.........    43     President of Racing Champions Limited and Director
Curtis W. Stoelting......    37     Vice President - Finance and Operations and Secretary
John F. Olsen............    43     Vice President - Sales
Peter J. Henseler........    38     Vice President - Marketing
M. Kevin Camp............    39     Vice President - Licensing and Assistant Secretary
Helena Lo................    37     Finance and Administration Manager
Kelvin Ng................    36     Engineering Manager
Rose Lam.................    34     Marketing and Customer Service Manager
Jody L. Taylor...........    28     Controller
Michael A. Midtgaard.....    31     Information Systems Manager
Patrick A. Meyer.........    28     National Sales Manager
Avy H. Stein.............    42     Director
Samuel B. Guren..........    50     Director
Daniel M. Gill...........    33     Director


     The Company's executive officers include the President, the President of Racing Champions Limited and all Vice Presidents.

     Robert E. Dods has served as a director and as President of Racing Champions since April 1996. Mr. Dods co-founded RCI in 1989, and has served as President of RCI since inception. Prior to founding RCI in 1989 Mr. Dods and Boyd L. Meyer owned and operated Dods-Meyer, Ltd., a manufacturers' representative agency which focused on selling products to mass merchants.

     Boyd L. Meyer has served as a director and as Executive Vice President of Racing Champions since April 1996. Mr. Meyer co-founded RCI in 1989, and has served as Executive Vice President of RCI since inception. Prior to founding RCI in 1989 Mr. Meyer and Robert E. Dods owned and operated Dods-Meyer, Ltd., a manufacturers' representative agency which focused on selling products to mass merchants.

     Peter K.K. Chung has served as a director of Racing Champions and as President of Racing Champions Limited since April 1996. Mr. Chung formed the RCL Group in 1989 to handle the overseas operating activities of RCI and has served as President of Racing Champions Limited since inception. Prior to 1989 Mr. Chung was a contract manufacturer for various products for export from China to the United States and Europe.

     Curtis W. Stoelting has served as Vice President - Finance and Operations and Secretary of Racing Champions since April 1996. Mr. Stoelting has also served as Vice President - Finance and Operations of RCI since 1994. Prior to joining RCI, Mr. Stoelting was employed for 12 years by Arthur Andersen LLP in Chicago, most recently as a Senior Manager. Mr. Stoelting is a Certified Public Accountant.

     John F. Olsen has served as Vice President - Sales of Racing Champions since April 1996. Mr. Olsen has also served as Vice President - Sales of RCI since 1993. Prior to joining RCI, Mr. Olsen worked for a sales representative organization located in New York and in this capacity represented the Racing Champions line since 1989.

     Peter J. Henseler has served as Vice President - Marketing of Racing Champions since April 1996. Mr. Henseler has also served as Vice
President - Marketing of RCI since March 1996. Prior to joining RCI,

Mr. Henseler was a director of marketing for McDonald's Corporation since 1988, and was most recently responsible for in-store merchandising and worldwide trademark licensing.

     M. Kevin Camp has served as Vice President - Licensing and Assistant Secretary of Racing Champions since April 1996. Mr. Camp has also served as Vice President - Licensing of RCI since 1994. Prior to joining RCI, Mr. Camp held various positions over a 10 year period while employed by NASCAR, most recently serving as director of licensing and marketing.

     Helena Lo has served as Finance and Administration Manager of Racing Champions Limited since 1989. Ms. Lo received a bachelor's degree in Business Administration and prior to joining Racing Champions Limited, Ms. Lo was employed by a chartered accounting firm.

     Kelvin Ng has served as Engineering Manager of Racing Champions Limited since 1989. Mr. Ng is a degreed mechanical engineer with extensive experience in replicating vehicles.

     Rose Lam has served as Marketing and Customer Service Manager of Racing Champions Limited since 1989. Prior to joining RCL, Ms. Lam pursued various studies and received a bachelor's degree in economics.

     Jody L. Taylor has served as Controller since June 1996. Prior to joining the Company, Ms. Taylor was employed for five years by Arthur Andersen LLP in Chicago, most recently as a manager. Ms. Taylor is a Certified Public Accountant.

     Michael A. Midtgaard has served as Information Systems Manager of Racing Champions, Inc. since 1994. Prior to 1994, Mr. Midtgaard served RCI for over three years in various operations and systems areas.

     Patrick A. Meyer has served as National Sales Manager of Racing Champions since July 1996. Prior to joining Racing Champions, Mr. Meyer was employed as a sales representative by a seller of computer hardware from 1993 to 1996 and as a sales representative by Adolph Coors Company from 1991 to 1993. Patrick A. Meyer is the son of Boyd L. Meyer.

     Avy H. Stein has served as a director since April 1996. Mr. Stein is a founder and Managing Director of Willis Stein. Along with Mr. Willis, Mr. Stein is responsible for managing Willis Stein. Prior to founding Willis Stein, Mr. Stein served as a Managing Director of Continental Illinois Venture Corporation from 1989 through 1994, where Mr. Stein, along with Mr. Willis, was responsible for managing Continental's private equity investment activities. Mr. Stein is a director of Tremont Corporation and Petersen Publishing Company.

     Samuel B. Guren has served as a director since April 1996. Mr. Guren is a Managing Director of Baird Capital Partners, an affiliate of Robert W. Baird & Co. Incorporated. Prior to joining Baird Capital Partners in February 1996, Mr. Guren was a co-founder and managing partner of venture funds affiliated with William Blair & Company. Mr. Guren is a director of Four M Corporation.


     Daniel M. Gill has served as a director since April 1996. Mr. Gill is a founder and Managing Director of Willis Stein. Prior to founding Willis Stein, Mr. Gill served as a Managing Director of Continental Illinois Venture Corporation from 1989 through 1994, where Mr. Gill was responsible for initiating and structuring acquisitions, working with portfolio company management teams on an on-going basis and arranging for the disposition of portfolio investments.


     The Company's Board of Directors (the "Board of Directors"), in accordance with the Amended and Restated By-Laws of the Company (the "By-Laws"), has fixed the size of the Board of Directors at eight directors. Within 90 days after the completion of the Offering, the Company intends to identify and appoint two individuals who are not currently affiliated with the Company as the remaining members of the Board of Directors. All directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified.

     The Board of Directors intends to establish a Compensation Committee and an Audit Committee upon or shortly after completion of the Offering. The Audit Committee will be responsible for recommending to the Board of Directors the appointment of independent auditors, reviewing the scope of annual audit activities of the auditors, approving the audit fee payable to the auditors and reviewing audit results. The Compensation

Committee will review and recommend to the Board of Directors the compensation structure for the Company's officers and other managerial personnel, including salary rates, participation in incentive compensation and benefit plans, fringe benefits, noncash perquisites and other forms of compensation. The Compensation Committee will also administer the Company's 1996 Key Employees Stock Option Plan and the Racing Champions Corporation 1997 Stock Incentive Plan.


     Executive officers will be elected each year at the annual meeting of directors and will hold office until their resignation, death or removal, or until the Board of Directors appoints a different person to the office.

     Directors who are employees of the Company or are affiliates of members of the Investor Group receive no compensation for services as members of either the Board of Directors or committees thereof. Other directors will receive an annual retainer of $7,500, payable in cash, and will receive a fee of $1,000 for each Board of Directors meeting attended and $1,000 for each committee meeting attended. Such fees for attendance at Board of Directors meetings and committee meetings may not exceed $1,000 per day.

EXECUTIVE COMPENSATION

     SUMMARY COMPENSATION INFORMATION. The following table sets forth certain information concerning compensation paid to, earned by or awarded to the Company's Chief Executive Officer and each of the Company's four other most highly compensated executive officers for the eight month period ended December 31, 1996. The persons named in the table are sometimes referred to herein as the "named executive officers."

                         SUMMARY COMPENSATION TABLE(1)

                                                                         LONG-TERM
                                                 ANNUAL COMPENSATION    COMPENSATION
                                                 --------------------   ------------
                                                                         SECURITIES
                                                                         UNDERLYING       ALL OTHER
          NAME AND PRINCIPAL POSITION            SALARY(2)   BONUS(3)   OPTIONS (#)    COMPENSATION(4)
          ---------------------------            ---------   --------   ------------   ---------------
Robert E. Dods, President......................  $333,333    $     --          --          $   --
Boyd L. Meyer, Executive Vice President........   333,333          --          --              --
Peter K.K. Chung, President of Racing Champions
  Limited......................................   333,333          --          --              --
Curtis W. Stoelting, Vice President - Finance
  and Operations and Secretary.................   100,178     139,072      83,008           1,381
John F. Olsen, Vice President - Sales..........    83,511      80,350      41,304           2,024

---------------

(1) All amounts are limited to compensation paid or earned after the Recapitalization on April 30, 1996.

(2) Messrs. Dods, Meyer, Chung, Stoelting and Olsen receive annual base salaries of $500,000, $500,000, $500,000, $150,000 and $125,000, respectively. See
    "-- Employment Agreements."

(3) Consists of amounts paid pursuant to the Company's 1996 Key Employees Performance Compensation Plan. See "-- 1996 Key Employees Performance Compensation Plan."

(4) Consists of premiums paid by the Company for term life insurance under which the named executive officer is the beneficiary.

     OPTIONS GRANTED DURING 1996. The following table provides certain information regarding stock options granted to the named executive officers of the Company during the year ended December 31, 1996.

                         OPTION/SAR GRANTS IN LAST YEAR

                                                                                                    POTENTIAL
                                                                                                REALIZABLE VALUE
                                                 INDIVIDUAL GRANTS                              AT ASSUMED ANNUAL
                        --------------------------------------------------------------------  RATES OF STOCK PRICE
                                               PERCENT OF TOTAL                                   APPRECIATION
                        NUMBER OF SECURITIES   OPTIONS GRANTED                                   FOR OPTION TERM
                         UNDERLYING OPTIONS    TO EMPLOYEES IN    EXERCISE                    ---------------------
         NAME                GRANTED(1)          FISCAL YEAR       PRICE     EXPIRATION DATE     5%          10%
         ----           --------------------   ----------------   --------   ---------------  --------    ---------
Curtis W. Stoelting....        83,008                 25.0%        $0.13     April 30, 2006     $6,786      $17,199
John F. Olsen..........        41,504                 12.5          0.13     April 30, 2006      3,393        8,600

---------------

(1) Options become exercisable for 20% of the shares underlying the options on April 30 of each year from 1997 to 2001.

     FISCAL YEAR-END OPTION VALUES. The following table provides certain information regarding the value of unexercised options held by the named executive officers at December 31, 1996. No named executive officer exercised any options during the year ended December 31, 1996.

                    AGGREGATED FISCAL YEAR-END OPTION VALUES

                                NUMBER OF SECURITIES UNDERLYING        VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS
                             UNEXERCISED OPTIONS AT FISCAL YEAR-END               AT FISCAL YEAR-END
           NAME                    EXERCISABLE/UNEXERCISABLE                 EXERCISABLE/UNEXERCISABLE(1)
           ----              --------------------------------------    -----------------------------------------
Curtis W. Stoelting........                 0/83,008                                 $0/1,068,313
John F. Olsen..............                 0/41,504                                    0/534,156

---------------

(1) Calculated based on an assumed initial public offering price of $13.00 per share.

     1996 KEY EMPLOYEES STOCK OPTION PLAN. On April 30, 1996 in connection with the Recapitalization, the Board of Directors adopted, and the Company's stockholders subsequently approved, the 1996 Key Employees Stock Option Plan (the "Stock Option Plan"). Under the Stock Option Plan, the Board of Directors, or the Compensation Committee of the Board of Directors if so designated by the Board of Directors, may grant options to purchase up to 415,041 shares of Common Stock to executives or other key employees of the Company. Options granted under the Stock Option Plan may be either "incentive stock options," which qualify for special tax treatment under the Internal Revenue Code, or nonqualified stock options. Options will expire at such time as the Board of Directors or Compensation Committee determines, provided that no stock option may be exercised later than the tenth anniversary (the fifth anniversary in certain cases) of the date of its grant. Options cannot be exercised until the vesting period, if any, specified by the Board of Directors or Compensation Committee has expired. Options are not transferable other than by will or the laws of descent and distribution, and may be exercised during the life of the employee only by him or her. No options may be granted under the Stock Option Plan after December 31, 2005, which is the date the Stock Option Plan terminates. However, any options outstanding on December 31, 2005 will remain in effect in accordance with their terms. The Company does not intend to grant additional options under the Stock Option Plan.

     The option price per share is determined by the Board of Directors or the Compensation Committee, but for incentive stock options cannot be less than 100% (110% for certain stockholders) of the fair market value of the Common Stock on the date such option is granted. Payment of the exercise price may be made in cash or by the surrender of shares of Common Stock having a fair market value on the date of exercise equal to the exercise price.

     Prior to the date hereof, options to purchase 332,033 shares were granted to certain employees of the Company. Each of these options become exercisable 20% each year over five years commencing on the first anniversary of the date of grant.

     STOCK INCENTIVE PLAN. On April 8, 1997, the Board of Directors of the Company adopted, and the Company's stockholders approved, the Racing Champions Corporation Stock Incentive Plan (the "Incentive Plan"). Under the Incentive Plan, the Board of Directors, or the Compensation Committee of the Board of Directors if so designated by the Board of Directors, may grant options to purchase up to 311,852 shares of Common Stock to executives or other key employees of the Company. Options granted under the Stock Option Plan may be either "incentive stock options," which qualify for special tax treatment under the Internal Revenue Code, or nonqualified stock options. Options will expire at such time as the Board of Directors or Compensation Committee determines, provided that no stock option may be exercised later than the tenth anniversary (the fifth anniversary for certain stockholders) of the date of its grant. Options cannot be exercised until the vesting period, if any, specified by the Board of Directors or Compensation Committee has expired. Options are not transferable other than by will or the laws of descent and distribution, and may be exercised during the life of the employee only by him or her. No options may be granted under the Stock Option Plan after April 8, 2007, which is the date the Stock Option Plan terminates. However, any options outstanding on April 8, 2007 will remain in effect in accordance with their terms.

     The option price per share is determined by the Board of Directors or the Compensation Committee, but for incentive stock options cannot be less than 100% (110% for certain shareholders) of the fair market value of the Common Stock on the date such option is granted. Payment of the exercise price may be made in cash or by the surrender of shares of Common Stock having a fair market value on the date of exercise equal to the exercise price.

     In the discretion of the Board of Directors or the Compensation Committee, any option granted under the Incentive Plan may be accompanied by a reload option. A reload option may be granted to an optionee who pays for the exercise of all or part of an option with shares of Common Stock. The reload options represent an additional option to acquire the same number of shares of Common Stock as is used by the optionee to pay for the exercise of his underlying option. A reload option is subject to all of the terms and conditions of the underlying option, except that the exercise price for a reload option will be at least equal to 100% of the fair market value of the Common Stock covered thereby on the date the reload option is granted (i.e., the date the underlying option is exercised). The reload option may only be exercised if the option period of the underlying option to which the reload option relates has not expired.


     The Company anticipates granting options to purchase up to 148,752 shares of Common Stock with an exercise price equal to the initial public offering price to officers and key employees of the Company on or before the closing of the Offering, including options to purchase up to 78,852 shares of Common Stock that will be accompanied by reload options.


     EMPLOYEE STOCK PURCHASE PLAN. Effective upon the closing of the Offering, the Company will implement the Racing Champions Corporation Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan is designed to comply with section 423 of the Internal Revenue Code and will provide employees of the Company and its subsidiaries with the right to purchase shares of Common Stock directly from the Company through payroll deductions at a purchase price of at least 95% of fair market value of the Common Stock. Up to 200,000 shares of Common Stock may be offered under the Stock Purchase Plan in a series of quarterly offerings beginning on July 1, 1997 and terminating on December 31, 2001. Each participant may elect to have up to 10% of his base salary invested in Common Stock pursuant to the Stock Purchase Plan, subject to a limit of $25,000 per year based upon the fair market value of stock on the date of grant.

     1996 KEY EMPLOYEES PERFORMANCE COMPENSATION PLAN. On April 30, 1996 the Board of Directors adopted the 1996 Key Employees Performance Compensation Plan (the "Performance Compensation Plan"). Under the Performance Compensation Plan, certain executive officers and other key employees of the Company will be entitled to receive a cash bonus in the first quarter of 1997 based upon the Company's consolidated earnings before income taxes, depreciation and amortization from April 30, 1996 to December 31, 1996. On April 8, 1997, the Board of Directors amended the Performance Compensation Plan to provide an additional cash bonus to participants in the first quarter of 1998 based upon the Company's consolidated earnings before income taxes, depreciation and amortization from January 1, 1997 to December 31, 1997.

     EMPLOYMENT AGREEMENTS. On April 30, 1996 the Company entered into separate employment agreements with Messrs. Dods, Meyer, Stoelting and Olsen, and the Hong Kong Subsidiary entered into an employment agreement with Mr. Chung (collectively, the "Employment Agreements"). The Employment Agreements with Messrs. Dods, Meyer and Chung each has a term of three years, and the Employment Agreements with Messrs. Stoelting and Olsen each has a term of two years. Pursuant to the Employment Agreements, Messrs. Dods, Meyer, Chung, Stoelting and Olsen will receive base salaries of $500,000, $500,000, $500,000, $150,000 and
$125,000, respectively, and are entitled to participate in the Performance Compensation Plan and the Stock Option Plan. The Employment Agreements with Messrs. Dods, Meyer and Chung also provide that the executive officer is eligible to participate in any medical, health, dental, disability and life insurance policy as are in effect for the other two most senior executives of the Company, while the Employment Agreements with Messrs. Stoelting and Olsen provide that the executive officer is eligible to participate in any medical, health, dental, disability and life insurance policy as are in effect for other senior management of the Company excluding Messrs. Dods, Meyer and Chung. Pursuant to the Employment Agreements, each executive officer has agreed not to compete with the Company during employment and for a period of two years following termination of employment and has agreed to maintain the confidentiality of the Company's proprietary information and trade secrets.

     Under the Employment Agreements, the Company may terminate the executive officer's employment upon the executive officer's death or disability or if the Board of Directors determines that termination is in the Company's best interests. The executive officer may resign and terminate the Employment Agreement at any time. If the executive officer's employment is terminated for disability or death, the Company is required to continue to pay the executive officer, his designated beneficiary or estate, whichever is applicable, the base salary for a period of six months after his termination of employment. If employment is terminated by the Company without cause or by the executive officer with good reason, the executive officer is entitled to receive payment of his base salary until the later of the first anniversary of the date of termination or the end of his employment term under the Employment Agreement. In addition, in the event of termination for death, disability, by the Company without cause or by the executive officer with good reason, the executive officer is entitled to receive all fringe benefits under his Employment Agreement accrued prior to the termination date. If employment is terminated by the Company for cause or by the executive officer without good reason, the executive officer is not entitled to receive any base salary or fringe benefits for periods after the termination date.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company did not have a Compensation Committee of the Board of Directors prior to the completion of the Offering. As a result, the entire Board of Directors was responsible for fixing the compensation to be paid to the executive officers of the Company. Robert E. Dods and Boyd L. Meyer, the Company's President and Executive Vice President, respectively, and Peter K.K. Chung, President of Racing Champions Limited, participated in such deliberations in their capacities as members of the Board of Directors.

                              CERTAIN TRANSACTIONS

THE RECAPITALIZATION

     On April 30, 1996, the Investor Group and the Company consummated the Recapitalization which involved the following: (i) the Company's purchase of all of the outstanding stock of RCI in exchange for the issuance by the Company of three day notes in the principal amount of approximately $5.3 million (which the Company has repaid in full), approximately $659,000 principal amount of Senior Notes, approximately $1.4 million principal amount of Series A Junior Notes and approximately $148,000 principal amount of Series B Junior Notes to each of Robert E. Dods, the President and a director of the Company, and Boyd L. Meyer, the Executive Vice President and a director of the Company, (ii) the Company's purchase of substantially all of the assets of DML, a corporation 50% owned by Robert E. Dods and 50% owned by Boyd L. Meyer, in exchange for a cash payment by the Company of approximately $1.7 million and the issuance by the Company of three day notes in the principal amount of approximately $28.3 million (which the Company has repaid in full), approximately $4.0 million principal amount of Senior Notes, approximately $8.4 million principal amount of Series A Junior Notes and approximately $900,000 principal amount of Series B Junior Notes,
(iii) the acquisition by the Hong Kong Subsidiary of substantially all of the assets of the RCL Group, foreign corporations owned by Peter K.K. Chung, a director of the Company and the President of the Hong Kong Subsidiary, in exchange for a cash payment of approximately $19.5 million and the issuance by the Company of approximately $2.7 million principal amount of Senior Notes, approximately $5.6 million principal amount of Series A Junior Notes, 13,163.36 shares of Series A Preferred Stock at a price of $100 per share and 1,145,996 shares of Common Stock at a price of $0.13 per share, and (iv) the contribution by the Company of all of the outstanding stock of the Hong Kong Subsidiary to RCI. DML was liquidated after the consummation of the Recapitalization, dividing its assets equally between Robert E. Dods and Boyd L. Meyer. The amount of the purchase price paid by the Company in each of these acquisitions was determined through arms-length negotiations between representatives of the Investor Group and Messrs. Dods, Meyer and Chung.

     Pursuant to the Recapitalization, the Company also issued to the members of the Investor Group, Curtis W. Stoelting, John F. Olsen, Peter J. Henseler and M. Kevin Camp an aggregate of 4,447,252 shares of Common Stock at $0.13 per share, 51,082.48 shares of Series A Preferred Stock at $100 per share, and approximately $21.6 million principal amount of Series A Junior Notes. The foregoing purchasers acquired these securities in proportion to their current ownership of Common Stock (Messrs. Henseler and Camp each currently own 19,713 shares of Common Stock). See "Principal Stockholders" and "--Other Transactions."

     Pursuant to the Recapitalization, the Company also issued to DML 2,422.06 shares of Series A Preferred Stock at a price of $100 per share, 11,952.33 shares of Series B Preferred Stock at a price of $100 per share, 1,354,908 shares of Common Stock at a price of $0.13 per share and 937,084 shares of Nonvoting Common Stock at a price of $0.13 per share. These securities were divided equally between Robert E. Dods and Boyd L. Meyer upon the liquidation of DML.

     Stockholders Agreement. In connection with the Recapitalization, the Company entered into a Stockholders Agreement, dated as of April 30, 1996 (the "Stockholders Agreement"), with the Investor Group, the RCL Group, DML, Robert
E. Dods, Boyd L. Meyer, Peter K.K. Chung, and certain other executive officers of the Company. The Stockholders Agreement contains provisions with respect to the election of directors of the Company and its subsidiaries, restrictions on the transfer of shares of the Company's capital stock, preemptive rights and cooperation among the parties in the event of a sale of the Company or an initial public offering of shares of Common Stock. Each of the foregoing provisions of the Stockholders Agreement will automatically terminate upon the completion of the Offering.

     Executive Securities Agreement. Pursuant to an Executive Securities Agreement, dated as of April 30, 1996 (the "Executive Securities Agreement"), in the event that Curtis W. Stoelting, John F. Olsen, Peter J. Henseler or M. Kevin Camp cease to be employed by the Company or its subsidiaries for any reason, first the Company and then the members of the Investor Group and Messrs. Dods, Meyer and Chung (in proportion to the percentage of such securities held by each such stockholder) have an option to purchase any or all of the Company's securities held by such executive officer at its fair market value. The provisions of the Executive Securities Agreement will automatically terminate upon the completion of the Offering.

     Registration Agreement. Pursuant to a Registration Agreement, dated as of April 30, 1996 (the "Registration Agreement"), the Company granted certain registration rights. The Registration Agreement provides that the holders of a majority of the shares of Common Stock held by the Investor Group may demand an unlimited number of registrations, subject to certain limitations with respect to timing and procedure. The holders of a majority of the shares of Common Stock held by Robert E. Dods, Boyd L. Meyer, Peter K.K. Chung, DML and the RCL Group may collectively demand one registration at any time after the first anniversary of the completion of the Offering. Each of the foregoing parties, as well as Curtis W. Stoelting, John F. Olsen, Peter J. Henseler and Kevin Camp, also have the right to sell shares of Common Stock pursuant to any other registration, subject to certain limitations.

     CERTAIN INDEBTEDNESS


     Senior Notes. The Company issued $8.0 million aggregate principal amount of Senior Notes in connection with the Recapitalization. The Senior Notes were scheduled to mature on April 30, 1997 and accrue interest at the Bank of Boston's prime rate. The Senior Notes are unsecured obligations of the Company, and all payments under the Senior Notes are subordinated to indebtedness under the Credit Agreement and are senior to all existing and future subordinated indebtedness of the Company, including amounts due under the Series A Junior Notes and the Series B Junior Notes. Subject to the subordination provisions, the Company may prepay amounts outstanding under the Senior Notes without penalty at any time, in whole or in part. The Company repaid the Senior Notes on March 31, 1997 using the proceeds from the Deferred Term Loan under the Credit Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


     Series A Junior Notes. The Company issued approximately $38.2 million aggregate principal amount of Series A Junior Notes in connection with the Recapitalization. Principal amounts outstanding under the Series A Junior Notes are due on April 30, 2004, 2005 and 2006. The Series A Junior Notes accrue interest at 12.00% per year. The Series A Junior Notes are unsecured obligations of the Company and all payments under the Series A Junior Notes are subordinated to indebtedness under the Credit Agreement and to amounts outstanding under the Senior Notes. The Series A Junior Notes rank senior in right of payment to amounts outstanding under the Series B Junior Notes. Subject to the subordination provisions, the Company may prepay amounts outstanding under the Series A Junior Notes without penalty at any time, in whole or in part. The Company anticipates using part of the proceeds of the Offering to repay amounts outstanding under the Series A Junior Notes. See " Use of Proceeds."

     Series B Junior Notes. The Company issued approximately $1.2 million aggregate principal amount of Series B Junior Notes in connection with the Recapitalization. Principal amounts outstanding under the Series B Junior Notes are due on April 30, 2004, 2005 and 2006. The Series B Junior Notes accrue interest at 12.00% per year. The Series B Junior Notes are unsecured obligations of the Company, and all payments under the Series B Junior Notes are subordinated to indebtedness under the Credit Agreement and to amounts outstanding under the Senior Notes and the Series A Junior Notes. Subject to the subordination provisions, the Company may prepay amounts outstanding under the Series B Junior Notes without penalty at any time, in whole or in part. The Company anticipates using part of the proceeds of the Offering to repay amounts outstanding under the Series B Junior Notes. See " Use of Proceeds."

OTHER TRANSACTIONS


     The Company leases warehouse space from D. W. Realty, Inc., a corporation wholly owned by William L. Dods, brother of Robert E. Dods, President and a director of the Company. The amount of the lease payments for the eight months ended December 31, 1996 was $41,440 and the Company currently pays rent of $5,490 per month. The Company believes that the terms of this lease are no less favorable to the Company than could have been obtained from an unaffiliated third party.



     Eric Meyer, son of Boyd L. Meyer, Executive Vice President and a director of the Company, is a principal of Reicher-Goerdt-Meyer Sales and Marketing, Inc. ("Reicher Goerdt"), one of the Company's external sales representative organizations. For the eight months ended December 31, 1996, Eric Meyer was allocated approximately $85,000 of the sales commissions paid by the Company to Reicher Goerdt. The Company expects that Reicher Goerdt will receive more than 50% of the Company's total sales commissions to external sales representative organizations in 1997. The Company pays sales commissions to Reicher Goerdt at the same rate and on no more favorable terms than for the Company's other sales representative organizations.



     Kwong Fai, a Hong Kong corporation controlled by Peter K.K. Chung, President of the Hong Kong Subsidiary and a director of the Company, leases office space to the Hong Kong Subsidiary for use as the Company's Hong Kong headquarters. The amount of lease payments for the eight months ended December 31, 1996 was $241,036 and the Hong Kong Subsidiary currently pays rent of $25,180 per month. The Company believes that the terms of this lease are no less favorable to the Company than could have been obtained from an unaffiliated party.



     James Chung, Peter K.K. Chung's brother, owns 70% of Sunrise, one of the Dedicated Manufacturers. For the eight months ended December 31, 1996, the Company paid $4.0 million to Sunrise for the purchase of die cast vehicle replicas. The Company expects to continue to make purchases from Sunrise during 1997. The Company believes that the terms for the purchase of products from Sunrise are no less favorable to the Company than could have been obtained from an unaffiliated party.



     Peter K.K. Chung had previously provided personal loans to two of the Company's Dedicated Manufacturers, Sharp Success and Win Yield, of $129,366 and $62,096, respectively. In order to secure these loans, Mr. Chung became the 50% and 20% owner of Sharp Success and Win Yield, respectively. Prior to January 1, 1997, Mr. Chung disposed of his ownership interests in Sharp Success and Win Yield for consideration equal to his outstanding personal loans. In the future, Mr. Chung does not intend to make loans or own interests in the Dedicated Manufacturers or other manufacturing suppliers to the Company. For the eight months ended December 31, 1996, the Company paid $5.6 million to Win Yield and $5.7 million to Sharp Success for the purchase of die cast vehicle replicas. The Company believes that the terms for the purchase of products from Win Yield and Sharp Success during 1996 were no less favorable to the Company than could have been obtained from an unaffiliated party.


     The Company loaned $120,758 to Peter J. Henseler, Vice
President -- Marketing of the Company, on April 30, 1996, evidenced by a promissory note that bears interest at 8% per year. Mr. Henseler used the proceeds of this loan to purchase 19,713 shares of Common Stock, 220.43 shares of Series A Preferred Stock and $95,615 principal amount of Series A Junior Notes, and these securities have been pledged as collateral for the note. Mr. Henseler is required to use 25% of all bonus compensation received from the Company to repay principal and interest outstanding under the note. The note is due on the earlier of (i) April 30, 2001 or (ii) the date of termination of Mr. Henseler's employment by the Company for any reason. As of March 31, 1997, $98,599 of principal and interest was outstanding under this note. On April 8, 1997, Mr. Henseler repaid all outstanding amounts under this note.

     Willis Stein, a stockholder of the Company, owns approximately 28% of the equity securities of Petersen Holdings, L.L.C. ("Holdings") and 47% of the common stock of Brightview Communications Group, Inc. ("Brightview"). Holdings and Brightview in turn own all of the equity securities of Petersen Publishing Company, L.L.C. ("Petersen"). In addition, Willis Stein has the contractual ability to control the policies and operations of Petersen. The Company has entered into licensing and marketing arrangements with Petersen in connection with the Racing Champions Mint and Racing Champions Hot Rod Collection and anticipates making payments of approximately $400,000 in 1997 to Petersen in connection with these licenses.

     The Audit Committee of the Board of Directors will be responsible for reviewing all future transactions between the Company and any officer or director of the Company or any entity in which an officer or director has a material interest. Any such transaction must be on terms no less favorable than those that could be obtained on an arms-length basis from independent parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of March 31, 1997, and after the consummation of the Offering by: (i) each of the Company's directors and named executive officers; (ii) all directors and executive officers of the Company as a group;
(iii) stockholders (the "Selling Stockholders") potentially selling pursuant to the Underwriters' over-allotment option and (iv) each person or other entity known by the Company to own beneficially more than 5% of the outstanding Common Stock. Except as otherwise indicated in the footnotes, each of the holders listed below has sole voting and investment power over the shares beneficially owned.

                                                                                 PERCENT OF
                                                                                COMMON STOCK
                                                                             BENEFICIALLY OWNED
                               SHARES OF          SHARES        --------------------------------------------
                              COMMON STOCK      SUBJECT TO       BEFORE        AFTER       AFTER EXERCISE OF
                              BENEFICIALLY    OVER-ALLOTMENT      THE           THE         OVER-ALLOTMENT
            NAME                 OWNED            OPTION        OFFERING    OFFERING(1)        OPTION(1)
            ----              ------------    --------------    --------    -----------    -----------------
Robert E. Dods..............   1,145,996              --          14.5%        10.1%              9.8%
Boyd L. Meyer(2)............   1,145,996              --          14.5         10.1               9.8
Daniel M. Gill(3)...........   2,983,601         273,253          37.8         20.6              18.0
Peter K. K. Chung(4)........   1,145,996              --          14.5         10.1               9.8
Samuel B. Guren(5)..........     816,218          74,753          10.4          5.6               4.9
Avy H. Stein(6).............   2,983,601         273,253          37.8         20.6              18.0
Curtis W. Stoelting(7)......     115,167              --           1.2            *                 *
John F. Olsen(8)............      28,014              --             *            *                 *
Willis Stein & Partners,
  L.P.(9)...................   2,983,601         273,253          37.8         20.6              18.0
Baird Capital Partners II
  Limited Partnership(10)...     629,306          57,635           8.0          4.3               3.8
Nassau Capital Partners
  L.P.(11)..................     485,866          44,498           6.2          3.4               2.9
BCP II Affiliates Fund
  Limited Partnership.......     186,912          17,118           2.4          1.3               1.1
NAS Partners I L.L.C........       3,863             354             *            *                 *
All directors and executive
  officers as a group (10
  persons)(12)..............   7,437,016         348,006          93.8         57.9              53.8

---------------

 * Denotes less than 1%.

 (1) Gives effect to an agreement by the members of the Investor Group to transfer upon the closing of the Offering a total of 157,705 shares of Common Stock to each of Messrs. Dods, Meyer and Chung, with the amount transferred to be divided pro rata among the Investor Group based upon the current ownership of Common Stock by each member of the Investor Group.

 (2) Includes 343,798 shares of Common Stock held by the Meyer Family Limited Partnership, for which Mr. Meyer serves as a general partner and shares voting and investment power with members of his immediate family who are the other general partners.

 (3) Represents shares of Common Stock held by Willis Stein, for which Mr. Gill serves as a Managing Director and shares voting and investment power with the other Managing Directors. Mr. Gill disclaims beneficial ownership in all shares of Common Stock held by Willis Stein.

 (4) Represents shares of Common Stock held by a corporation controlled by Mr. Chung.

 (5) Represents shares of Common Stock held by Baird Capital Partners II Limited Partnership and BCP II Affiliates Fund Limited Partnership, entities for which Mr. Guren serves as a Managing Director and shares voting and investment power with the other Managing Directors. Mr. Guren disclaims beneficial ownership in all shares of Common Stock held by Baird Capital Partners II Limited Partnership or BCP II Affiliates Fund Limited Partnership.

 (6) Represents shares of Common Stock held by Willis Stein, for which Mr. Stein serves as a Managing Director and shares voting and investment power with the other Managing Directors. Mr. Stein disclaims beneficial ownership in all shares of Common Stock held by Willis Stein.


 (7) Includes 16,602 shares of Common Stock subject to stock options which became exercisable on April 30, 1997.



 (8) Includes 8,301 shares of Common Stock subject to stock options which became exercisable on April 30, 1997.


 (9) The address of Willis Stein is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606.

(10) The address of Baird Capital Partners II Limited Partnership is 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

(11) The address of Nassau Capital Partners L.P. is 22 Chambers Street, Princeton, New Jersey 08542.


(12) Includes (i) 1,145,996 shares of Common Stock held by a corporation controlled by Mr. Chung, (ii) 343,798 shares of Common Stock held by the Meyer Family Limited Partnership, for which Mr. Meyer serves as a general partner and shares voting and investment power with members of his immediate family who are the other general partners, (iii) 2,983,601 shares of Common Stock for which Messrs. Gill and Stein share voting and investment power and 816,218 shares of Common Stock for which Mr. Guren shares voting and investment power (Messrs. Gill, Stein and Guren disclaim beneficial ownership in such shares of Common Stock) and (iv) 41,505 shares of Common Stock subject to stock options which became exercisable on April 30, 1997.


                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     Under the Company's Amended and Restated Certificate of Incorporation ("Certificate of Incorporation"), the authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.01 per share ("Common Stock"), 1,000,000 shares of Nonvoting Common Stock, par value $.01 per share ("Nonvoting Common Stock"), 100,000 shares of Series A Preferred Stock, par value $.01 per share ("Series A Preferred Stock"), and 20,000 shares of Series B Preferred Stock, par value $.01 per share ("Series B Preferred Stock").

COMMON STOCK

     As of March 31, 1997, there are 6,948,156 shares of Common Stock outstanding owned by 12 holders of record. Following the Offering, there will be 12,885,240 shares of Common Stock outstanding. Holders of Common Stock are entitled to one vote for each share on all matters voted on by stockholders. Holders of Common Stock do not have cumulative voting rights in the election of directors, which means that the holders of shares entitled to more than 50% of the voting power are able to elect all of the directors to be elected. The first annual meeting of stockholders following the Offering is expected to be held during April 1998.

     Holders of Common Stock do not have preemptive rights, or any subscription, redemption or conversion privileges. Subject to the rights of any holders of Series A Preferred Stock or Series B Preferred Stock, all of which the Company intends to redeem with part of the proceeds of the Offering, holders of Common Stock are entitled to participate ratably in dividends on the Common Stock, if any, as declared by the Board of Directors, and are entitled to share ratably in all assets available for distribution to stockholders in the event of liquidation or dissolution of the Company. The outstanding shares of Common Stock are, and the Common Stock to be issued in the Offering will be, legally issued, fully paid and nonassessable.

NONVOTING COMMON STOCK

     As of March 31, 1997, 937,084 shares of Nonvoting Common Stock were outstanding and held by three holders of record. The Nonvoting Common Stock shares ratably with the Common Stock in dividends and distributions upon any liquidation, dissolution or winding up of the Corporation. Holders of shares of

Nonvoting Common Stock do not have voting rights, except as required by law. Each outstanding share of Nonvoting Common Stock will be converted into one share of Common Stock upon the closing of the Offering and thereafter the Certificate of Incorporation will be amended to eliminate the class of Nonvoting Common Stock.

PREFERRED STOCK

     As of March 31, 1997, 66,668.5 shares of Series A Preferred Stock were outstanding and held by 12 holders of record and 11,952.33 shares of Series B Preferred Stock were outstanding and held by three holders of record. The Series A Preferred Stock and the Series B Preferred Stock each have a liquidation preference, subject to adjustment, of $100 per share and accrue annual cumulative dividends at 12% of the liquidation preference. The Series A Preferred Stock and the Series B Preferred Stock share ratably in dividends in priority to any dividends on the Common Stock or the Nonvoting Common Stock. Upon the liquidation, dissolution or winding up of the Company, holders of the Series A Preferred Stock are entitled to receive the liquidation value plus all accrued and unpaid dividends prior to any payment with respect to the Series B Preferred Stock, the Common Stock or the Nonvoting Common Stock, and the holders of the Series B Preferred Stock are entitled to receive the liquidation preference plus all accrued and unpaid dividends prior to any payment with respect to the Common Stock or the Nonvoting Common Stock. The holders of Series A Preferred Stock and Series B Preferred Stock are entitled to one vote per share, voting as a single class with the holders of the Common Stock. Upon the closing of the Offering, the Company intends to redeem all of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock, using $8.5 million of the proceeds of the Offering, and thereafter to amend the Certificate of Incorporation to eliminate the classes of Series A Preferred Stock and Series B Preferred Stock. See "Use of Proceeds."

TRANSFER AGENT

     The First National Bank of Boston, Boston, Massachusetts, will be the transfer agent for the Common Stock.

CERTAIN STATUTORY AND OTHER PROVISIONS

     The provisions of the Certificate of Incorporation, the By-Laws and Delaware statutory law described in this section may delay or make more difficult acquisitions or changes of control of the Company not approved by the Board of Directors. Such provisions have been implemented to enable the Company, particularly (but not exclusively) in the initial years of its existence as a publicly-traded company, to develop its business in a manner which will foster its long-term growth without disruption caused by the threat of a takeover not deemed by the Board of Directors to be in the best interests of the Company and its stockholders. Such provisions could have the effect of discouraging proposals involving an acquisition or change of control of the Company, although such proposals, if made, might be considered desirable by a majority of the Company's stockholders. Such provisions may also have the effect of making it more difficult to cause the replacement of the current management of the Company without the concurrence of the Board of Directors.

     Number of Directors; Vacancies. The By-Laws provide that the number of directors shall be determined from time to time exclusively by vote of a majority of the then authorized number of directors. The Certificate of Incorporation provides that the Board of Directors has the exclusive right to fill vacancies in the Board of Directors, including vacancies created by expansion of the Board or the removal of a director, and that any director elected to fill a vacancy shall serve until the next election of the class for which such director shall have been chosen.

     Advance Notice for Raising Business or Making Nominations at Annual Meetings. The By-Laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders of the Company and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, including, without limitation, Rule 14a-8 under the Securities Exchange Act of 1934, or any successor provision, only such business may be conducted at an annual meeting of stockholders as has been brought before the meeting by, or at the direction of, the Board of Directors, or by a stockholder who has provided the Secretary of the Company timely written notice of the stockholder's intention to bring such business before the meeting. Only persons who are nominated by, or at the direction of, the Board of Directors, or who are nominated at the meeting by a stockholder who has given timely written notice to the Secretary prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company.

     All such notices shall include: (i) a representation that the person sending the notice is a stockholder of record and will remain such through the record date for the meeting; (ii) the name and address, as they appear on the Company's books, of such stockholder; (iii) the class and number of the Company's shares which are owned beneficially and of record by such stockholder; and (iv) a representation that such stockholder intends to appear in person or by proxy at such meeting to make the nomination or move for the consideration of other business set forth in the notice. Notice as to proposals with respect to any business to be brought before the meeting other than the election of directors shall also set forth the text of the proposal and may set forth any statement in support thereof that the stockholder wishes to bring to the attention of the Company, and shall specify any material interest of such stockholder in such business. Notice as to nominations of a director shall identify the nominee and include the written consent of each nominee to serve as a director if so elected.

     Amendments to By-Laws. The By-Laws provide that the holders of at least a majority of all shares of Common Stock then outstanding and entitled to vote thereon shall have the power to adopt, amend, alter, change or repeal the By-Laws. The Certificate of Incorporation and the By-Laws provide that the Board of Directors may amend or repeal the By-Laws by a majority vote, provided that:
(i) no By-Law adopted by stockholders shall be amended, repealed or readopted by the Board of Directors if the By-Law so adopted so provides; and (ii) a By-Law adopted or amended by the stockholders that fixes a greater or lower quorum requirement or a greater voting requirement for the Board of Directors than otherwise provided in the General Corporation Law of the State of Delaware may not be amended or repealed by the Board of Directors unless the By-Law expressly provides that it may be amended or repealed by a specified vote of the Board of Directors. Action by the Board of Directors to adopt or amend a By-Law that changes the quorum or voting requirement for the Board of Directors must meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirement then in effect, unless a different voting requirement is specified as provided by the preceding sentence.

     Additional Common Stock. The Board of Directors has the authority to issue additional Common Stock subject to the limitations on the number of shares authorized for issuance under the Certificate of Incorporation. The Company believes that the Board of Directors' ability to issue additional Common Stock could facilitate certain financings and acquisitions and provide a means for meeting other corporate needs that might arise. The authorized but unissued shares of Common Stock will be available for issuance without further action by the Company's stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange or system on which the Common Stock may then be listed. The Board of Directors' ability to issue additional Common Stock could, under certain circumstances, either impede or facilitate the completion of a merger, tender offer or other takeover attempt.

     Delaware Antitakeover Statute. Under Section 203 of the Delaware General Corporation Law, certain "business combinations" between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the business combination was approved by the board of directors of the corporation before the other party to the transaction became an interested stockholder, (ii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan), or (iii) the business combination was approved by the board of directors of the corporation and ratified by holders of 66 2/3% of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors.

     The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as any stockholder who becomes the beneficial owner of 15% or more of a Delaware corporation's voting stock. Because Willis Stein became an "interested stockholder" before the amendment and restatement of the Certificate of Incorporation and the Offering, Willis Stein is exempted from the operation of Section 203 of the Delaware General Corporation Law.

     It is possible that these provisions and the ability of the Board of Directors to issue additional shares of Common Stock will discourage other persons from making a tender offer for or acquisitions of substantial amounts of the Common Stock, or may delay changes in control or management of the Company.

     The foregoing description of certain provisions of the Certificate of Incorporation and the By-Laws does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Certificate of Incorporation and the By-Laws, including definitions of certain terms in each respective document.

DIRECTOR AND OFFICER INDEMNIFICATION AND LIABILITY

     The Certificate of Incorporation and the By-Laws contain provisions indemnifying directors and officers of the Company to the fullest extent permitted by law. In addition, the Certificate of Incorporation contains provisions limiting the personal liability of directors to the Company or stockholders to the fullest extent permitted by law.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 12,885,240 shares of Common Stock outstanding. Of these shares, the 5,000,000 shares of Common Stock sold in the Offering will be freely tradable without restrictions under the Securities Act of 1933 (the "Act"), except for shares purchased by an "affiliate" of the Company which will be subject to the resale limitations (but not holding period requirements) of Rule 144 thereunder. The remaining 7,885,240 shares of Common Stock were issued and sold by the Company in private transactions in reliance upon various exemptions under the Act. Such shares will be eligible for public sale if registered under the Act or sold in accordance with Rule 144 thereunder. In general, under Rule 144 a person (or persons whose shares are aggregated) including a person who may be deemed an "affiliate" of the Company, who has beneficially owned his shares for at least one year is entitled to sell within any three-month period that number of shares which does not exceed the greater of 1% of the outstanding shares of Common Stock or the average weekly trading volume during the four calendar weeks preceding each such sale. Sales under Rule 144 also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not and has not been deemed an "affiliate" of the Company for at least three months and who has beneficially owned his shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to the limitations discussed above. Based upon available information, the Company believes that, following April 30, 1997, 7,885,240 of these shares, which are all held by "affiliates" of the Company, will be immediately eligible for public sale, subject to the resale limitations of Rule 144. However, the officers and directors of the Company, certain stockholders and the Company have agreed not to sell any of their shares of Common Stock to the public for a period of 180 days after the date of the Prospectus without the prior written consent of Robert W. Baird & Co. Incorporated. The exercise of registration rights by certain of the Company's significant stockholders, affiliates and executive officers would permit such persons to sell shares of Common Stock upon registration without regard to the limitations of Rule 144. The Company has granted registration rights covering a total of 7,885,240 shares of Common Stock. See "Certain Transactions -- The Recapitalization -- Registration Agreement."

     The preceding description does not give effect to the shares of Common Stock which may be offered and sold pursuant to the Stock Option Plan or the Incentive Plan. See "Management -- Executive Compensation -- 1996 Key Employees Stock Option Plan" and "-- Stock Incentive Plan." The Company intends to file a registration statement on Form S-8 under the Act not earlier than 90 days after the date of this Prospectus to register the shares of Common Stock issuable under the Stock Option Plan and the Incentive Plan, which shares, after registration, will be immediately available for sale in the public market, subject to the volume and other limitations of Rule 144 for shares held by affiliates. As of the date of this Prospectus, options to purchase 332,033 shares of Common Stock have been granted under the Stock Option Plan, 66,407 of which are currently exercisable. The Company anticipates granting options under the Incentive Plan to purchase up to 148,752 shares of Common Stock with an exercise price equal to the initial public offering price on or before the closing of the Offering, including options to purchase up to 78,852 shares of Common Stock that will be accompanied by reload options.


     Since there has been no public market for the Common Stock prior to the Offering, no predictions can be made as to the effect, if any, that market sales or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters listed below, and the Underwriters, for whom Robert W. Baird & Co. Incorporated, William Blair & Company, L.L.C. and J.C. Bradford & Co. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite their names below.

                                                              NUMBER OF SHARES
                        UNDERWRITERS                           OF COMMON STOCK
                        ------------                          -----------------
Robert W. Baird & Co. Incorporated..........................
William Blair & Company, L.L.C..............................
J.C. Bradford & Co..........................................

                                                                  ---------
          Total.............................................      5,000,000
                                                                  =========

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by their counsel and to various other conditions. The Underwriters are obligated to purchase all the shares of Common Stock offered hereby, excluding shares covered by the over-allotment option granted to the Underwriters, if any are purchased.

     The Company has been advised by the Representatives that the Underwriters propose to offer the Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and may offer the Common Stock to certain dealers at such prices less a concession of not in excess of
$          per share and that the Underwriters and such dealers may reallow a
concession of not in excess of $          per share to certain brokers or other
dealers. The public offering price and concessions and reallowances to dealers may be changed by the Representatives after the commencement of the Offering.


     As a result of the ownership of capital stock of the Company by Baird Capital Partners II Limited Partnership and BCP II Affiliates Fund Limited Partnership, the Company may be deemed an affiliate of Robert W. Baird & Co. Incorporated within the meaning of Section 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. and accordingly, the Offering is being made in conformity with such Conduct Rules regarding the underwriting of securities of an affiliate. In that regard, J.C. Bradford & Co. will assume the responsibilities of acting as a qualified independent underwriter in pricing the Offering and conducting due diligence. The initial public offering price will not be higher than the price recommended by the qualified independent underwriter. See "The Recapitalization" and "Certain Transactions" for a description of transactions between the Company and Baird Capital Partners II Limited Partnership and BCP II Affiliates Fund Limited Partnership.


     The Company has granted to the Underwriters an option, exercisable within 30 days after the date of the Offering, to purchase up to an additional 357,142 shares of Common Stock and the Selling Stockholders have granted to the Underwriters an option, exercisable within 30 days after the date of the Offering, to purchase up to 392,858 shares of Common Stock to cover over-allotments, at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any such additional shares pursuant to this option, each of the Underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments, if any, in connection with the Offering.

     The Company, the Selling Stockholders and the Underwriters have agreed to indemnify, or to contribute to payments made by, each other with respect to certain civil liabilities, including certain civil liabilities under the Act.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock was determined by negotiation among the Company and the Representatives.

The factors considered in determining the initial public offering price include the history of and prospects for the business in which the Company operates, past and present operations, revenues and earnings of the Company and the trend of such earnings, the prospects for such earnings, the Company's capital requirements, percentage of ownership to be held by investors following the Offering, the general condition of the securities markets at the time of the Offering and the demand for similar securities of reasonably comparable companies. The estimated initial public offering price range set forth on the cover page of the Prospectus is subject to change as a result of market conditions and other factors.

     The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would otherwise be in the absence of such transactions.

     The Representatives have informed the Company that the Underwriters do not intend to make sales to any accounts over which they exercise discretionary authority.

     The Company and its directors, officers and certain other stockholders have agreed not to sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of the Prospectus without the prior written consent of Robert W. Baird & Co. Incorporated.

     The foregoing is a brief summary of the material provisions of the Underwriting Agreement and does not purport to be a complete statement of its terms and conditions. A copy of the Underwriting Agreement is on file with the Commission as an exhibit to the Registration Statement of which this Prospectus forms a part. See "Additional Information."

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c., Milwaukee, Wisconsin. Certain legal matters will be passed upon for the Underwriters by McDermott, Will & Emery, Chicago, Illinois.

                                    EXPERTS

     The financial statements and schedule of the Company at December 31 1996, and for the eight months ended December 31, 1996 and the financial statements of the RCI Group at December 31, 1995 and April 30, 1996 and for each of the two years in the period ended December 31, 1995 and the four months ended April 30, 1996, appearing in the Prospectus and in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included herein in reliance upon such reports given upon the authority of such firm as experts in giving said reports.

     The financial statements of the RCL Group at March 31, 1996 and April 30, 1996, and for each of the two years in the period ended March 31, 1996 and the one month period ended April 30, 1996, appearing in the Prospectus and in the Registration Statement have been audited by Ernst & Young, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included herein in reliance upon such report given upon the authority of such firm as experts in giving said report.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (of which this Prospectus is a part) under the Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in the Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules. The Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such documents may be obtained from the Commission at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited financial statements for the first three quarters of each year.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
RACING CHAMPIONS CORPORATION AND SUBSIDIARIES

Report of Independent Public Accountants....................   F-2

Consolidated Balance Sheet as of December 31, 1996 and March
  31, 1997 (Unaudited)......................................   F-3

Consolidated Statement of Income for the eight months ended
  December 31, 1996 and three months ended March 31, 1997
  (Unaudited)...............................................   F-4

Consolidated Statement of Stockholders' Equity for the eight months ended December 31, 1996 and three months ended
  March 31, 1997 (Unaudited)................................   F-5

Consolidated Statement of Cash Flows for the eight months
  ended December 31, 1996 and three months ended March 31,
  1997 (Unaudited)..........................................   F-6

Notes to Consolidated Financial Statements for the eight
  months ended December 31, 1996 and three months ended
  March 31, 1997 (Unaudited)................................   F-7


RACING CHAMPIONS, INC. AND DODS-MEYER, LTD.

Report of Independent Public Accountants....................  F-15

Combined Balance Sheets as of December 31, 1995 and April
  30, 1996..................................................  F-16

Combined Statements of Income for the years ended December
  31, 1994 and 1995, and for the four months ended April 30,
  1996......................................................  F-17

Combined Statements of Shareholders' Investment for the
  years ended December 31, 1994 and 1995, and for the four
  months ended April 30, 1996...............................  F-18

Combined Statements of Cash Flows for the years ended
  December 31, 1994 and 1995 and for the four months ended
  April 30, 1996............................................  F-19

Notes to Combined Financial Statements for the years ended
  December 31, 1994 and 1995 and for the four months ended
  April 30, 1996............................................  F-20


RACING CHAMPIONS LIMITED, HOSTEN INVESTMENT LIMITED, GARNETT
  SERVICES INC., BERGEN SERVICES INC.

Report of Independent Auditors..............................  F-23

Combined Balance Sheets as of March 31, 1995 and 1996 and
  April 30, 1996............................................  F-24

Combined Statements of Income for the years ended March 31,
  1995 and 1996 and for the one month ended April 30,
  1996......................................................  F-25

Combined Statements of Changes in Shareholders' Equity for
  the years ended March 31, 1995 and 1996 and for the one
  month ended April 30, 1996................................  F-26

Combined Statements of Cash Flows for the years ended March
  31, 1995 and 1996 and for the one month ended April 30,
  1996......................................................  F-27

Notes to Combined Financial Statements......................  F-28

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Racing Champions Corporation and Subsidiaries:


     We have audited the accompanying consolidated balance sheet of RACING CHAMPIONS CORPORATION (a Delaware corporation) AND SUBSIDIARIES as of December 31, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for the eight months ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Racing Champions Corporation and Subsidiaries as of December 31, 1996, and the results of its operations and its cash flows for the eight months ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Chicago, Illinois
February 15, 1997
(except with respect to matters discussed in Note 11 as to which the date is April 9, 1997)

                 RACING CHAMPIONS CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET


                                                                                             PRO FORMA
                                                              DECEMBER 31,    MARCH 31,      MARCH 31,
                                                                  1996           1997           1997
                                                              ------------   ------------   ------------
                                                                             (UNAUDITED)    (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $  5,897,911   $    831,052
  Accounts receivable, net of allowance for doubtful
    accounts of $300,000....................................     5,359,473      4,539,851
  Note receivable, officer..................................       120,758         98,599
  Inventory.................................................     1,264,317      1,358,720
  Deferred and prepaid taxes................................     1,255,131        932,819
  Prepaid expenses..........................................       343,210        794,383
                                                              ------------   ------------
    Total current assets....................................    14,240,800      8,555,424
                                                              ------------   ------------
Property and equipment:
  Tooling...................................................     6,717,375      7,175,215
  Other equipment...........................................     1,349,973      1,453,736
                                                              ------------   ------------
                                                                 8,067,348      8,628,951
  Less -- accumulated depreciation..........................      (839,282)    (1,366,652)
                                                              ------------   ------------
                                                                 7,228,066      7,262,299
Excess purchase price over net assets acquired, net.........    87,139,838     86,591,447
Other assets................................................       471,334        185,974
                                                              ------------   ------------
         Total assets.......................................  $109,080,038   $102,595,144
                                                              ============   ============
                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  1,777,690   $    539,906
  Accrued expenses..........................................     5,757,175      5,560,911
  Accrued royalties.........................................     1,890,857      2,723,231
  Due to stockholders.......................................       945,373             --
  Current maturities of bank term notes.....................     6,200,000      7,800,000
  Senior subordinated debt to stockholders..................     8,020,000             --
                                                              ------------   ------------
    Total current liabilities...............................    24,591,095     16,624,048
Bank term notes, less current maturities....................    30,700,000     31,117,000
Junior subordinated debt to stockholders....................    39,441,054     39,441,054
Deferred interest on junior subordinated debt...............     1,938,083      2,677,213
Deferred income taxes.......................................       996,575        994,949
                                                              ------------   ------------
         Total liabilities..................................    97,666,807     90.854,264
                                                              ------------   ------------
Stockholders' equity:
  Preferred stock, Series A, $.01 par value, 100,000 shares
    authorized, 66,668 issued and outstanding and
    liquidation value of $7,223,107 at December 31, 1996,
    and $7,438,945 at March 31, 1997 and no shares issued or
    outstanding pro forma...................................  $    556,974   $    772,812   $         --
  Preferred stock, Series B, $.01 par value, 20,000 shares
    authorized, 11,952 issued and outstanding and
    liquidation value of $1,294,333 at December 31, 1996 and
    $1,333,088 at March 31, 1997 and no shares issued or
    outstanding pro forma...................................        99,853        138,548             --
  Common stock, voting, $.01 par value, 20,000,000 shares
    authorized, 6,948,156 shares issued and outstanding at
    December 31, 1996, and March 31, 1997 and 7,885,240
    shares issued and outstanding pro forma.................        69,482         69,482         78,853
  Common stock, nonvoting, $.01 par value, 1,000,000 shares
    authorized, 937,084 shares issued and outstanding at
    December 31, 1996 and March 31, 1997 and no shares
    issued or outstanding pro forma.........................         9,371          9,371             --
  Additional paid-in capital................................     8,782,383      8,782,383        921,710
  Retained earnings.........................................     1,895,168      1,968,284      1,968,284
                                                              ------------   ------------   ------------
    Total stockholders' equity..............................    11,413,231     11,740,880   $  2,968,847
                                                              ------------   ------------   ============
         Total liabilities and stockholders' equity.........  $109,080,038   $102,595,144
                                                              ============   ============


       The accompanying notes are an integral part of this balance sheet.

                 RACING CHAMPIONS CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME


                                                              EIGHT MONTHS   THREE MONTHS
                                                                 ENDED          ENDED
                                                              DECEMBER 31,    MARCH 31,
                                                                  1996           1997
                                                              ------------   ------------
                                                                             (UNAUDITED)
Net sales...................................................  $49,384,893    $15,187,478

Cost of sales, related party................................    3,990,651      1,407,098

Cost of sales, other........................................   17,374,793      5,086,159
                                                              -----------    -----------
  Gross profit..............................................   28,019,449      8,694,221

Selling, general and administrative expense.................   15,244,449      5,170,768

Amortization of intangible assets...........................    1,539,101        554,069
                                                              -----------    -----------
  Operating income..........................................   11,235,899      2,969,384

Interest expense............................................    6,737,725      2,380,513

Other expense...............................................      153,471         42,930
                                                              -----------    -----------
  Income before income taxes................................    4,344,703        545,941

Income tax expense..........................................    1,793,495        218,292
                                                              -----------    -----------
  Net income................................................    2,551,208        327,649

Dividends accrued on preferred stock........................      656,040        254,533
                                                              -----------    -----------
  Net income available to common stockholders...............  $ 1,895,168    $    73,116
                                                              ===========    ===========
Net income per common share.................................        $0.23           $0.01
                                                              ===========    ===========
Average number of common shares outstanding.................    8,214,273      8,214,273
                                                              ===========    ===========


         The accompanying notes are an integral part of this statement.

                 RACING CHAMPIONS CORPORATION AND SUBSIDIARIES


                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY



                                                                  ADDITIONAL
                                          COMMON     PREFERRED     PAID-IN       RETAINED     STOCKHOLDERS'
                                           STOCK       STOCK       CAPITAL       EARNINGS        EQUITY
                                          -------    ---------    ----------    ----------    -------------
Balance, May 1, 1996..................    $78,853    $    787     $8,782,383    $       --     $ 8,862,023
  Net income..........................         --          --             --     2,551,208       2,551,208
  Accrued dividends...................         --     656,040             --      (656,040)             --
                                          -------    --------     ----------    ----------     -----------
Balance, December 31, 1996............    $78,853    $656,827     $8,782,383    $1,895,168     $11,413,231
                                          =======    ========     ==========    ==========     ===========
  Net income (unaudited)..............         --          --             --       327,649         327,649
  Accrued dividends (unaudited).......         --     254,533             --      (254,533)             --
                                          -------    --------     ----------    ----------     -----------
Balance, March 31, 1997 (unaudited)...    $78,853    $911,360     $8,782,383    $1,968,284     $11,740,880
                                          =======    ========     ==========    ==========     ===========


         The accompanying notes are an integral part of this statement.

                 RACING CHAMPIONS CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                              EIGHT MONTHS   THREE MONTHS
                                                                 ENDED          ENDED
                                                              DECEMBER 31,    MARCH 31,
                                                                  1996           1997
                                                              ------------   ------------
                                                                             (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $  2,551,208   $   327,649
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................       826,052       527,369
     Amortization on intangible assets......................     1,539,099       554,069
     Amortization of deferred financing costs...............       745,820       279,682
     Deferred income taxes..................................       884,190        (1,626)
     Deferred interest on junior subordinated debt..........     1,938,083       739,130
     Changes in operating assets and liabilities:
       Accounts receivable..................................      (654,921)      819,622
       Inventory............................................     1,647,699       (94,403)
       Prepaid expenses.....................................      (220,591)     (128,861)
       Accounts payable and accrued expenses................     1,572,971      (625,389)
                                                              ------------   -----------
          Net cash provided by operating activities.........    10,829,610     2,397,242
                                                              ------------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment........................    (2,348,107)     (561,604)
  Cash used for acquisitions, net...........................   (27,781,355)           --
                                                              ------------   -----------
          Net cash used by investing activities.............   (30,129,462)     (561,604)
                                                              ------------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Stock issued for cash.....................................  $  5,661,309   $        --
  Proceeds from bank term loans.............................    40,000,000     8,000,000
  Payment on bank term loans................................    (3,100,000)   (5,983,000)
  Proceeds from issuance of Junior Subordinated notes.......    21,570,570            --
  Payment of three day notes................................   (38,934,116)           --
  Decrease in due to stockholders...........................            --    (8,941,656)
  Decrease in notes receivable from officer.................            --        22,159
                                                              ------------   -----------
          Net cash provided (used) by financing
            activities......................................    25,197,763    (6,902,497)
                                                              ------------   -----------
          Net increase (decrease) in cash and cash
            equivalents.....................................     5,897,911    (5,066,859)
Cash and cash equivalents, beginning of period..............            --     5,897,911
                                                              ------------   -----------
Cash and cash equivalents, end of period....................  $  5,897,911   $   831,052
                                                              ============   ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest during the period..................  $  5,422,846   $ 1,649,046
  Cash paid for taxes during the period.....................     4,339,689        30,685
                                                              ============   ===========
SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTIONS:
  Issuance of stock for acquisitions........................  $  3,200,713   $        --
  Issuance of Junior Subordinated notes for acquisitions....    17,870,484            --
  Issuance of Senior Subordinated notes for acquisitions....     8,020,000            --
  Issuance of three day notes for acquisitions..............    38,934,116            --
  Issuance of stock and Junior Subordinated note to officer
     for note receivable....................................       120,758            --
                                                              ============   ===========


         The accompanying notes are an integral part of this statement.

                 RACING CHAMPIONS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE EIGHT MONTHS ENDED DECEMBER 31, 1996
                 (INFORMATION AS OF MARCH 31, 1997 AND FOR THE
                     THREE MONTHS THEN ENDED IS UNAUDITED)

1. DESCRIPTION OF BUSINESS

     Racing Champions Corporation ("RCC") and Subsidiaries (collectively "the Company") is a producer and marketer of collectible scaled die cast vehicle replicas. The Company is known for its extensive line of officially licensed, high quality collectible replicas of actual race cars and related vehicles from the most popular U.S. professional racing series, including NASCAR stock car racing, National Hot Rod Association drag racing, Championship Auto Racing Teams and Indy Racing League Indy-style racing, World of Outlaws sprint car racing, as well as Honda and Kawasaki racing motorcycles. Products are manufactured in numerous styles for the following customer bases: national and regional retail chains; collector and hobby shops and premium sales to corporations. Racing Champions, Inc., a wholly owned subsidiary of Racing Champions Corporation, has license agreements with the major U.S. automotive manufacturers and most of the major motor sport sponsors, team owners and their drivers. The Company sells its products primarily in North America. Racing Champions Limited ("RCL"), a wholly owned Hong Kong subsidiary of RCI, oversees the production of the Company's products.

2. RECAPITALIZATION

     On April 30, 1996, an investor group consummated a recapitalization (the "Recapitalization") which involved the following: (a) the Company's purchase of all of the outstanding stock of Racing Champions, Inc. ("RCI") and substantially all of the assets of Dods-Meyer, Ltd. ("DML") (collectively the "RCI Group");
(b) the acquisition by Banerjan Company Limited (subsequently renamed Racing Champions Limited), of substantially all of the assets of Racing Champions Limited, Garnett Services, Inc. and Hosten Investment Limited (collectively the "RCL Group"); and (c) the contribution by the Company of all the outstanding stock of the Hong Kong subsidiary to RCI.

     The Recapitalization was financed with $40,000,000 of bank borrowings and the issuance to management and the investor group of $8,020,000 of Senior Subordinated Notes, $38,245,820 of Series A Junior Subordinated Notes, $1,195,234 of Series B Junior Subordinated Notes, $6,666,790 of the Company's Series A Preferred Stock, $1,195,233 of the Company's Series B Preferred Stock, $118,840 of the Company's Nonvoting Common Stock and $881,160 of the Company's Common Stock.


     The acquisitions were accounted for using the purchase method of accounting. The acquisitions involved the following: (i) the Company's purchase of all the outstanding stock of RCI in exchange for the issuance by the Company of three day notes for $10,630,014, Senior Subordinated Notes of $1,327,808, Series A Junior Subordinated Notes of $2,746,848 and Series B Junior Subordinated Notes of $295,330, (ii) the Company's purchase of substantially all of the assets DML for a cash payment of $1,728,107, and the issuance by the Company of three day notes for $28,304,102, Senior Subordinated Notes of $4,025,525, Series A Junior Subordinated Notes of $8,369,985, Series B Junior Subordinated Notes of $899,904, 2,422.06 shares of Series A Preferred Stock at a price of $100 per share, 11,952.33 shares of Series B Preferred Stock at a price of $100 per share, 1,354,908 shares of Common Stock at a price of $0.13 per share and 937,084 shares of Nonvoting Common Stock at a price of $0.13 per share, (iii) the Company's purchase of substantially all of the assets of Racing Champions Limited for a cash payment of $1,500,000, (iv) the Company's purchase of substantially all of the assets of Hosten Investment Limited for a cash payment of $50,000, and (v) the Company's purchase of substantially all of the assets of Garnett Services, Inc. for a cash payment of $17,976,667, and the issuance by the Company of Senior Subordinated Notes of $2,666,667, Series A Junior Subordinated Notes of $5,558,417, 13,163.36 shares of Series A Preferred Stock at a price of $100 per share, and 1,145,996 shares of Common Stock at a price of $0.13 per share.

                 RACING CHAMPIONS CORPORATION AND SUBSIDIARIES

     The excess purchase price over the book value of the net assets acquired was $93,547,442. Of this excess $88,663,805 has been recorded as an intangible asset and is being amortized on a straight-line basis over forty years and $4,883,637 was recorded as inventory and property and equipment.


3. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND FOREIGN CURRENCY TRANSLATION/TRANSACTIONS

     The financial statements consolidate the accounts of RCC and its wholly owned subsidiaries. All intercompany items and transactions have been eliminated.

     Foreign subsidiary assets and liabilities are translated at the rates of exchange at the balance sheet date while income statement accounts are translated at the average exchange rates in effect during the period. Accordingly, exchange gains and losses resulting from translations for the eight months ended December 31, 1996 and the three months ended March 31, 1997 were insignificant, however, if they were significant, the Company would have recorded such gains and losses in stockholders' equity in a cumulative adjustment account.

     Transactions in foreign currencies are translated into the local currency at the rates which prevailed at the time of the transactions. Gains and losses on foreign currency transactions are included in income. For the eight months ended December 31, 1996 and the three months ended March 31, 1997, gains and losses of such transactions were insignificant.

REVENUE RECOGNITION

     The Company recognizes revenue based upon shipment of product to customers.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Such investments are valued at market prices.

USE OF ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVENTORY

     Inventory consists of finished goods and is stated at the lower of cost or market. Cost is determined by the first-in, first-out method, and market represents the lower of replacement cost or estimated net realizable value.

PROPERTY AND EQUIPMENT


     Property and equipment have been recorded at their fair value as of the date of the Recapitalization and for items purchased after the Recapitalization were recorded at cost. Depreciation is computed using the straight-line method for financial statement purposes with estimated useful lives for tooling of four years and for other equipment of two to ten years. Accelerated methods are used for income tax purposes.

                 RACING CHAMPIONS CORPORATION AND SUBSIDIARIES

EXCESS PURCHASE PRICE OVER NET ASSETS ACQUIRED

     Excess of purchase price over net assets acquired is amortized over 40 years on a straight-line basis and is tax deductible over 15 years. The Company periodically evaluates the carrying value of goodwill for possible impairment based upon expected future undiscounted operating cash flows.

NET INCOME PER SHARE

     Net income per share is based on the weighted average number of shares of common stock and common equivalent shares outstanding using the treasury stock method.

CONCENTRATION OF CREDIT RISK

     Concentration of credit risk is limited to trade accounts receivable and is subject to the financial conditions of certain major customers in which there were three customers accounting for approximately 19%, 17% and 15% of net sales for the eight months ended December 31, 1996. Additionally, at December 31, 1996, three customers accounted for approximately 27%, 14% and 13% of accounts receivable. The Company does not require collateral or other security to support customers' receivables. The Company conducts periodic reviews of its customers' financial conditions and vendor payment practices to minimize collection risks on trade accounts receivable. The Company has purchased insurance which covers a portion of its receivables from major customers.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash, receivables, accounts payables, accrued expenses and notes payable approximate fair value because of the short-term nature of the items. The carrying value of the debt resulting from the recapitalization approximates its fair value based on current interest rates, coupled with the expected near term payoff of the debt with the proceeds from the proposed initial public offering.

ACCOUNTING FOR STOCK-BASED COMPENSATION


     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation." With respect to stock options granted to employees, SFAS No. 123 permits companies to continue using the accounting method promulgated by the Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees," to measure compensation or to adopt the fair value based method prescribed by SFAS No. 123. The Company has elected to continue to measure compensation cost under APB No.
25. If the APB No. 25 method is continued, pro forma disclosures are required as if SFAS No. 123 accounting provisions were followed. For the eight months ended December 31, 1996 and for the three months ended March 31, 1997, the effect on pro forma net income would have been to reduce net income by $1,673 and $633, respectively.


4. INCOME TAXES:

     For financial reporting purposes, income before income taxes includes the following components:


                                               EIGHT MONTHS    THREE MONTHS
                                                  ENDED           ENDED
                                               DECEMBER 31,     MARCH 31,
                                                   1996            1997
                                               ------------    ------------
Pretax income:
  United States............................     $4,247,843       $509,110
  Foreign..................................         96,860         36,831
                                                ----------       --------
                                                $4,344,703       $545,941
                                                ==========       ========

                 RACING CHAMPIONS CORPORATION AND SUBSIDIARIES

     The significant components of income tax expense are as follows:


                                               EIGHT MONTHS    THREE MONTHS
                                                  ENDED           ENDED
                                               DECEMBER 31,     MARCH 31,
                                                   1996            1997
                                               ------------    ------------
Current
  Federal..................................     $  749,095      $(564,631)
  State....................................        160,210        (99,641)
  Foreign..................................             --             --
                                                ----------      ---------
                                                   909,305       (664,272)
                                                ----------      ---------
Deferred
  Federal..................................        730,005        750,179
  State....................................        137,626        132,385
  Foreign..................................         16,559             --
                                                ----------      ---------
                                                   884,190        882,564
                                                ----------      ---------
                                                $1,793,495      $ 218,292
                                                ==========      =========



     A reconciliation of statutory Federal tax rate and actual effective income tax rate is as follows:



                                              EIGHT MONTHS   THREE MONTHS
                                                 ENDED          ENDED
                                              DECEMBER 31,    MARCH 31,
                                                  1996           1997
                                              ------------   ------------
Statutory rate..............................      34.0%          34.0%
State taxes, net of federal benefit.........       4.8            4.8
Other.......................................       2.5            1.2
                                                  ----           ----
Effective rate..............................      41.3%          40.0%
                                                  ====           ====


     The significant components of deferred tax assets and liabilities are as follows:


                                              DECEMBER 31,    MARCH 31,
                                                  1996           1997
                                              ------------    ---------
Deferred income tax assets
  Valuation allowances......................    $112,385       $112,385
                                                --------       --------
Deferred income tax liabilities
  Intangible assets.........................     732,416        741,715
  Property and equipment....................     264,159        253,234
                                                --------       --------
          Total deferred income tax
            liabilities.....................     996,575        994,949
                                                --------       --------
                                                $884,190       $882,564
                                                ========       ========


5. DEBT

     The Company entered into a Credit Agreement with a group of banks that provides for a revolving loan, Term Loan A, Term Loan B and a Deferred Term Loan. The revolving loan allows the Company to borrow up to $5 million prior to April 30, 2001, based upon levels of the Company's accounts receivable, inventory and cash flows. As of December 31, 1996, the Company had not borrowed under the revolving loan. The Credit Agreement also provides the Company with the ability to borrow up to $8 million under the Deferred Term

                 RACING CHAMPIONS CORPORATION AND SUBSIDIARIES

Loan at any time between March 31, 1997, and April 30, 1997, to refinance the $8 million Senior Subordinated Notes. Eight million dollars was borrowed under the Deferred Term Loan on March 31, 1997.

     Borrowings under the Credit Agreement bear interest, at the Company's option, at the banks' designated base rate plus a margin that varies between .5% and 1.25% or at a reserve adjusted Eurodollar rate plus a margin that varies between 2% and 3.25%. All amounts outstanding under the Credit Agreement are secured by substantially all assets of the Company and are subject to certain financial and other covenants. At December 31, 1996, and March 31, 1997 the Company was in compliance with these covenants.

     The Senior Subordinated Notes are unsecured obligations of the Company and all payments under these notes are subordinated to indebtedness under the Credit Agreement and are senior to all existing and future subordinated indebtedness of the Company including amounts due under the Series A and Series B Junior Subordinated Notes.

     The Series A Junior Subordinated Notes are unsecured obligations of the Company and all payments under these notes are subordinated to indebtedness under the Credit Agreement and to amounts outstanding under the Senior Subordinated Notes, and rank senior in right of payment to amounts outstanding under the Series B Junior Subordinated Notes.

     The Series B Junior Subordinated Notes are unsecured obligations of the Company, and all payments under these notes are subordinated to indebtedness under the Credit Agreement and to amounts outstanding under the Senior Subordinated Notes and the Series A Junior Subordinated Notes.

     The Company's Hong Kong subsidiary entered into a credit agreement with a bank that provides for a line of credit of up to $5 million. Amounts borrowed under this line of credit bear interest at the bank's cost of funds plus 2% and are cross-guaranteed by RCI and RCL. As of December 31, 1996, and March 31, 1997 there were no outstanding borrowings under this line of credit.

                 RACING CHAMPIONS CORPORATION AND SUBSIDIARIES

LONG-TERM DEBT CONSISTS OF THE FOLLOWING:

                                                                DECEMBER 31, 1996    MARCH 31, 1997
                                                                -----------------    --------------
Term Loan A payable to the bank, bearing interest at 8.25%
  as of December 31, 1996, interest payable every quarter;
  principal of $1,500,000 due every quarter from September,
  1996, through April, 2001.................................       $27,000,000        $21,117,000
Term Loan B payable to the bank, bearing interest at 8.75%
  as of December 31, 1996, interest payable every quarter;
  principal of $50,000 due every quarter from September,
  1996, through December, 2000, and $1,000,000 due every
  quarter from March, 2001 to March, 2002, with a final
  payment of $4,100,000 in April, 2002......................         9,900,000          9,800,000
Deferred Term Notes payable to bank, bearing interest at
  8.41% as of March 31, 1997, interest payable every
  quarter; principal of $400,000 due every quarter from
  June, 1997 through December, 2000, and $500,000 due every
  quarter from March, 2001 to December, 2001................                --          8,000,000
Senior Subordinated Notes payable to stockholders, interest
  at a designated bank's base rate (8.25% at December 31,
  1996), principal payable of $20,000, January 1, 1997; and
  $8,000,000 with all accrued and unpaid interest due April
  30, 1997..................................................         8,020,000                 --
Series A Junior Subordinated Notes payable to stockholders;
  interest at 12%; 40% of interest earned is payable each
  March 1, June 1, September 1 and December 1; principal
  amounts of $9,042,995 due each April 30 beginning 2004
  with all accrued and unpaid interest due April 30, 2006...        38,245,820         38,245,820
Series B Junior Subordinated Notes payable to stockholders;
  interest at 12%; 40% of interest earned is payable each
  March 1, June 1, September 1 and December 1; principal
  payments of $398,411 due each April 30 beginning 2004,
  with all accrued and unpaid interest due April 30, 2006...         1,195,234          1,195,234
                                                                   -----------        -----------
                                                                    84,361,054         78,358,054
Less -- Current maturities..................................        14,220,000          7,800,000
                                                                   -----------        -----------
                                                                   $70,141,054        $70,558,054
                                                                   ===========        ===========

PRINCIPAL MATURITIES OF LONG-TERM DEBT ARE AS FOLLOWS:

                                                                DECEMBER 31, 1996    MARCH 31, 1997
                                                                -----------------    --------------
1998........................................................       $ 6,200,000        $ 7,800,000
1999........................................................         6,200,000          7,800,000
2000........................................................         6,200,000          5,967,000
2001........................................................         7,000,000          5,500,000
2002........................................................         5,100,000          4,050,000
Thereafter..................................................        39,441,054         39,441,054
                                                                   -----------        -----------
          Total long-term debt..............................       $70,141,054        $70,558,054
                                                                   ===========        ===========

                 RACING CHAMPIONS CORPORATION AND SUBSIDIARIES

6. PREFERRED STOCK:

     The preferred stock accrues dividends at 12% per year and dividends are cumulative and accrue from day to day, whether or not earned or declared, commencing with the date of issue of such share. No dividends have been paid to date.

     In the event of any liquidation, holders of the Series A Preferred Stock are entitled to receive the liquidation value plus all accrued and unpaid dividends prior to any payment with respect to the Series B Preferred Stock, the Common Stock or the Nonvoting Common Stock. The holders of the Series B Preferred Stock are entitled to receive the liquidation preference plus all accrued and unpaid dividends prior to any payment with respect to the Common Stock or the Nonvoting Common Stock.

7. STOCK OPTION PLAN:

     The Company has adopted a 1996 Employee Stock Option Plan for its key employees. The Employee Stock Option Plan is administered by the Board of Directors. The Company has reserved 415,041 shares of common stock for issuance under the plan. On April 30, 1996 and June 1, 1996, the Company granted 311,281 and 20,752 options, respectively, to purchase shares of common stock at an exercise price equal to fair market value as determined by the Board of Directors in connection with the Recapitalization. These options vest equally over a five year period. The options will expire on the earlier of the tenth anniversary of the date of grant or 30 days after the date of termination of the employees' employment with the Company.

     Stock option activity for the employees' stock option plan for the eight months ended December 31, 1996, is as follows:

                                                              WEIGHTED
                                                              AVERAGE
                                                              EXERCISE
                                          SHARES     PRICE     PRICE
                                          -------    -----    --------
Granted.................................  332,033    $0.13     $0.13
Exercised...............................       --       --        --
Canceled................................       --       --        --
                                          -------
Outstanding as of December 31, 1996.....  332,033    $0.13     $0.13
                                          =======    =====     =====
Stock options exercisable at
  December 31, 1996.....................       --
                                          =======
Shares available for future grants......   83,008
                                          =======

     There was no stock option activity during the three months ending March 31, 1997.

     The fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model assuming, among other things, no dividend yield, a risk free rate of 6.87% to 7.03%, and expected life of 10 years. The weighted average fair value of options granted under the Company's stock plan for the eight months ended December 31, 1996 was $.06 per share. As of December 31, 1996, the remaining contracted life of all options was approximately ten years.

8. RELATED PARTY TRANSACTION

     The Company purchased $3,990,651 and $1,407,098 of product during the eight months ended December 31, 1996 and the three months ended March 31, 1997, respectively from a company controlled by a relative of one of the Company's stockholders.

                 RACING CHAMPIONS CORPORATION AND SUBSIDIARIES

     The Company leases warehouse and office space from parties related to officers/directors of the Company. Rent expense for the eight months ended December 31, 1996 and the three months ended March 31, 1997 was $282,476 and $109,042, respectively.



     The Company pays sales commissions to an external sales representative organization, of which one of the principals of this organization is a relative of an officer/director of the Company. For the eight months ended December 31, 1996 and the three months ended March 31, 1997, commissions of $85,393 and $40,066, respectively were allocated to the related principal.


9. EMPLOYEE BENEFIT PLAN

     The Company adopted a 401(k) savings plan as of December, 1996, which became effective on January 1, 1997. Employees meeting certain eligibility requirements, as defined, may contribute up to 15% of pretax gross wages, subject to certain restrictions. The Company will make matching contributions of 50% of the employees' contributions' up to 5% of employee wages.

10. PRO FORMA DATA (UNAUDITED)

     The pro forma balance sheet amounts give effect to the redemption of preferred stock and the conversion of the nonvoting common stock to voting common stock at March 31, 1997. The amounts do not assume the receipt of offering proceeds.

11. SUBSEQUENT EVENT

PROPOSED INITIAL PUBLIC OFFERING

     On February 27, 1997, the Company filed a Registration Statement with regard to an initial public offering of its common stock. Under the proposed offering, the Company intends to sell to the public 5,000,000 shares of common stock. The Company proposes to use approximately $59,700,000 of the net proceeds to repay subordinated debt owed to certain stockholders of the Company and bank borrowings, and to redeem all of the outstanding shares of preferred stock.

STOCK SPLIT


     On April 9, 1997, the Company issued a 7.885261-for-one stock split of common stock and increased in the number of authorized shares to 20,000,000 shares of voting common stock and 1,000,000 shares of nonvoting common stock. The accompanying financial statements have been retroactively adjusted to reflect the stock split.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
Racing Champions, Inc. and Dods-Meyer, Ltd.:

     We have audited the accompanying combined balance sheets of RACING CHAMPIONS, INC. (an Illinois corporation) and DODS-MEYER, LTD. (an Illinois corporation) as of December 31, 1995 and April 30, 1996, and the related combined statements of income, shareholders' investment and cash flows for the years ended December 31, 1994 and 1995 and for the four months ended April 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Racing Champions, Inc. and Dods-Meyer, Ltd. as of December 31, 1995 and April 30, 1996, and the results of their operations and their cash flows for the years ended December 31, 1994 and 1995 and for the four months ended April 30, 1996, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Chicago, Illinois
February 15, 1997

                  RACING CHAMPIONS, INC. AND DODS-MEYER, LTD.

                            COMBINED BALANCE SHEETS

                                                              DECEMBER 31,    APRIL 30,
                                                                  1995           1996
                                                              ------------    ----------
                                         ASSETS
Current assets:
  Cash and cash equivalents.................................   $2,461,234     $  255,466
  Accounts receivable, net of allowance for doubtful
     accounts of $200,000 and $257,000 in 1995 and 1996,
     respectively...........................................    3,495,736      3,569,178
  Inventory.................................................      711,743      1,553,075
  Other current assets......................................      170,228        453,939
                                                               ----------     ----------
     Total current assets...................................    6,838,941      5,831,658
                                                               ----------     ----------
Property and equipment:
  Tooling...................................................    4,317,008      5,246,778
  Other equipment...........................................      398,575        418,969
                                                               ----------     ----------
                                                                4,715,583      5,665,747
  Less-accumulated depreciation.............................    3,284,576      3,644,575
                                                               ----------     ----------
                                                                1,431,007      2,021,172
                                                               ----------     ----------
            Total assets....................................   $8,269,948     $7,852,830
                                                               ==========     ==========
                        LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current liabilities:
  Accounts payable..........................................   $   83,510     $  548,040
  Accrued expenses..........................................    1,901,413      1,447,239
  Accrued bonus.............................................           --      2,501,439
  Accrued royalties.........................................    1,477,506        863,673
  Accrued distributions.....................................      500,000        811,344
  Due to related party......................................      900,522      1,500,489
  Note payable to related party.............................    1,120,000      1,140,000
                                                               ----------     ----------
     Total current liabilities..............................    5,982,951      8,812,224
                                                               ----------     ----------
Shareholders' investment:
  Common stock, Racing Champions, Inc., no par value, 5,000
     shares authorized, 1,000 shares issued and
     outstanding............................................          400            400
  Common stock, Dods-Meyer, Ltd., no par value, 10,000
     shares authorized, 1,000 shares issued and
     outstanding............................................        1,000          1,000
  Additional paid-in capital................................        9,600          9,600
  Retained earnings (deficit)...............................    2,275,997       (970,394)
                                                               ----------     ----------
     Total shareholders' investment.........................    2,286,997       (959,394)
                                                               ----------     ----------
            Total liabilities and shareholders'
                investment..................................   $8,269,948     $7,852,830
                                                               ==========     ==========

      The accompanying notes are an integral part of these balance sheets.

                  RACING CHAMPIONS, INC. AND DODS-MEYER, LTD.

                         COMBINED STATEMENTS OF INCOME

                                                                                    FOUR MONTHS
                                                       YEARS ENDED DECEMBER 31,        ENDED
                                                      --------------------------     APRIL 30,
                                                         1994           1995           1996
                                                      -----------    -----------    -----------
Net sales...........................................  $43,267,924    $48,592,178    $16,614,029
Cost of sales, related party........................   25,212,148     25,556,121      9,403,514
                                                      -----------    -----------    -----------
  Gross profit......................................   18,055,776     23,036,057      7,210,515
Selling, general and administrative expenses........    9,491,222     13,312,053      4,713,344
Nonrecurring bonus expense..........................           --             --      2,389,218
                                                      -----------    -----------    -----------
  Operating income..................................    8,564,554      9,724,004        107,953
Interest expense....................................     (210,876)      (132,758)       (20,000)
Other income........................................      218,985        141,932         36,299
Other expense.......................................           --       (147,292)       (13,452)
                                                      -----------    -----------    -----------
  Income before income taxes........................    8,572,663      9,585,886        110,800
Income tax expense..................................      348,699        193,500         39,000
                                                      -----------    -----------    -----------
  Net income........................................  $ 8,223,964    $ 9,392,386    $    71,800
                                                      ===========    ===========    ===========

        The accompanying notes are an integral part of these statements.

                  RACING CHAMPIONS, INC. AND DODS-MEYER, LTD.

                COMBINED STATEMENTS OF SHAREHOLDERS' INVESTMENT

                                                               ADDITIONAL
                                                     COMMON     PAID-IN       RETAINED      SHAREHOLDERS'
                                                     STOCK      CAPITAL       EARNINGS       INVESTMENT
                                                     ------    ----------    -----------    -------------
Balance, December 31, 1993.......................    $1,400      $9,600      $(1,840,353)    $(1,829,353)
  Net income.....................................       --           --        8,223,964       8,223,964
  Distributions..................................       --           --       (4,000,000)     (4,000,000)
                                                     ------      ------      -----------     -----------
Balance, December 31, 1994.......................    1,400        9,600        2,383,611       2,394,611
  Net income.....................................       --           --        9,392,386       9,392,386
  Distributions..................................       --           --       (9,500,000)     (9,500,000)
                                                     ------      ------      -----------     -----------
Balance, December 31, 1995.......................    1,400        9,600        2,275,997       2,286,997
  Net income.....................................       --           --           71,800          71,800
  Distributions..................................       --           --       (3,318,191)     (3,318,191)
                                                     ------      ------      -----------     -----------
Balance, April 30, 1996..........................    $1,400      $9,600      $  (970,394)    $  (959,394)
                                                     ======      ======      ===========     ===========

        The accompanying notes are an integral part of these statements.

                  RACING CHAMPIONS, INC. AND DODS-MEYER, LTD.

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                                    FOUR MONTHS
                                                      YEARS ENDED DECEMBER 31,         ENDED
                                                     ---------------------------     APRIL 30,
                                                        1994            1995           1996
                                                     -----------    ------------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.......................................  $ 8,223,964    $  9,392,386    $    71,800
  Adjustments to reconcile net income to net cash
     provided by operating activities
     Depreciation..................................      678,583         711,778        359,999
     Deferred income taxes.........................      196,256              --             --
     Changes in operating assets and liabilities
       Accounts receivable.........................     (274,665)       (895,104)       (73,442)
       Inventory...................................      602,899        (379,348)      (841,332)
       Other current assets........................       32,694        (170,228)      (283,711)
       Accounts payable and accrued expenses.......     (395,462)      1,115,250      1,897,962
       Due to related party........................      (51,254)        496,484        599,967
                                                     -----------    ------------    -----------
            Net cash provided by operating
               activities..........................    9,013,015      10,271,218      1,731,263
                                                     -----------    ------------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment...............   (1,128,788)     (1,076,826)      (950,164)
                                                     -----------    ------------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on bank note............................      (50,000)       (950,000)            --
  Change in shareholders' notes payable............   (1,615,000)             --         20,000
  Distributions to shareholders....................   (3,100,000)     (9,900,000)    (3,006,847)
                                                     -----------    ------------    -----------
            Net cash used in financing
               activities..........................   (4,765,000)    (10,850,000)    (2,986,847)
                                                     -----------    ------------    -----------
            Net increase (decrease) in cash and
               cash equivalents....................    3,119,227      (1,655,608)    (2,205,768)
Cash and cash equivalents, beginning of period.....      997,615       4,116,842      2,461,234
                                                     -----------    ------------    -----------
Cash and cash equivalents, end of period...........  $ 4,116,842    $  2,461,234    $   255,466
                                                     ===========    ============    ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest during the period.........  $   220,340    $     72,758    $        --
  Cash paid for taxes during the period............      871,395          88,968             --
                                                     ===========    ============    ===========

        The accompanying notes are an integral part of these statements.

                  RACING CHAMPIONS, INC. AND DODS-MEYER, LTD.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1995
                  AND FOR THE FOUR MONTHS ENDED APRIL 30, 1996

1. DESCRIPTION OF BUSINESS

     Racing Champions, Inc. ("RCI") and Dods-Meyer, Ltd. ("DML") (collectively "the Company") is a leading producer and marketer of collectible scaled die cast vehicle replicas. The Company is best known for its extensive line of officially licensed, high-quality collectible replicas of actual race cars and related vehicles from the most popular U.S. professional racing series, including NASCAR stock car racing, National Hot Rod Association drag racing, Championship Auto Racing Teams and Indy Racing League Indy-style racing, World of Outlaws sprint car racing as well as Honda and Kawasaki racing motorcycles. Products are manufactured in numerous styles for the following customer bases: national and regional retail chains, collector and hobby shops and premium sales to corporations. RCI has license agreements with the major U.S. automotive manufacturers and most of the major motor sport sponsors, team owners and their drivers.

     RCI sells its products primarily in North America through sales representatives of DML, which is owned by shareholders of RCI. Racing Champions Limited ("RCL"), a Hong Kong company owned by a related party, oversees the production of RCI products.

     On April 30, 1996, the Company was part of a recapitalization which involved the Company and RCL and other affiliates of RCL, whereby a new holding company, Racing Champions Corporation, acquired all stock of RCI and all operating assets of DML.

2. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF COMBINATION

     The financial statements combine the accounts of RCI and DML after elimination of intercompany items and transactions.

REVENUE RECOGNITION

     The Company recognizes revenue based upon shipment of product to customers.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalent. Such investments are valued at market prices.

USE OF ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVENTORY

     Inventory consists of finished goods and is stated at the lower of cost or market. Cost is determined by the first-in, first-out method, and market represents the lower of replacement cost or estimated net realizable value.

                  RACING CHAMPIONS, INC. AND DODS-MEYER, LTD.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Depreciation is computed using the straight-line method for financial statement purposes with estimated useful lives for tooling of two years and for other equipment of five to ten years. Accelerated methods are used for income tax purposes.

INCOME TAXES

     DML has elected to be treated as an S Corporation under the Internal Revenue Code pursuant to which profits and losses are allocated to the shareholders for inclusion in their personal tax returns. As of January 1, 1994, RCI elected to be treated as an S Corporation. Accordingly, a deferred tax asset of $196,256 was charged to tax expense as of January 1, 1994. The remaining tax expense for 1995 and 1996 is due to Illinois replacement taxes.

RELATED-PARTY TRANSACTIONS

     RCL's beneficial owner is a warrant holder in RCI. The stock purchase warrant was issued in 1993 and allows the holder to purchase 500 shares of common stock for an aggregate price of $1,000,000 and contains certain anti-dilution provisions. The warrant is exercisable on December 30, 2003, or upon the occurrence of certain events including a change in control, as defined, or a filing of a registration statement for an initial public offering of the Company's common stock. At December 31, 1995 and 1994, RCI had 500 shares of common stock held in reserve for the exercise of this warrant. This warrant was canceled on April 30, 1996 as part of the recapitalization of the Company.


     In addition to payments related to the purchase of products, RCI paid RCL fees of 30.5% of the cost of product shipped, which amounted to $1,772,000 in 1994, $2,123,414 in 1995 and $831,832 in 1996 which have been included in Cost of sales, Related party, on the accompanying Combined Statements of Income.


STOCK DIVIDEND

     On December 20, 1994, RCI's shareholders and directors declared a 24-to-1 stock dividend to shareholders of RCI's common stock, thereby effecting a 24-to-1 stock split. This split has been retroactively reflected in the accompanying financial statements.

CONCENTRATION OF CREDIT RISK

     Concentration of credit risk is limited to trade accounts receivable and is subject to the financial conditions of certain major customers in which one customer accounted for approximately 11% of net sales for the year ended December 31, 1994, two customers accounted for approximately 15% and 10% of net sales for the year ended December 31, 1995 and three customers accounted for approximately 16%, 15% and 15% of net sales for the four months ended April 30, 1996. The Company does not require collateral or other security to support customers' receivables. The Company conducts periodic reviews of its customers' financial conditions and vendor payment practices to minimize collection risks on trade accounts receivable. The Company insures its receivables for major customers with a third party.

3. NOTES PAYABLE

     During 1995, the Company entered into a revolving line of credit agreement with a bank which extends through April, 1996. The maximum amount of borrowings was the lesser of $4,000,000 or the collateral availability, as defined in the agreement. The agreement required maintenance of certain covenants and was secured by substantially all of the assets of the Company. As of April 30, 1996, there was no outstanding balance on this line of credit. On April 30, 1996, as part of the recapitalization (see Note 1) this agreement was canceled.

                  RACING CHAMPIONS, INC. AND DODS-MEYER, LTD.

     The Company has an unsecured promissory note payable to a related party (a former shareholder) of $1,120,000 and $1,140,000 at December 31, 1995, and April 30, 1996, respectively, including accrued interest. Interest charged at 6% is payable at maturity.

4. STOCK OPTION PLAN

     During 1994, RCI established a stock option plan, under which up to 100 shares of RCI's common stock may be granted to key employees. Under this Plan, options to purchase a total of 74.76 shares of RCI common stock at $3,960 per share were issued during 1994. The options were issued at an exercise price equal to fair market value. The options are exercisable upon the earlier of a change in control of RCI, as defined, or an initial public offering of RCI's common stock. The options expire five years from the date they become exercisable. The options outlined above were canceled in connection with the recapitalization (see Note 1).

                         REPORT OF INDEPENDENT AUDITORS

The Shareholders
Racing Champions Limited,
(Incorporated in Hong Kong with limited liability)
Hosten Investment Limited,
(Incorporated in Hong Kong with limited liability)
Garnett Services Inc.,
(Incorporated in the British Virgin Islands with limited liability) Bergen Services Inc.,
(Incorporated in the British Virgin Islands with limited liability)

     We have audited the accompanying combined balance sheets of Racing Champions Limited, Hosten Investment Limited, Garnett Services Inc. and Bergen Services Inc. (hereinafter collectively referred to as "the Racing Champions Limited Group" or "the RCL Group") as of March 31, 1995, 1996 and April 30, 1996 and the related combined statements of income, changes in shareholders' equity and cash flows for each of the two years in the period ended March 31, 1996 and the one month period ended April 30, 1996. These financial statements are the responsibility of the RCL Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the RCL Group as of March 31, 1995, 1996 and April 30, 1996, and the combined results of its operations and its cash flows for each of the two years in the period ended March 31, 1996 and for the one month period ended April 30, 1996 in conformity with accounting principles generally accepted in the United States of America.

ERNST & YOUNG
Hong Kong

February 19, 1997

                         RACING CHAMPIONS LIMITED GROUP

                            COMBINED BALANCE SHEETS
                               (IN U.S. DOLLARS)

                                                                    MARCH 31,
                                                             -----------------------   APRIL 30,
                                                    NOTES       1995         1996         1996
                                                    ------   ----------   ----------   ----------
                                             ASSETS
Current assets:
  Cash and cash equivalents.......................           $   43,277   $  301,240   $   50,875
  Trade receivables, net..........................              996,405    1,739,938    1,470,941
  Prepayments, deposits and other receivables.....              577,134      282,213      237,122
  Amount due from Racing Champions, Inc.
     ("RCI")......................................              596,828      442,660      572,434
  Amount due from affiliates......................    9       1,032,754           --      111,965
                                                             ----------   ----------   ----------
     Total current assets.........................            3,246,398    2,766,051    2,443,337
Fixed assets......................................  8 & 13      474,461      433,952      411,699
Other asset.......................................    3              --           --      879,690
Deferred income taxes.............................                4,560       60,440       65,713
                                                             ----------   ----------   ----------
          Total assets............................           $3,725,419   $3,260,443   $3,800,439
                                                             ==========   ==========   ==========

                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Bank overdrafts, secured........................    12     $  320,384   $       --   $       --
  Current portion of obligations under capital
     lease........................................    13         49,596      148,151      147,888
  Accounts payable and accrued liabilities........    7         794,598      723,655      992,660
  Amount due to affiliates........................    9              --      218,790           --
  Income tax payable..............................               38,872      136,768      151,086
                                                             ----------   ----------   ----------
     Total current liabilities....................            1,203,450    1,227,364    1,291,634
Long-term obligations under capital lease.........    13         72,834      175,320      163,237
                                                             ----------   ----------   ----------
          Total liabilities.......................            1,276,284    1,402,684    1,454,871
Contingencies and commitments.....................    16
Shareholders' equity:
  Share capital...................................    14        129,369      129,369      129,369
  Retained earnings...............................            2,319,766    1,728,390    2,216,199
                                                             ----------   ----------   ----------
     Total shareholders' equity...................            2,449,135    1,857,759    2,345,568
                                                             ----------   ----------   ----------
          Total liabilities and shareholders'
            equity................................           $3,725,419   $3,260,443   $3,800,439
                                                             ==========   ==========   ==========

    The accompanying notes are an integral part of these combined financial statements.

                         RACING CHAMPIONS LIMITED GROUP

                         COMBINED STATEMENTS OF INCOME
                               (IN U.S. DOLLARS)

                                                             YEARS ENDED MARCH 31,          ONE MONTH
                                                        -------------------------------       ENDED
                                               NOTES         1995             1996        APRIL 30, 1996
                                               ------   --------------   --------------   --------------
Sales:
  Related party - RCI........................            $ 10,316,438     $ 11,308,084     $ 1,304,352
  Other customers............................              12,014,547       26,013,536       2,547,775
                                                         ------------     ------------     -----------
     Total sales.............................              22,330,985       37,321,620       3,852,127
                                                         ------------     ------------     -----------
Cost of sales:
  Related party purchases....................    15        (8,161,941)     (11,245,727)     (1,719,700)
  Other purchases............................              (4,776,869)      (7,643,479)       (307,945)
  Commission paid to RCI.....................    15        (5,777,498)     (13,745,461)     (1,331,278)
                                                         ------------     ------------     -----------
     Total cost of sales.....................             (18,716,308)     (32,634,667)     (3,358,923)
                                                         ------------     ------------     -----------
Commission received from RCI.................    15         1,673,212        2,398,325         258,387
                                                         ------------     ------------     -----------
     Gross profit............................               5,287,889        7,085,278         751,591
Depreciation of fixed assets.................                (360,177)        (392,079)        (29,268)
Selling and administrative expenses..........    15        (2,861,294)      (3,968,028)       (215,760)
                                                         ------------     ------------     -----------
     Operating income........................               2,066,418        2,725,171         506,563
Financial expenses, net......................  4 & 15         (55,239)        (130,004)        (12,755)
Other income, net............................    5            113,085          178,534          28,512
                                                         ------------     ------------     -----------
     Income before income taxes..............               2,124,264        2,773,701         522,320
Income taxes.................................    6            (45,312)        (170,677)        (34,511)
                                                         ------------     ------------     -----------
     Net income..............................            $  2,078,952     $  2,603,024     $   487,809
                                                         ============     ============     ===========

    The accompanying notes are an integral part of these combined financial statements.

                         RACING CHAMPIONS LIMITED GROUP

             COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                               (IN U.S. DOLLARS)

                                                           COMBINED       RETAINED
                                                         SHARE CAPITAL    EARNINGS        TOTAL
                                                         -------------   -----------   -----------
Balance at March 31, 1994..............................    $129,369      $ 2,868,872   $ 2,998,241
  Net income...........................................          --        2,078,952     2,078,952
  Dividends............................................          --       (2,628,058)   (2,628,058)
                                                           --------      -----------   -----------
Balance at March 31, 1995..............................     129,369        2,319,766     2,449,135
  Net income...........................................          --        2,603,024     2,603,024
  Dividends............................................          --       (3,194,400)   (3,194,400)
                                                           --------      -----------   -----------
Balance at March 31, 1996..............................     129,369        1,728,390     1,857,759
  Net income...........................................          --          487,809       487,809
                                                           --------      -----------   -----------
Balance at April 30, 1996..............................    $129,369      $ 2,216,199   $ 2,345,568
                                                           ========      ===========   ===========

    The accompanying notes are an integral part of these combined financial statements.

                         RACING CHAMPIONS LIMITED GROUP

                       COMBINED STATEMENTS OF CASH FLOWS
                               (IN U.S. DOLLARS)

                                                            YEARS ENDED MARCH 31,       ONE MONTH
                                                          -------------------------       ENDED
                                                             1995          1996       APRIL 30, 1996
                                                          -----------   -----------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income............................................  $ 2,078,952   $ 2,603,024     $ 487,809
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Gains on disposal of fixed assets..................      (51,809)     (147,616)           --
     Depreciation.......................................      360,177       392,079        29,268
     Deferred income taxes..............................      (29,961)      (55,880)       (5,273)
     Decrease (increase) in assets:
       Trade receivables, net...........................     (107,845)     (743,533)      268,997
       Prepayments, deposits and other receivables......     (201,268)      294,921        45,091
       Amount due from RCI..............................        7,348       154,168      (129,774)
       Amount due from affiliates.......................     (679,856)    1,032,754      (111,965)
       Tax refund.......................................      240,642            --            --
     Increase (decrease) in liabilities:
       Amounts due to affiliates........................           --       218,790      (218,790)
       Accounts payable and accrued liabilities.........       63,950       (70,943)      269,005
       Income taxes payable.............................       38,355        97,896        14,318
                                                          -----------   -----------     ---------
          Net cash provided by operating activities.....    1,718,685     3,775,660       648,686
                                                          -----------   -----------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of fixed assets..............................      (75,914)      (35,390)       (7,015)
  Purchase of other asset...............................           --            --      (879,690)
  Proceeds from disposal of fixed assets................      139,715       162,995            --
                                                          -----------   -----------     ---------
          Net cash provided by (used in) investing
            activities..................................       63,801       127,605      (886,705)
                                                          -----------   -----------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Advances (repayment) of bank overdrafts...............      320,384      (320,384)           --
  Dividends paid........................................   (2,628,058)   (3,194,400)           --
  Net payments under finance lease......................     (112,426)     (130,518)      (12,346)
                                                          -----------   -----------     ---------
          Net cash used in financing activities.........   (2,420,100)   (3,645,302)      (12,346)
          Net increase (decrease) in cash and cash
            equivalents.................................     (637,614)      257,963      (250,365)
Cash and cash equivalents, at beginning of year.........      680,891        43,277       301,240
                                                          -----------   -----------     ---------
Cash and cash equivalents, at end of year...............  $    43,277   $   301,240     $  50,875
                                                          ===========   ===========     =========
SUPPLEMENTARY CASH FLOWS DISCLOSURES:
  Interest paid.........................................  $    41,735   $    67,038     $   4,666
  Income taxes paid.....................................       36,918       128,661        25,466
  Inception of a capital lease contract.................      112,894       331,559            --
                                                          ===========   ===========     =========

                         RACING CHAMPIONS LIMITED GROUP

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                  (IN U.S. DOLLARS UNLESS OTHERWISE INDICATED)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

     Racing Champions Limited ("RCL"), Bergen Services Inc. ("BSI"), and Hosten Investments ("HIL") were formed in 1989, 1989 and 1991, respectively to act as purchasing and sales agents of collectible scaled replicas of race cars and other vehicles for Garnett Services Inc. ("GSI"). BSI and GSI were incorporated in the British Virgin Islands ("BVI"), and RCL and HIL were incorporated in Hong Kong. RCL, BSI, GSI and HIL are collectively referred to as "the Racing Champions Limited Group" or "the RCL Group".

     Substantially all the RCL Group's products are sold to Racing Champions, Inc. ("RCI"), a related party, and other customers in the United States of America. Effective on May 1, 1996, the operations of RCL, HIL and GSI have been acquired by Racing Champions, Inc.

2. BASIS OF PRESENTATION

     The combined financial statements of the RCL Group have been prepared based on the historical financial statements of the RCL Group of companies for the years ended March 31, 1995 and 1996 and for one month ended April 30, 1996, in accordance with accounting principles generally accepted in the United States of America. All significant intercompany balances and transactions have been eliminated.

3. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(A) FIXED ASSETS AND DEPRECIATION

     Fixed assets are stated at cost less accumulated depreciation.

     Depreciation of fixed assets is calculated on the straight-line basis to write off the cost less estimated residual value of each asset over its estimated useful life. The principal annual rates used for this purpose are as follows:

Leasehold improvements......................................  25%
Furniture and fixtures......................................  20%
Office equipment............................................  20%
Motor vehicles..............................................  30%

(B) INCOME TAXES

     Income taxes are determined under the liability method as required by Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes".

(C) FOREIGN CURRENCY TRANSLATION

     The RCL Group's functional currency is Hong Kong dollars ("HK$"). Foreign currency transactions and monetary assets and liabilities denominated in foreign currencies are translated into HK$ at the respective applicable rates of exchange. Monetary assets and liabilities denominated in foreign currencies are translated into HK$ at the applicable rate of exchange at the balance sheet date. The resulting exchange gains or losses are credited or charged to the statements of income.

     The financial statements of the RCL Group where the HK$ is the functional currency have been translated into U.S. dollars for reporting purpose in accordance with FASB Statement No. 52, "Foreign Currency Translation." All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement accounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported separately as a component of shareholders' equity.

                         RACING CHAMPIONS LIMITED GROUP

(D) OTHER ASSET

     Other asset consists of a golf club membership debenture that is stated at purchase cost which approximates its fair market value.

(E) REVENUE RECOGNITION

     Revenue from the sale of the RCL Group's products is recognized when the products are shipped to customers.

(F) RETIREMENT BENEFITS

     The RCL Group participates in a defined contribution retirement plan administered by an insurance company (the "Retirement Plan"). All staff covered under the Retirement Plan are entitled to a lump sum payment, payable by the insurance company, upon their retirement equal to the sum of employees' contributions plus the employer's contribution. The RCL Group is required to make contributions to the Retirement Plan at a rate of 5% of the salaries of its existing staff. The retirement benefits contributions are charged to the statements of income as services are provided.

     Contributions made to the retirement plan during the years ended March 31, 1995, 1996 and one month ended April 30, 1996 were $17,322, $17,540 and $1,068, respectively.

(G) CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on hand and demand deposits with banks with a term to maturity of three months or less at the date of acquisition.

(H) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

4. FINANCIAL EXPENSES, NET

     Financial expenses, net consist of:

                                                                            ONE MONTH
                                              YEARS ENDED MARCH 31,           ENDED
                                             ------------------------       APRIL 30,
                                               1995           1996            1996
                                             --------       ---------       ---------
Interest income..........................    $ 32,915       $  13,982       $     61
Interest expenses on:
  Bank overdrafts........................     (28,315)        (46,598)        (2,843)
  Capital leases.........................     (13,420)        (20,440)        (1,823)
Bank charges.............................     (46,419)        (76,948)        (8,150)
                                             --------       ---------       --------
                                             $(55,239)      $(130,004)      $(12,755)
                                             ========       =========       ========

                         RACING CHAMPIONS LIMITED GROUP

5. OTHER INCOME, NET

     Other income, net consists of:

                                                                          ONE MONTH
                                             YEARS ENDED MARCH 31,          ENDED
                                            -----------------------       APRIL 30,
                                              1995           1996           1996
                                            --------       --------       ---------
Foreign exchange gains/(losses), net......  $(20,564)      $  3,265        $    51
Gains on disposal of fixed assets.........    51,809        147,616             --
Miscellaneous income......................    81,840         27,653         28,461
                                            --------       --------        -------
                                            $113,085       $178,534        $28,512
                                            ========       ========        =======

6. INCOME TAXES

     The companies in the RCL Group operate both in Hong Kong and other jurisdictions. Details of the related provision for income taxes are as follows:

                                                                        ONE MONTH
                                               YEARS ENDED MARCH 31,      ENDED
                                              -----------------------   APRIL 30,
                                                 1995         1996        1996
                                              ----------   ----------   ---------
Income before income taxes:
  Hong Kong.................................  $  322,039   $1,182,021   $209,159
  Other jurisdictions.......................   1,802,225    1,591,680    313,161
                                              ----------   ----------   --------
                                              $2,124,264   $2,773,701   $522,320
                                              ==========   ==========   ========
Income tax provision:
  Current:
     Hong Kong..............................  $   75,273   $  226,557   $ 39,784
     Other jurisdictions....................          --           --         --
                                              ----------   ----------   --------
                                                  75,273      226,557     39,784
                                              ----------   ----------   --------
  Deferred, Hong Kong.......................     (29,961)     (55,880)    (5,273)
                                              ----------   ----------   --------
                                              $   45,312   $  170,677   $ 34,511
                                              ==========   ==========   ========

     Income earned by BSI and GSI outside the BVI is not subject to tax.

     Those companies carrying on business in Hong Kong are subject to Hong Kong profits tax on their income arising in or derived from Hong Kong after adjusting for income and expense items which are not assessable or deductible for income tax purposes. As such, current income taxes are calculated at a statutory tax rate of 16.5%.

                         RACING CHAMPIONS LIMITED GROUP

     A reconciliation between the actual income tax expense and income taxes computed by applying the statutory Hong Kong tax rates to the income before income taxes is as follows:

                                             YEARS ENDED MARCH 31,     ONE MONTH
                                             ---------------------       ENDED
                                               1995        1996      APRIL 30, 1996
                                             ---------   ---------   --------------
Statutory Hong Kong tax rates..............       16.5%       16.5%         16.5%
                                             =========   =========      ========
Computed expected tax expense..............  $ 350,503   $ 457,661      $ 86,183
Lower tax rate of BVI companies............   (297,367)   (262,627)      (51,672)
Non-deductible/(taxable) items:
  Gains on disposal of fixed assets........     (8,548)    (24,357)           --
  Expenses.................................        724          --            --
                                             ---------   ---------      --------
                                             $  45,312   $ 170,677      $ 34,511
                                             =========   =========      ========

     Deferred income taxes represent temporary differences on depreciation allowance of fixed assets. No valuation allowance for deferred income tax assets has been recorded.

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Accounts payable and accrued liabilities consist of:

                                                    MARCH 31,
                                               --------------------    APRIL 30,
                                                 1995        1996        1996
                                               --------    --------    ---------
Accounts payable.............................  $734,443    $552,361    $818,856
Accrued liabilities..........................    60,155     171,294     173,804
                                               --------    --------    --------
                                               $794,598    $723,655    $992,660
                                               ========    ========    ========

8. FIXED ASSETS

     Fixed assets consist of:

                                               MARCH 31,
                                       --------------------------     APRIL 30,
                                          1995           1996           1996
                                       -----------    -----------    -----------
Leasehold improvements...............  $   506,553    $   510,285    $   510,285
Furniture and fixtures...............      249,495        255,391        255,391
Office equipment.....................      258,198        253,319        260,334
Motor vehicles.......................      487,677        453,239        453,239
                                       -----------    -----------    -----------
                                         1,501,923      1,472,234      1,479,249
Less: Accumulated depreciation.......   (1,027,462)    (1,038,282)    (1,067,550)
                                       -----------    -----------    -----------
                                       $   474,461    $   433,952    $   411,699
                                       ===========    ===========    ===========

                         RACING CHAMPIONS LIMITED GROUP

9. AMOUNT DUE FROM (TO) AFFILIATES

     Amounts due from (to) affiliates consist of:

                                                  MARCH 31,
                                           -----------------------    APRIL 30,
                                              1995         1996         1996
                                           ----------    ---------    ---------
Advances from (to) directors.............  $  (96,460)   $ 450,385    $  34,605
Advances from shareholders...............     121,839      117,455      956,112
Advances from (to) related companies.....   1,007,375     (786,630)    (878,752)
                                           ----------    ---------    ---------
                                           $1,032,754    $(218,790)   $ 111,965
                                           ==========    =========    =========

     Amounts due to/from directors and shareholders relate to short-term advances. Amounts due to/from related companies pertain to short-term advances to related parties described in Notes 1 and 15.

10. CONCENTRATION OF RISKS

     Financial instruments which potentially subject the RCL Group to a concentration of credit risk consist of cash deposits and trade receivables.

     (i) Cash deposits

          The RCL Group places its cash deposits with international banks in Hong Kong.

     (ii) Trade receivables

          As of April 30, 1996, approximately 28.0% and 48.8% of the total trade receivables balance were due from Racing Champions, Inc. and the two other largest customers, respectively. The RCL Group does not have a policy of requiring collateral for trade receivables.

     Racing Champions, Inc. and the two other largest customers account for approximately 46% and 10%; 30% and 23%; 34% and 22% of net sales, respectively, for each of the two years ended March 31, 1995 and 1996 and one month period ended April 30, 1996.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of financial instruments are set out as follows:

     (i) Cash deposits

          The cash deposits are stated at cost which approximates market value.

     (ii) Trade receivables and amounts due from related companies

          Trade receivables and the amounts due from related companies are stated at their book value less provision for doubtful debts, which approximates the fair market value.

     (iii) Other asset

          Other asset is stated at purchase cost which approximates its fair value based on current market value.

     (iv) Other financial instruments

          All other financial instruments are stated at their book value which approximates their fair values.

                         RACING CHAMPIONS LIMITED GROUP

12. BANKING FACILITIES

     The RCL Group has banking facilities of $13,628,719 for overdrafts and trade finance. Unused facilities as of April 30, 1996 amounted to $13,628,719.

     The banking facilities of the RCL Group were secured by mortgages over a director's personal leasehold land and buildings and corporate guarantees given by the RCL Group and two directors totalling $8,150,065.

     The bank overdrafts carry interest at 2.5% above the Hong Kong prime lending rate, a weighted average of 11.5% as of April 30, 1996.

13. CAPITAL LEASES

     The RCL Group leases motor vehicles under capital leases. Leases meeting certain specific criteria are accounted for as the acquisition of an asset. The principal amounts of leases that have been capitalized were as follows:

                                                    MARCH 31,
                                         -------------------------------     APRIL 30,
                                              1995             1996             1996
                                         --------------   --------------   --------------
Motor vehicles.........................    $ 487,677        $ 453,239        $ 453,239
Less: Accumulated amortization.........     (361,278)        (172,414)        (183,745)
                                           ---------        ---------        ---------
                                           $ 126,399        $ 280,825        $ 269,494
                                           =========        =========        =========

     Amortization of the leased assets is included in depreciation expenses.

     At April 30, 1996, future minimum payments under capital leases with initial terms of one year or more consisted of the following:

Year ending April 30:
  1996...................................................  $ 170,026
  1997...................................................    170,026
  1998...................................................     16,603
                                                           ---------
Total minimum lease payments.............................    356,655
Less: Interest elements..................................    (45,530)
                                                           ---------
Present value of net minimum lease payments..............    311,125
Less: current portion....................................   (147,888)
                                                           ---------
Long term portion........................................  $ 163,237
                                                           =========

14. SHARE CAPITAL

     Share capital represented an aggregate amount of the nominal value of issued share capital of RCL, HIL, GSI and BSI as follows:

                                 RCL           HIL          BSI         GSI
                              ----------   -----------   ---------   ---------
Authorized share capital....  US$129,366   US$1,293.66   US$50,000   US$50,000
Issued share capital........  US$129,366   US$     .26   US$     2   US$     1
Stated value per share......  US$     .13  US$     .13   US$     1   US$     1

                         RACING CHAMPIONS LIMITED GROUP

15. RELATED PARTY BALANCES AND TRANSACTIONS

     The RCL Group paid commissions to RCI on all shipments to customers other than RCI. These commissions represented the gross profit earned on these sales. The RCL Group received agency fee income from RCI on all shipments based upon a percentage of the cost of the items sold.

     A significant proportion of RCL Group's products was purchased from vendors who were either directly or indirectly, and partially owned by the RCL Group's shareholders. Also, RCL Group paid rents to affiliated companies of $539,385, $554,274 and $40,065 for the years ended March 31, 1995 and 1996 and the one month ended April 30, 1996, respectively.

16. CONTINGENCIES AND COMMITMENTS

     The RCL Group had the following capital commitments and contingencies:

          (i) The RCL Group had bills discounted with recourse amounting to $498,327, $63,087 and $256,668 as of March 31, 1995, March 31, 1996 and
     April 30, 1996, respectively.

          (ii) The RCL Group had guarantees of banking facilities granted to a director amounting to $1,936,879, $1,888,191 and $2,018,111 as of March 31,
     1995, March 31, 1996 and April 30, 1996, respectively.

          (iii) Operating leases:

             The RCL Group leases land and buildings under non-cancellable operating lease arrangements. Future minimum payments under non-cancellable operating leases with initial terms of one year or more consisted of the following at April 30, 1996.

For the year ended April 30,
1997......................................................  $ 59,931
1998......................................................   186,287
                                                            --------
                                                            $246,218
                                                            ========

             Rental expenses under all operating leases were $539,385 and $554,274 for the years ended March 31, 1995 and 1996, respectively, and $40,065 for the one month ended April 30, 1996.

17. POST BALANCE SHEET EVENTS

     Subsequent to the balance sheet date, on May 1, 1996, RCL, HIL, GSI (the "Companies") and Racing Champions, Inc. ("RCI") entered into an asset and stock purchase agreement (the "Agreement"). Pursuant to the Agreement, the Companies agreed to sell certain of their assets and liabilities to Banerjan Company Limited ("Banerjan"), a wholly-owned subsidiary of RCI. Certain non-business assets and the golf club membership debenture were not sold to Banerjan. Thereafter, the Companies ceased business and the name of Racing Champions Limited was released to Banerjan, which was renamed Racing Champions Limited, a wholly owned subsidiary of RCI.

======================================================

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS


                                         Page
                                         ----
Prospectus Summary.....................     3
Risk Factors...........................     8
The Recapitalization...................    12
Use of Proceeds........................    13
Dividend Policy........................    13
Dilution...............................    14
Capitalization.........................    15
Selected Financial Data................    16
Pro Forma Statements of Income.........    19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................    23
Business...............................    31
Management.............................    41
Certain Transactions...................    47
Principal Stockholders.................    50
Description of Capital Stock...........    51
Shares Eligible for Future Sale........    54
Underwriting...........................    56
Legal Matters..........................    57
Experts................................    57
Additional Information.................    58
Index to Financial Statements..........   F-1


                            ------------------------

     UNTIL             , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================
======================================================

                                5,000,000 SHARES
                             RACING CHAMPIONS LOGO
                                  COMMON STOCK
                             ----------------------

                                   PROSPECTUS
                             ----------------------
                              ROBERTW. BAIRD & CO.
                   INCORPORATED

                            WILLIAM BLAIR & COMPANY

                              J.C. BRADFORD & CO.
                                           , 1997

======================================================

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Not including underwriting discounts and commissions, the expenses of issuance and distribution which are to be paid by the Company are estimated as follows:

                            ITEM                              AMOUNT
                            ----                              -------
Securities and Exchange Commission Registration Fee.........  $24,394
NASD Filing Fee.............................................  $ 8,550
NASDAQ Application Fee......................................  $50,000
Legal Fees and Expenses.....................................  $     *
Transfer Agent Fees and Expenses............................  $     *
Accounting Fees and Expenses................................  $     *
Miscellaneous Expenses......................................  $     *
Printing and Engraving......................................  $     *
                                                              -------
          Total.............................................  $     *
                                                              =======

---------------

* To be supplied by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Set forth below is a description of certain provisions of the Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") of Racing Champions Corporation (the "Company"), the Amended and Restated By-Laws of the Company (the "By-Laws") and the Delaware General Corporation Law ("DGCL"). This description is qualified in its entirety by reference to the Certificate of Incorporation, the By-Laws and the DGCL.

     The Certificate of Incorporation provides that, to the full extent provided by law, a director will not be personally liable to the Company or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director. The DGCL provides that a corporation may limit or eliminate a director's personal liability for monetary damages to the corporation or its stockholders, except for liability (i) for any breach of the director's duty of loyalty to such corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of section 174 of the DGCL or (iv) with respect to any transaction from which the director derived an improper personal benefit.

     Under the DGCL, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. With respect to actions by or in the right of the corporation as a derivative action, section 145 of the DGCL provides that a corporation may indemnify directors, officers and other persons as described above, except if such person has been adjudged to be liable to the corporation, unless the court in which such action or suit was brought determines in view of all of the circumstances of the case that such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     The Certificate of Incorporation and Article V of the By-Laws provide for the mandatory indemnification of directors, officers, employees or agents of the Company to the full extent permitted by the DGCL. The By-Laws also contain a nonexclusivity clause which provides in substance that the indemnification rights under the Amended and Restated By-Laws shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement with the Company, any By-Law or otherwise.

     The DGCL permits and Article V of the By-Laws authorizes the Company to purchase and maintain insurance on behalf of any director, officer, employee or agent of the Company against any liability asserted against or incurred by them in such capacity or arising out of their status as such whether or not the Company would have the power to indemnify such director, officer, employee or agent against such liability under the applicable provisions of the DGCL, the Certificate of Incorporation or the By-Laws.

     The general effect of the foregoing provisions is to reduce the circumstances in which an officer or director may be required to bear the economic burdens of the foregoing liabilities and expenses.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     On April 30, 1996, the Company issued an aggregate of 4,447,252 shares of Common Stock, 51,082.48 shares of Series A Preferred Stock and $21,570,570 principal amount of Series A Junior Subordinated Promissory Notes, for an aggregate purchase price of $27,242,875 in cash and promissory notes to nine purchasers, including four executive officers of the Company and five institutional investors. The purchasers paid a purchase price of $0.13 per share of Common Stock and $100 per share of Series A Preferred Stock, and paid face value for the Series A Junior Subordinated Notes. These securities were issued in reliance upon the exemption from registration provided by section 4(2) of the Securities Act of 1933.


     On April 30, 1996, the Company acquired all of the outstanding stock of Racing Champions, Inc. and substantially all of the assets of Dods-Meyer, Ltd. ("DML"), and a subsidiary of the Company acquired substantially all of the assets of Racing Champions Limited ("RCL"), Hosten Investment Limited ("HIL") and Garnett Services, Inc. ("GSI"). In consideration for such stock and assets, the Company and its subsidiary issued an aggregate principal amount of $38,934,116 of Three Day Promissory Notes, an aggregate principal amount of $19,526,667 of Minute Notes, an aggregate principal amount of $8,020,000 of Senior Subordinated Promissory Notes, an aggregate principal amount of $16,675,250 of Series A Junior Subordinated Promissory Notes, an aggregate principal amount of $1,195,234 of Series B Junior Subordinated Promissory Notes, an aggregate of 13,163.36 shares of Series A Preferred Stock and an aggregate of 1,145,996 shares of Common Stock, to RCL, HIL, GSI, DML, Robert Dods and Boyd Meyer. These securities were issued in reliance upon the exemption from registration provided by section 4(2) of the Securities Act of 1933.


     On April 30, 1996, the Company issued 1,354,908 shares of Common Stock, 937,084 shares of Nonvoting Common Stock, 2,422.06 shares of Series A Preferred Stock and 11,952.33 shares of Series B Preferred Stock to DML. DML paid a purchase price of $0.13 per share of Common Stock, $0.13 per share of Nonvoting Common Stock, $100 per share of Series A Preferred Stock and $100 per share of Series B Preferred Stock. These securities were issued in reliance upon the exemption from registration provided by section 4(2) of the Securities Act of 1933.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS.


    EXHIBIT
    NUMBER                                           DESCRIPTION
    -------                                          -----------
     1*        Form of Underwriting Agreement.
     3.1**     Amended and Restated Certificate of Incorporation.
     3.2**     Amended and Restated By-Laws.
     4.1**     Amended and Restated Certificate of Incorporation (same as Exhibit 3.1).
     4.2**     Amended and Restated By-Laws (same as Exhibit 3.2).
     5         Opinion of Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c.

    EXHIBIT
    NUMBER                                           DESCRIPTION
    -------                                          -----------
    10.1**     Asset and Stock Purchase Agreement, dated as of April 30, 1996, by and among the
               Company, Racing Champions, Inc., Robert Dods, Boyd Meyer, Peter Chung, Dods-Meyer,
               Ltd., Racing Champions Limited, Garnett Services, Inc., Hosten Investment Limited and
               Banerjan Company Limited.

    10.2**     Stockholders Agreement, dated as of April 30, 1996, by and among the Company, Willis
               Stein & Partners, L.P., Baird Capital Partners II Limited Partnership, BCP II
               Affiliates Fund Limited Partnership, Nassau Capital Partners L.P., NAS Partners I
               L.L.C., Robert Dods, Boyd Meyer, Peter Chung, Dods-Meyer, Ltd., Racing Champions
               Limited, Garnett Services, Inc., Hosten Investment Limited, Curt Stoelting, John Olsen,
               Peter Henseler and Kevin Camp.

    10.3**     Registration Agreement, dated as of April 30, 1996, by and among the Company, Willis
               Stein & Partners, L.P., Baird Capital Partners II Limited Partnership, BCP II
               Affiliates Fund Limited Partnership, Nassau Capital Partners L.P., NAS Partners I
               L.L.C., Robert Dods, Boyd Meyer, Peter Chung, Dods-Meyer, Ltd., Racing Champions
               Limited, Garnett Services, Inc., Hosten Investment Limited, Curt Stoelting, John Olsen,
               Peter Henseler and Kevin Camp.

    10.4**     Executive Securities Agreement, dated as of April 30, 1996, by and among the Company,
               Curt Stoelting, John Olsen, Peter Henseler, Kevin Camp, Willis Stein & Partners, L.P.,
               Baird Capital Partners II Limited Partnership, BCP II Affiliates Fund Limited
               Partnership, Nassau Capital Partners L.P., NAS Partners I L.L.C., Robert Dods, Boyd
               Meyer and Peter Chung.

    10.5**     Securities Purchase Agreement, dated as of April 30, 1996, by and among the Company,
               Willis Stein & Partners, L.P., Baird Capital Partners II Limited Partnership, BCP II
               Affiliates Fund Limited Partnership, Nassau Capital Partners L.P., NAS Partners I
               L.L.C., Curt Stoelting, John Olsen, Peter Henseler and Kevin Camp.

    10.6**     Amendment No. 1 to Securities Purchase Agreement, dated as of April 30, 1996, by and among the Company, Willis Stein & Partners, L.P. and certain other purchasers of the
               Company's stock.

    10.7**     Securities Purchase Agreement, dated as of April 30, 1996, by and between the Company and Dods-Meyer, Ltd.

    10.8**     Promissory Note dated April 30, 1996 from Peter Henseler to the Company.

    10.9**     Executive Securities Pledge Agreement, dated as of April 30, 1996, between Peter
               Henseler and the Company.

    10.10**    Credit Agreement, dated as of April 30, 1996, by and among the Company, Racing
               Champions, Inc. and The First National Bank of Boston, as Agent.

    10.11**    Guarantee and Security Agreement, dated as of April 30, 1996, by and among the Company,
               Racing Champions, Inc. and The First National Bank of Boston, as Agent.

    10.12**    Employment Agreement, dated as of April 30, 1996, by and between Racing Champions, Inc.
               and Robert Dods.

    10.13**    Employment Agreement, dated as of April 30, 1996, by and between Racing Champions, Inc.
               and Boyd Meyer.

    10.14**    Employment Agreement, dated as of April 30, 1996, by and between Banerjan Company
               Limited and Peter Chung.

    10.15**    Employment Agreement, dated as of April 30, 1996, by and between Racing Champions, Inc.
               and Curt Stoelting.

    10.16**    Employment Agreement, dated as of April 30, 1996, by and between Racing Champions, Inc.
               and Peter Henseler.

    10.17**    Employment Agreement, dated as of April 30, 1996, by and between Racing Champions, Inc.
               and John Olsen.

10.18**    Employment Agreement, dated as of April 30, 1996, by and between Racing Champions, Inc.
           and Kevin Camp.
10.19**    1996 Key Employees Stock Option Plan.
10.20**    1996 Key Employees Performance Compensation Plan.
10.21**    Amendment No. 1 to 1996 Key Employees Performance Compensation Plan.
10.22**    Racing Champions Corporation 1997 Stock Incentive Plan.
10.23**    Racing Champions Corporation Employee Stock Purchase Plan.
21**       Subsidiaries of the Company.
23.1       Consent of Arthur Andersen LLP.
23.2       Consent of Ernst & Young.
23.3       Consent of Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c. (included in its opinion filed as Exhibit 5 hereto).
24**       Power of Attorney.
27         Financial Data Schedule.


---------------
 * To be filed by amendment.

** Previously filed.

     (b) FINANCIAL STATEMENT SCHEDULES.

                  SCHEDULE             DESCRIPTION
                  --------             -----------
                    II     Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS

     The undersigned Registrant undertakes as follows:

          (a) To provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

          (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (c) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (d) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offer therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Pre-Effective Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Glen Ellyn, State of Illinois, on the 9th day of May, 1997.


                                          RACING CHAMPIONS CORPORATION

                                          By        /s/ ROBERT E. DODS
                                            ------------------------------------
                                                 Robert E. Dods, President


     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 2 to Registration Statement has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated.



                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----
                 /s/ ROBERT E. DODS                    President and Director              May 9, 1997
-----------------------------------------------------  (Principal Executive Officer)
                   Robert E. Dods

                          *                            Executive Vice President and        May 9, 1997
-----------------------------------------------------  Director
                    Boyd L. Meyer

                          *                            Director                            May 9, 1997
-----------------------------------------------------
                  Peter K.K. Chung

                          *                            Director                            May 9, 1997
-----------------------------------------------------
                   Samuel B. Guren

                          *                            Director                            May 9, 1997
-----------------------------------------------------
                    Avy H. Stein

                          *                            Director                            May 9, 1997
-----------------------------------------------------
                   Daniel M. Gill

                          *                            Vice President-Finance and          May 9, 1997
-----------------------------------------------------  Operations and Secretary
                 Curtis W. Stoelting                   (Principal Accounting Officer
                                                       and Principal Financial Officer)

          *By  /s/ ROBERT E. DODS                                                          May 9, 1997
  ------------------------------------------------
                   Robert E. Dods,
                  Attorney-in-Fact

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Racing Champions Corporation and Subsidiaries and the Shareholders of Racing Champions, Inc. and Dods-Meyer, Ltd.:


     We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of Racing Champions Corporation and Subsidiaries and the combined financial statements of Racing Champions, Inc. and Dods-Meyer, Ltd. included in this Registration Statement and issued our reports thereon dated February 15, 1997 (except with respect to matters discussed in Note 11 as to which the date is April 9, 1997). Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of Valuation and Qualifying Accounts is presented for purposes of complying with the Securities and Exchange Commissions rules and is not a part of the basic financial statements. This schedule has been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


                                          ARTHUR ANDERSEN LLP

Chicago, Illinois
February 15, 1997
(except with respect to matters discussed in Note 11 as to which the date is April 9, 1997)

                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS
                     (FOR EACH INCOME STATEMENT PRESENTED)

                                                                      ADDITIONS
                                               BALANCE AT    ---------------------------                BALANCE AT
                                              BEGINNING OF   CHARGED TO     CHARGED TO                    END OF
                DESCRIPTION                      PERIOD       EXPENSE     OTHER ACCOUNTS   DEDUCTIONS     PERIOD
                -----------                   ------------   ----------   --------------   ----------   ----------
Allowances deducted from related accounts
  receivable balance sheet accounts of:
  Racing Champions, Inc. and Dods-Meyer,
     Ltd.
     Year-ended December 31, 1994...........    $240,000      $    --        $     --       $    --      $240,000
     Year-ended December 31, 1995...........     240,000           --              --        40,000       200,000
     Four months ended April 30, 1996.......     200,000       57,000              --            --       257,000
  Racing Champions Corporation
     Eight months ended December 31, 1996...     257,000       43,000              --            --       300,000
Allowances deducted from related inventory
  balance sheet accounts of:
  Racing Champions Corporation
     Eight months ended December 31, 1996...          --      100,000         129,119            --       229,119

                                 EXHIBIT INDEX


                                                                           SEQUENTIALLY
  EXHIBIT                                                                    NUMBERED
  NUMBER                             DESCRIPTION                               PAGE
  -------                            -----------                           ------------
   1*        Form of Underwriting Agreement

   3.1**     Amended and Restated Certificate of Incorporation

   3.2**     Amended and Restated By-Laws.

   4.1**     Amended and Restated Certificate of Incorporation (same as
             Exhibit 3.1).

   4.2**     Amended and Restated By-Laws (same as Exhibit 3.2).

   5         Opinion of Reinhart, Boerner, Van Deuren, Norris &
             Rieselbach, s.c.

  10.1**     Asset and Stock Purchase Agreement, dated as of April 30,
             1996, by and among the Company, Racing Champions, Inc.,
             Robert Dods, Boyd Meyer, Peter Chung, Dods-Meyer, Ltd.,
             Racing Champions Limited, Garnett Services, Inc., Hosten
             Investment Limited and Banerjan Company Limited.

  10.2** Stockholders Agreement, dated as of April 30, 1996, by and among the Company, Willis Stein & Partners, L.P., Baird
             Capital Partners II Limited Partnership, BCP II Affiliates
             Fund Limited Partnership, Nassau Capital Partners L.P., NAS
             Partners I L.L.C., Robert Dods, Boyd Meyer, Peter Chung,
             Dods-Meyer, Ltd., Racing Champions Limited, Garnett
             Services, Inc., Hosten Investment Limited, Curt Stoelting,
             John Olsen, Peter Henseler and Kevin Camp.

  10.3** Registration Agreement, dated as of April 30, 1996, by and among the Company, Willis Stein & Partners, L.P., Baird
             Capital Partners II Limited Partnership, BCP II Affiliates
             Fund Limited Partnership, Nassau Capital Partners L.P., NAS
             Partners I L.L.C., Robert Dods, Boyd Meyer, Peter Chung,
             Dods-Meyer, Ltd., Racing Champions Limited, Garnett
             Services, Inc., Hosten Investment Limited, Curt Stoelting,
             John Olsen, Peter Henseler and Kevin Camp.

  10.4** Executive Securities Agreement, dated as of April 30, 1996, by and among the Company, Curt Stoelting, John Olsen, Peter
             Henseler, Kevin Camp, Willis Stein & Partners, L.P., Baird
             Capital Partners II Limited Partnership, BCP II Affiliates
             Fund Limited Partnership, Nassau Capital Partners L.P., NAS
             Partners I L.L.C., Robert Dods, Boyd Meyer and Peter Chung.

  10.5** Securities Purchase Agreement, dated as of April 30, 1996, by and among the Company, Willis Stein & Partners, L.P.,
             Baird Capital Partners II Limited Partnership, BCP II
             Affiliates Fund Limited Partnership, Nassau Capital Partners
             L.P., NAS Partners I L.L.C., Curt Stoelting, John Olsen,
             Peter Henseler and Kevin Camp.

  10.6** Amendment No. 1 to Securities Purchase Agreement, dated as of April 30, 1996, by and among the Company, Willis Stein &
             Partners, L.P. and certain other purchasers of the Company's stock.

  10.7** Securities Purchase Agreement, dated as of April 30, 1996, by and between the Company and Dods-Meyer, Ltd.

  10.8** Promissory Note dated April 30, 1996 from Peter Henseler to the Company.

  10.9**     Executive Securities Pledge Agreement, dated as of April 30,
             1996, between Peter Henseler and the Company.

  10.10** Credit Agreement, dated as of April 30, 1996, by and among the Company, Racing Champions, Inc. and The First National
             Bank of Boston, as Agent.

  10.11**    Guarantee and Security Agreement, dated as of April 30,
             1996, by and among the Company, Racing Champions, Inc. and The First National Bank of Boston, as Agent.

  10.12** Employment Agreement, dated as of April 30, 1996, by and between Racing Champions, Inc. and Robert Dods.

                                                                           SEQUENTIALLY
  EXHIBIT                                                                    NUMBERED
  NUMBER                             DESCRIPTION                               PAGE
  -------                            -----------                           ------------
  10.13**    Employment Agreement, dated as of April 30, 1996, by and
             between Racing Champions, Inc. and Boyd Meyer.

  10.14** Employment Agreement, dated as of April 30, 1996, by and between Banerjan Company Limited and Peter Chung.

  10.15** Employment Agreement, dated as of April 30, 1996, by and between Racing Champions, Inc. and Curt Stoelting.

  10.16** Employment Agreement, dated as of April 30, 1996, by and between Racing Champions, Inc. and Peter Henseler.

  10.17** Employment Agreement, dated as of April 30, 1996, by and between Racing Champions, Inc. and John Olsen.

  10.18** Employment Agreement, dated as of April 30, 1996, by and between Racing Champions, Inc. and Kevin Camp.

  10.19**    1996 Key Employees Stock Option Plan.

  10.20**    1996 Key Employees Performance Compensation Plan.

  10.21**    Amendment No. 1 to 1996 Key Employees Performance
             Compensation Plan.

  10.22**    Racing Champions Corporation 1997 Stock Incentive Plan.

  10.23**    Racing Champions Corporation Employee Stock Purchase Plan.

  21**       Subsidiaries of the Company.

  23.1       Consent of Arthur Andersen LLP.

  23.2       Consent of Ernst & Young.

  23.3       Consent of Reinhart, Boerner, Van Deuren, Norris &
             Rieselbach, s.c. (included in its opinion filed as Exhibit 5 hereto).

  24**       Power of Attorney.

  27         Financial Data Schedule


---------------

 * To be filed by amendment.

** Previously filed.